As filed with the Securities and Exchange Commission on December 30, 2002

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REGISTRATION NO. 333-100475

811-04440

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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

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PRE-EFFECTIVE AMENDMENT NO. 1 TO

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REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AND

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AMENDMENT NO. 26 TO

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REGISTRATION STATEMENT UNDER THE INVESTMENT

COMPANY ACT OF 1940

SUN LIFE (N.Y.) VARIABLE ACCOUNT C

(EXACT NAME OF REGISTRANT)

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(NAME OF DEPOSITOR)

122 EAST 42ND STREET, SUITE 1900

NEW YORK, NEW YORK 10017

(ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

DEPOSITOR'S TELEPHONE NUMBER: (212) 983-6352

EDWARD M. SHEA, ASSISTANT VICE PRESIDENT AND SENIOR COUNSEL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

RETIREMENT PRODUCTS AND SERVICES

112 WORCESTER STREET

WELLESLEY HILLS, MASSACHUSETTS 02481

(NAME AND ADDRESS OF AGENT FOR SERVICE)

COPIES OF COMMUNICATIONS TO:

JOAN BOROS, ESQ.

JORDEN BURT LLP

1025 THOMAS JEFFERSON STREET, N.W.

SUITE 400E

WASHINGTON, D.C. 20007

Approximate Date of Proposed Public Offering: Upon the date of effectiveness or as soon thereafter as practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

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PART A

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PROSPECTUS

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December 30, 2002

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MFS REGATTA MASTERS FLEX NY

VARIABLE AND FIXED ANNUITY

Sun Life Insurance and Annuity Company of New York and Sun Life (N.Y.) Variable Account C offer the flexible payment deferred annuity contracts described in this Prospectus to individuals.

You may choose among a number of variable investment options and fixed interest options. The variable options are Sub-Accounts in the Variable Account, each of which invests in shares of one of the following mutual funds or series thereof (the "Funds").
Franklin Templeton Variable Insurance	MFS/Sun Life Series Trust (continued)
Products Trust	New Discovery - S Class
Mutual Shares Securities Fund, Class 2	Research - S Class
Franklin Small Cap Value Securities Fund,	Research International - S Class
Class 2	Strategic Growth - S Class
Templeton Foreign Securities Fund, Class 2	Strategic Income - S Class
Lord Abbett Series Fund, Inc.	Strategic Value - S Class
Mid Cap Value Portfolio	Total Return - S Class
Growth and Income Portfolio	Utilities - S Class
MFS/Sun Life Series Trust	Value - S Class
Bond - S Class	Oppenheimer Variable Account Funds
Capital Appreciation - S Class	Oppenheimer Capital Appreciation Fund/VA -
Capital Opportunities - S Class	Service Shares
Emerging Growth - S Class	Oppenheimer Main Street Growth & Income
Global Growth - S Class	Fund/VA - Service Shares
Government Securities - S Class	Oppenheimer Main Street Small Cap Fund/VA -
High Yield - S Class	Service Shares
Massachusetts Investors Growth Stock - S Class	PIMCO Variable Insurance Trust
Massachusetts Investors Trust - S Class	PIMCO Real Return Portfolio
Mid Cap Growth - S Class	PIMCO Total Return Portfolio
Mid Cap Value - S Class	Sun Capital Advisers Trust SM
Money Market - S Class	Sun Capital Real Estate Fund(R)

The fixed account options are available for specified time periods, called Guarantee Periods, and pay interest at a guaranteed rate for each period.

Please read this Prospectus and the Fund prospectuses carefully before investing and keep them for future reference. They contain important information about the Contracts and the Funds.

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We have filed a Statement of Additional Information dated December 30, 2002 (the "SAI") with the Securities and Exchange Commission (the "SEC"), which is incorporated by reference in this Prospectus. The table of contents for the SAI is on page __ of this Prospectus. You may obtain a copy without charge by writing to us at the address shown below (which we sometimes refer to as our "Annuity Service Address") or by telephoning (800) 447-7569. In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file with the SEC.

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The Contracts are not deposits or obligations of, or guaranteed or endorsed by any bank, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency.

The SEC has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Any reference in this Prospectus to receipt by us means receipt at the following service address:

Sun Life Insurance and Annuity Company of New York
c/o Retirement Products and Services
P.O. Box 9133
Wellesley Hills, Massachusetts 02481

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Page
Special Terms
Product Highlights
Expense Summary
Summary of Contract Expenses
Underlying Fund Annual Expenses
Examples
Condensed Financial Information
The Annuity Contract
Communicating To Us About Your Contract
Sun Life Insurance and Annuity Company of New York
The Variable Account
Variable Account Options: The Funds
The Fixed Account
The Fixed Account Options: The Guarantee Periods
The Accumulation Phase
Issuing Your Contract
Amount and Frequency of Purchase Payments
Allocation of Net Purchase Payments
Your Account
Your Account Value
Variable Account Value
Fixed Account Value
Transfer Privilege
Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates
Optional Programs
Withdrawals and Withdrawal Charge
Cash Withdrawals
Withdrawal Charge
Types of Withdrawals Not Subject to Withdrawal Charge
Contract Charges
Account Fee
Administrative Expense Charge and Distribution Fee
Mortality and Expense Risk Charge
Charges for Optional Death Benefit Rider
Premium Taxes
Fund Expenses
Modification in the Case of Group Contracts
Death Benefit
Amount of Death Benefit
The Basic Death Benefit
Optional Death Benefit Rider
Spousal Continuance
Calculating the Death Benefit
Method of Paying Death Benefit
Non-Qualified Contracts
Selection and Change of Beneficiary
Payment of Death Benefit
The Income Phase -- Annuity Provisions
Selection of Annuitant(s)
Selection of the Annuity Commencement Date
Annuity Options
Selection of Annuity Option
Amount of Annuity Payments
Exchange of Variable Annuity Units
Account Fee
Annuity Payment Rates
Annuity Options as Method of Payment for Death Benefit
Other Contract Provisions
Exercise of Contract Rights
Change of Ownership
Voting of Fund Shares
Periodic Reports
Substitution of Securities
Change in Operation of Variable Account
Splitting Units
Modification
Reservation of Rights
Right to Return
Tax Considerations
Deductibility of Purchase Payments
Pre-Distribution Taxation of Contracts
Distributions and Withdrawals from Non-Qualified Contracts
Distribution and Withdrawals from Qualified Contracts
Withholding
Investment Diversification and Control
Tax Treatment of the Company and the Variable Account
Qualified Retirement Plans
Pension and Profit-Sharing Plans
Tax-Sheltered Annuities
Individual Retirement Accounts
Roth IRAs
Administration of the Contract
Distribution of the Contract
Performance Information
Available Information
Incorporation of Certain Documents by Reference
State Regulation
Legal Proceedings
Accountants
Financial Statements
Table of Contents of Statement of Additional Information
Appendix A -- Glossary
Appendix B -- Calculation of Withdrawal Charges
Appendix C -- Calculation of Basic Death Benefit

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SPECIAL TERMS

Your Contract is a legal document that uses a number of specially defined terms. We explain most of the terms that we use in this Prospectus in the context where they arise, and some are self-explanatory. In addition, for convenient reference, we have compiled a list of these terms in the Glossary included at the back of this Prospectus as Appendix A. If, while you are reading this Prospectus, you come across a term that you do not understand, please refer to the Glossary for an explanation.

PRODUCT HIGHLIGHTS

The headings in this section correspond to headings in the Prospectus under which we discuss these topics in more detail.

The Annuity Contract

The MFS Regatta Masters Flex NY Variable and fixed Annuity Contract provides a number of important benefits for your retirement planning. During the Accumulation Phase, you make Payments under the Contract and allocate them to one or more Variable Account or Fixed Account options. During the Income Phase, we make annuity payments to you or someone else based on the amount you have accumulated. The Contract provides tax-deferral so that you do not pay taxes on your earnings until you withdraw them. The Contract also provides a basic death benefit if you die during the Accumulation Phase. You may enhance the basic death benefit by purchasing an optional death benefit rider.

The Accumulation Phase

Under most circumstances, you can buy the Contract with an initial Purchase Payment of $10,000 or more, and you can make additional Purchase Payments of at least $1,000 at any time during the Accumulation Phase. We will not normally accept a Purchase Payment if your Account Value is over $2 million or, if the Purchase Payment would cause your Account Value to exceed $2 million.

Variable Account Options: The Funds

You can allocate your Purchase Payments among the Sub-Accounts investing in a number of Fund options. Each Fund is either a mutual fund registered under the Investment Company Act of 1940 or a separate series of shares of such a mutual fund. The investment returns on the Funds are not guaranteed. You can make or lose money. You can make transfers among the Funds and the Fixed Account Options.

The Fixed Account Options: The Guarantee Periods

You can allocate your Purchase Payments to the Fixed Account and elect to invest in one or more of the Guarantee Periods we make available from time to time. Each Guarantee Period earns interest at a Guaranteed Interest Rate that we publish. We may change the Guaranteed Interest Rate from time to time, but no Guaranteed Interest Rate will ever be less than the minimum guaranteed rate permitted by law. Once we have accepted your allocation to a particular Guarantee Period, we promise that the Guaranteed Interest Rate applicable to that allocation will not change for the duration of the Guarantee Period. We may offer Guarantee Periods of different durations or stop offering some Guarantee Periods. Once we stop offering a Guarantee Period of a particular duration, future allocations, transfers or renewals into that Guarantee Period will not be permitted.

Expense Summary

The Contract has insurance features and investment features, and there are costs related to each.

If your Account Value is less than $100,000 on your Contract Anniversary, we deduct a $50 Annual Account Fee. We will waive the Account Fee if your Contract was fully invested in the Fixed Account during the entire Contract Year.

In addition, we deduct a mortality and expense risk charge of 1.30% of the average daily value of the Contract invested in the Variable Account (1.50% if you are age 76 or older on the Open Date). We also deduct an administrative charge of 0.15% of the average daily value and a distribution charge of 0.20% of the average daily value of the Contract invested in the Variable Account.

Currently, you can make 12 free transfers each year; however, we reserve the right to impose a charge of up to $15 per transfer.

If you take more than a specified amount of money out of your Contract, we assess a withdrawal charge against each Purchase Payment withdrawn. The withdrawal charge (also known as a "contingent deferred sales charge") starts at 8% in the first Contract Year and declines to 0% after four years.

If you elect the optional death benefit rider, we will deduct, during the Accumulation Phase, an additional charge from the assets of the Variable Account equal to 0.20% of the average daily value of your Contract.

In addition to the charges we impose under the Contract, there are also charges (which include management fees and operating expenses) imposed by the Funds, which range from 0.65% to 1.51% of the average daily net assets of the Fund, depending upon which Fund(s) you have selected.

The Income Phase: Annuity Provisions

If you want to receive regular income from your annuity, you can select one of a several Annuity Options. You can choose to receive annuity payments from either the Fixed Account or from the available Variable Account options. If you choose to have any part of your annuity payments come from the Variable Account, the dollar amount of the payments may fluctuate with the performance of the Funds. Subject to the Maximum Annuity Commencement Date, you decide when your Income Phase will begin but, once it begins, you cannot change your choice of annuity payment options.

Death Benefit

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If you die before the Contract reaches the Income Phase, the beneficiary will receive a death benefit. The amount of the death benefit depends upon whether you choose the basic death benefit or, for a fee, the optional death benefit rider. The basic death benefit pays the greater of your Account Value and your total Purchase Payments (adjusted for withdrawals), both calculated as of your Death Benefit Date. You may enhance the basic death benefit by electing the optional death benefit rider. The Maximum Account Value Rider pays the greater of your basic death benefit or your highest Account Value on any Contract Anniversary before your 81st birthday. You must make your election before the date on which your Contract becomes effective. The rider is only available if you are younger than 80 on the Open Date. The optional death benefit rider election may not be changed after your Contract is issued.

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Withdrawals and Withdrawal Charge

You can withdraw money from your Contract during the Accumulation Phase. You may withdraw a portion of your Account Value each year without the imposition of a withdrawal charge. During the first four Contract Years, this "free withdrawal amount" is equal to 10% of the amount of all Purchase Payments made. All other amounts are subject to the withdrawal charge. After the end of the fourth Contract Year, any amount you withdraw is free of withdrawal charges. You may have to pay income taxes and tax penalties on money you withdraw.

Right to Return

Your Contract contains a "free look" provision. If you cancel your Contract within 10 days after receiving it, we will send you your Account Value as of the day we receive your cancellation request. (This amount may be more or less than the original Purchase Payment). We will not deduct a withdrawal charge.

Tax Considerations

Your earnings are not taxed until you take them out. If you withdraw money during the Accumulation Phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty.

If you have any questions about your Contract or need more information, please contact us at:
Sun Life Insurance and Annuity Company of New York
c/o Retirement Products and Services
P. O. Box 9133
Wellesley Hills, Massachusetts 02481
Toll Free (800) 447-7569

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EXPENSE SUMMARY

The purpose of the following table is to help you understand the costs and expenses that you will bear directly and indirectly under a contract when you allocate money to the Variable Account. The table reflects expenses of the Variable Account as well as of each Fund. The table should be considered together with the narrative provided under the heading "Contract Charges" in this Prospectus, and with the Funds' prospectus (es). In addition to the expenses listed below, we may deduct premium taxes.

SUMMARY OF CONTRACT EXPENSES

Transaction Expenses
Sales Load Imposed on Purchase Payments	$ 0

Deferred Sales Load (as a percentage of Purchase Payments withdrawn) (1)
Number of Contract Years Since Issue Date
0 - 1	8%
1 - 2	8%
2 - 3	7%
3 - 4	6%
4 or more	0%
Transfer Fee (2)	$ 15
Annual Account Fee per Contract (3)	$ 50

Variable Account Annual Expenses (as a percentage of average Variable Account assets)

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If you are age 75 or younger on the Open Date (4):		If you are age 76 or older on the Open Date (4):
Mortality and Expense Risks Charge	1.30%	Mortality and Expense Risks Charge	1.50%
Administrative Expenses Charge	0.15%	Administrative Expenses Charge	0.15%
Distribution Fee	0.20%	Distribution Fee	0.20%
Total Variable Annuity Annual Expenses	1.65%	Total Variable Annuity Annual Expenses	1.85%
Optional Death Benefit Rider (if selected)	0.20%	Optional Death Benefit Rider (if selected)	0.20%
Maximum Total Variable Annuity Annual		Maximum Total Variable Annuity Annual
Expenses	1.85%	Expenses	2.05%

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(1)

During the first four Account Years, a portion of your Account may be withdrawn each year without imposition of any withdrawal charge and, after your fourth Contract Anniversary, any amount you withdraw is free of withdrawal charges.

(2)	Currently, we impose no fee upon transfers; however, we reserve the right to impose a fee of up to $15 per transfer

(3)	The annual Account Fee is waived on Contracts greater than $100,000 in value on your Contract Anniversary.

(4)

After annuitization, the sum of the mortality and expense risks charge, the administrative expenses charge, and distribution fee will never be greater than 1.65% of average Variable Account assets, regardless of your age on the Issue Date.

UNDERLYING FUND ANNUAL EXPENSES1

(numbers in brackets represent expenses before fee waivers or expense reimbursements)2

(as a percentage of Fund net assets)
	Management	Other Fund	12b-1 or	Total Annual
Fund	Fees	Expenses	Service Fees	Fund Expenses

Franklin Templeton Variable Insurance Products Trust
Mutual Shares Securities Fund, Class 2 [3]	0.60%	0.19%	0.25%	1.04%
Franklin Small Cap Value Securities Fund, Class 2 [3,4]	0.60%	0.17%	0.25%	1.02% [1.05%]
Templeton Foreign Securities Fund, Class 2 [4]	0.69%	0.21%	0.25%	1.15% [1.16%]
Lord Abbett Series Fund, Inc.
Mid Cap Value Portfolio [5]	0.75%	0.10%	0.25%	1.10% [1.20%]
Growth and Income Portfolio	0.50%	0.21%	0.25%	0.97%
MFS/Sun Life Series Trust
Bond - S Class	0.60%	0.11%	0.25%	0.96%
Capital Appreciation - S Class	0.73%	0.05%	0.25%	1.03%
Capital Opportunities - S Class	0.71%	0.08%	0.25%	1.04%
Emerging Growth - S Class	0.70%	0.06%	0.25%	1.01%
Global Growth - S Class	0.90%	0.15%	0.25%	1.30%
Government Securities - S Class	0.55%	0.07%	0.25%	0.87%
High Yield - S Class	0.75%	0.09%	0.25%	1.09%
Massachusetts Investors Growth Stock - S Class	0.75%	0.07%	0.25%	1.07%
Massachusetts Investors Trust - S Class	0.55%	0.05%	0.25%	0.85%
Mid Cap Growth - S Class	0.75%	0.09%	0.25%	1.09%
Mid Cap Value - S Class [6]	0.75%	0.25%	0.25%	1.25% [1.46%]
Money Market - S Class	0.50%	0.07%	0.25%	0.82%
New Discovery - S Class	0.90%	0.07%	0.25%	1.22%
Research - S Class	0.70%	0.06%	0.25%	1.01%
Research International - S Class	1.00%	0.26%	0.25%	1.51%
Strategic Growth - S Class	0.75%	0.11%	0.25%	1.11%
Strategic Income - S Class	0.75%	0.26%	0.25%	1.26%
Strategic Value - S Class [6]	0.75%	0.25%	0.25%	1.25% [1.47%]
Total Return - S Class	0.65%	0.05%	0.25%	0.95%
Utilities - S Class	0.71%	0.07%	0.25%	1.03%
Value - S Class	0.75%	0.10%	0.25%	1.10%
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Oppenheimer Capital Appreciation Fund/VA - Service Shares [7]	0.64%	0.02%	0.25% [8]	0.91%
Oppenheimer Main Street Growth & Income Fund/VA - Service Shares [7]	0.68%	0.05%	0.25% [8]	0.98%
Oppenheimer Main Street Small Cap Fund/VA - Service Shares [7]	0.75%	0.29%	0.25% [8]	1.29%

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PIMCO Variable Insurance Trust
PIMCO Real Return Portfolio [9]	0.25%	0.26%	0.15%	0.66% [0.67%]
PIMCO Total Return Portfolio [9]	0.25%	0.25%	0.15%	0.65% [0.66%]
Sun Capital Advisers Trust SM
Sun Capital Real Estate Fund(R) [10]	0.95%	0.30%	-	1.25% [1.68%]

1	The information relating to Fund expenses was provided by the Funds and we have not independently verified it. You should consult the Fund prospectuses for more information about Fund expenses.
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2

All expense figures are shown after expense reimbursements or waivers, except for the bracketed figures which show what the expense figures would have been absent reimbursement. All expense figures are based on actual expenses for the fiscal year ended December 31, 2001, except that certain information relating to the Lord Abbett Series Fund has been restated to reflect the fees and expenses that will be applicable during 2002 as described in note (5) below.

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3	While the maximum amount payable under each Fund's Rule 12b-1 plan is 0.35% per year of the Fund's average daily net assets, the Fund's Board of Trustees has set the current rate at 0.25% per year.

4

Each Fund's manager has agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Board and an order of the Securities and Exchange Commission.

5

The information in the fee table relating to the Mid Cap Value Portfolio has been restated to reflect the fees and expenses that will be applicable during 2002. For the year ended December 31, 2001, Lord, Abbett & Co. voluntarily waived a portion of its management fees for the Mid Cap Value Portfolio and subsidized a portion of the Portfolios' expenses to the extent necessary to maintain the "Other Fund Expenses" and "12b-1or Services Fees" of each Portfolio at an aggregate of 0.35% of its average daily net assets. For the year 2002, Lord, Abbett & Co. does not intend to waive it management fees for the Mid Cap Value Portfolio but has contractually agreed to continue to reimburse a portion of the Portfolio's expenses to the extent necessary to maintain its "Other Fund Expenses" and "12b-1 or Service Fees" of the Portfolio at an aggregate of 0.35% of its average daily net assets.

6

The MFS/SUN Life Series Trust has an expense offset arrangement which reduces the Fund's custodian fee based upon the amount of cash maintained by the Fund with its custodian and dividend disbursing agent, and may enter into such other arrangements and directed brokerage arrangement (which would also have the effect of reducing the Fund's expenses). Any such fee reductions are not reflected in the table. Had these fee reductions been taken into account, "Total Annual Fund Expenses" would have been lower for certain series:

MFS/Sun Life Emerging Growth - S Class	1.00%
MFS/Sun Life Massachusetts Investors Growth Stock - S Class	1.06%

7

Under the investment advisory agreement, the Fund pays the Manager an advisory fee at an annual rate that declines on additional assets as the Fund grows: 0.75% of the first $200 million of average annual net assets, 0.72% of the next $200 million, 0.69% of the next $200 million, 0.66% of the next $200 million, and 0.60% of average annual net assets over $800 million.

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8

In addition, the Fund has adopted a Distribution and Service Plan (12b-1 fee) to pay the distributor for distribution related services the Fund's service. Under the Plan, payments are made quarterly at an annual rate of up to 0.25% of the average annual net assets of the Fund's service shares. Prior to May 1, 2002, the 12b-1 fee was 0.15%. As of May 1, 2002, the 12b-1 fee is 0.25%. The above information has therefore been restated using the current fees that would have been applicable had they been in effect during the previous fiscal year.

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9

PIMCO has contractually agreed to reduce total annual portfolio operating expenses for class shares to the extent such expenses would exceed, due to the payment of organization expenses and Trustees' fees, 0.65% of average daily net assets. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

10

To the extent that the expense ratio of Sun Capital Real Estate Fund(R) falls below the Fund's expense limit, the Fund's adviser reserves the right to be reimbursed for management fees waived and Fund expenses paid by it during the prior two years.

EXAMPLES

The following examples should not be considered to be representations of past or future expenses, and actual expenses may be greater or lower than those shown. The examples assume that all current waivers and reimbursements continue throughout all periods.

If you surrender your Contract at the end of the applicable period, you would pay the following expenses on a $1,000 investment, assuming an average Contract size of $50,000, a 5% annual return and no optional death benefit rider has been elected:
	1 Year	3 Years	5 Years	10 Years

Mutual Shares Securities Fund, Class 2	$102	$154	$147	$312
Franklin Small Cap Value Securities Fund, Class 2	102	154	146	310
Templeton Foreign Securities Fund, Class 2	103	157	153	322
Mid Cap Value Portfolio	103	156	150	318
Growth and Income Portfolio	101	152	144	305
Bond - S Class	101	152	143	304
Capital Appreciation - S Class	102	154	147	311
Capital Opportunities - S Class	102	154	147	312
Emerging Growth - S Class	102	153	146	309
Global Growth - S Class	104	161	160	336
Government Securities - S Class	100	150	139	295
High Yield - S Class	102	156	150	317
Massachusetts Investors Growth Stock - S Class	102	155	149	315
Massachusetts Investors Trust - S Class	100	149	138	293
Mid Cap Growth - S Class	102	156	150	317
Mid Cap Value - S Class	104	160	158	332
Money Market - S Class	100	148	137	290
New Discovery - S Class	104	159	156	329
Research - S Class	102	153	146	309
Research International - S Class	106	167	170	356
Strategic Growth - S Class	103	156	151	319
Strategic Income - S Class	104	160	158	333
Strategic Value - S Class	104	160	158	332
Total Return - S Class	101	152	143	303
Utilities - S Class	102	154	147	311
Value - S Class	103	156	150	318
Oppenheimer Capital Appreciation Fund/VA - Services Shares	100	148	136	290
Oppenheimer Main Street Growth & Income Fund/VA - Services Shares	101	150	140	296
Oppenheimer Main Street Small Cap Fund/VA - Services Shares	103	158	155	326
PIMCO Real Return Portfolio	98	144	129	275
PIMCO Total Return Portfolio	98	143	128	274
Sun Capital Real Estate Fund(R)	104	160	158	332

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If you surrender your Contract at the end of the applicable period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return, an average Contract size of $50,000, and the optional death benefit rider has been elected:
	1 Year	3 Years	5 Years	10 Years

Mutual Shares Securities Fund, Class 2	$104	$160	$157	$331
Franklin Small Cap Value Securities Fund, Class 2	104	159	156	329
Templeton Foreign Securities Fund, Class 2	105	163	163	341
Mid Cap Value Portfolio	104	161	160	336
Growth and Income Portfolio	103	158	154	324
Bond - S Class	103	158	153	323
Capital Appreciation - S Class	104	159	157	330
Capital Opportunities - S Class	104	160	157	331
Emerging Growth - S Class	104	159	156	328
Global Growth - S Class	106	167	170	355
Government Securities - S Class	102	155	149	315
High Yield - S Class	104	161	160	336
Massachusetts Investors Growth Stock - S Class	104	161	159	334
Massachusetts Investors Trust - S Class	102	155	148	313
Mid Cap Growth - S Class	104	161	160	336
Mid Cap Value - S Class	106	165	167	350
Money Market - S Class	102	154	146	310
New Discovery - S Class	105	165	166	348
Research - S Class	104	159	156	328
Research International - S Class	108	173	180	374
Strategic Growth - S Class	104	162	161	337
Strategic Income - S Class	106	166	168	351
Strategic Value - S Class	106	165	167	350
Total Return - S Class	103	157	153	322
Utilities - S Class	104	159	157	330
Value - S Class	104	161	160	336
Oppenheimer Capital Appreciation Fund/VA - Services Shares	102	153	146	309
Oppenheimer Main Street Growth & Income Fund/VA - Services Shares	102	155	149	316
Oppenheimer Main Street Small Cap Fund/VA - Services Shares	105	164	164	345
PIMCO Real Return Portfolio	100	149	139	294
PIMCO Total Return Portfolio	100	149	138	293
Sun Capital Real Estate Fund(R)	106	165	167	350

If you do NOT surrender your Contract, or if you annuitize at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming an average Contract size of $50,000, a 5% annual return and no optional death benefit rider has been elected:
	1 Year	3 Years	5 Years	10 Years

Mutual Shares Securities Fund, Class 2	$28	$87	$147	$312
Franklin Small Cap Value Securities Fund, Class 2	28	86	146	310
Templeton Foreign Securities Fund, Class 2	29	90	153	322
Mid Cap Value Portfolio	29	88	150	318
Growth and Income Portfolio	28	84	144	305
Bond - S Class	27	84	143	304
Capital Appreciation - S Class	28	86	147	311
Capital Opportunities - S Class	28	87	147	312
Emerging Growth - S Class	28	86	146	309
Global Growth - S Class	31	94	160	336
Government Securities - S Class	27	81	139	295
High Yield - S Class	29	88	150	317
Massachusetts Investors Growth Stock - S Class	29	87	149	315
Massachusetts Investors Trust - S Class	26	81	138	293
Mid Cap Growth - S Class	29	88	150	317
Mid Cap Value - S Class	30	93	158	332
Money Market - S Class	26	80	137	290
New Discovery - S Class	30	92	156	329
Research - S Class	28	86	146	309
Research International - S Class	33	100	170	356
Strategic Growth - S Class	29	89	151	319
Strategic Income - S Class	30	93	158	333
Strategic Value - S Class	30	93	158	332
Total Return - S Class	27	84	143	303
Utilities - S Class	28	86	147	311
Value - S Class	29	88	150	318
Oppenheimer Capital Appreciation Fund/VA - Services Shares	26	80	136	290
Oppenheimer Main Street Growth & Income Fund/VA - Services Shares	27	82	140	296
Oppenheimer Main Street Small Cap Fund/VA - Services Shares	30	91	155	326
PIMCO Real Return Portfolio	24	75	129	275
PIMCO Total Return Portfolio	24	75	128	274
Sun Capital Real Estate Fund(R)	30	93	158	332

If you do NOT surrender your Contract, or if you annuitize at the end of the applicable period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return, an average Contract size of $50,000, and the optional death benefit rider has been elected:
	1 Year	3 Years	5 Years	10 Years

Mutual Shares Securities Fund, Class 2	$30	$92	$157	$331
Franklin Small Cap Value Securities Fund, Class 2	30	92	156	329
Templeton Foreign Securities Fund, Class 2	31	96	163	341
Mid Cap Value Portfolio	31	94	160	336
Growth and Income Portfolio	30	90	154	324
Bond - S Class	29	90	153	323
Capital Appreciation - S Class	30	92	157	330
Capital Opportunities - S Class	30	92	157	331
Emerging Growth - S Class	30	92	156	328
Global Growth - S Class	33	100	170	355
Government Securities - S Class	29	87	149	315
High Yield - S Class	31	94	160	336
Massachusetts Investors Growth Stock - S Class	30	93	159	334
Massachusetts Investors Trust - S Class	28	87	148	313
Mid Cap Growth - S Class	31	94	160	336
Mid Cap Value - S Class	32	99	167	350
Money Market - S Class	28	86	146	310
New Discovery - S Class	32	98	166	348
Research - S Class	30	92	156	328
Research International - S Class	35	106	180	374
Strategic Growth - S Class	31	95	161	337
Strategic Income - S Class	32	99	168	351
Strategic Value - S Class	32	99	167	350
Total Return - S Class	29	90	153	322
Utilities - S Class	30	92	157	330
Value - S Class	31	94	160	336
Oppenheimer Capital Appreciation Fund/VA - Services Shares	28	86	146	309
Oppenheimer Main Street Growth & Income Fund/VA - Services Shares	29	88	149	316
Oppenheimer Main Street Small Cap Fund/VA - Services Shares	32	97	164	345
PIMCO Real Return Portfolio	26	81	139	294
PIMCO Total Return Portfolio	26	81	138	293
Sun Capital Real Estate Fund(R)	32	99	167	350

CONDENSED FINANCIAL INFORMATION

The Contracts described in this Prospectus have not previously been made available for sale, and may include fees and charges that are different from our other variable annuity contracts. These differences will produce differing Accumulation Unit values. Therefore, no condensed financial information is included in this Prospectus. Sun Life Insurance and Annuity Company of New York's financial statements and those for the Variable Account are in the Statement of Additional Information.

THE ANNUITY CONTRACT

Sun Life Insurance and Annuity Company of New York and Sun Life (N.Y.) Variable Account C (the "Variable Account") offer the Contract on an individual basis for use in connection with retirementplanning. We issue the Contract directly to the individual owner of the Contract.

In this Prospectus, unless we state otherwise, we address Owners of Individual Contracts as "you." For the purpose of determining benefits under the Contracts, we establish an Account for each Owner, which we will refer to as "your" Account.

Your Contract provides a number of important benefits for your retirement planning. It has an Accumulation Phase, during which you make Payments under the Contract and allocate them to one or more Variable Account or Fixed Account options, and an Income Phase, during which we make annuity payments based on the amount you have accumulated. Your Contract provides tax deferral, so that you do not pay taxes on your earnings under your Contract until you withdraw them. It provides a basic death benefit if you die during the Accumulation Phase. You may enhance the basic death benefit by electing the optional death benefit riders and paying an additional charge for the optional death benefit rider. Finally, if you so elect, during the Income Phase we will make annuity payments to you or someone else for life or for another period that you choose.

You choose these benefits on a variable or fixed basis or a combination of both. When you choose Variable Account investment options or a Variable Annuity option, your benefits will be responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from different types of investments. With these variable options, you assume all investment risk under your Contract. When you choose our Fixed Annuity option, we assume the investment risk. You also bear the risk that the interest rates we will offer in the future and the rates we will use in determining your Fixed Annuity might not exceed our minimum guaranteed rate. Our minimum guaranteed interest rate will never be less than that required by law.

The Contract is designed for use in connection with personal retirement and deferred compensation plans, some of which qualify for favorable federal income tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code. The Contract is also designed so that it may be used in connection with certain non-tax-qualified retirement plans, such as payroll savings plans and such other groups (trusteed or nontrusteed) as may be eligible under applicable law. We refer to Contracts used with plans that receive favorable tax treatment as "Qualified Contracts," and all other Contracts as "Non-Qualified Contracts."

COMMUNICATING TO US ABOUT YOUR CONTRACT

All materials sent to us, including Purchase Payments, must be sent to our Annuity Service Address as set forth on the first page of this Prospectus. For all telephone communications, you must call (800) 447-7569.

Unless this Prospectus states differently, we will consider all materials sent to us and all telephone communications to be received on the date we actually receive them at our Annuity Service Address. However, we will consider all financial transactions, including Purchase Payments, withdrawal requests and transfer instructions, to be received on the next Business Day if we receive them (1) on a day that is not a Business Day or (2) after 4:00 p.m., Eastern Time.

When we specify that notice to us must be in writing, we reserve the right, at our sole discretion, to accept notice in another form.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

We are a stock life insurance company incorporated under the laws of New York on May 25, 1983. We do business exclusively in New York. Our Home Office is located at 122 East 42nd Street, Suite 1900, New York, New York 10017.

We are an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada ("Sun Life (Canada)"). Sun Life (Canada) completed its demutualization on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada Inc. ("Sun Life Financial"), is now the ultimate parent of Sun Life (Canada) and the Company. Sun Life Financial, a corporation organized in Canada, is a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York, London, and Manila stock exchanges.

THE VARIABLE ACCOUNT

We established the Variable Account as a separate account on October 18, 1985, pursuant to a resolution of our Board of Directors. The Variable Account funds the Contract and various other variable annuity and variable life insurance product contracts are offered by the Company and other affiliated and unaffiliated offerors. These other products may have features, benefits and charges that are different from those under the Contract.

Under New York insurance law and the Contract, the income, gains or losses of the Variable Account are credited to or charged against the assets of the Variable Account without regard to the other income, gains, or losses of the Company. These assets are held in relation to the Contract and other variable annuity and variable life insurance contracts that provide benefits that vary in accordance with the investment performance of the Variable Account. Although the assets maintained in the Variable Account will not be charged with any liabilities arising out of any other business we conduct, all obligations arising under a Contract, including the promise to make annuity payments, are general corporate obligations of the Company.

The assets of the Variable Account are divided into Sub-Accounts. Each Sub-Account invests exclusively in shares of a specific Fund. All amounts allocated to the Variable Account will be used to purchase Fund shares as designated by you at their net asset value. Any and all distributions made by the Funds with respect to the shares held by the Variable Account will be reinvested to purchase additional Fund shares at their net asset value. Deductions from the Variable Account for cash withdrawals, annuity payments, death benefits, Account Fees, Contract charges against the assets of the Variable Account for the assumption of mortality and expense risks, administrative expenses and any applicable taxes will, in effect, be made by redeeming the number of Fund Shares at their net asset value equal in total value to the amount to be deducted. The Variable Account will be fully invested in Fund shares at all times.

VARIABLE ACCOUNT OPTIONS: THE FUNDS

The Contract offers Sub-Accounts that invest in a number of Fund investment options, which are briefly discussed below. Each Fund is a mutual fund registered under the Investment Company Act of 1940, or a separate series of shares of such a mutual fund.

More comprehensive information about the Funds, including a discussion of their management, investment objectives, expenses, and potential risks, is found in the current prospectuses for the Funds (the "Fund Prospectuses"). The Fund Prospectuses should be read in conjunction with this Prospectus before you invest. A copy of each Fund Prospectus, as well as a statement of additional information for each Fund, may be obtained without charge from the company by calling (800) 447-7569 or by writing to Sun Life Insurance and Annuity Company of New York, c/o Retirement Products and Services, P.O. Box 9133, Wellesley Hills, Massachusetts 02481.

The Funds currently available are:

Franklin Templeton Variable Insurance Products Trust (advised by Franklin Mutual Advisers, LLC, for Mutual Shares Securities Fund, by Franklin Advisory Services, LLC, for Franklin Small Cap Value Securities Fund, and by Templeton Investment Counsel, LLC, for Templeton Foreign Securities Fund)

Mutual Shares Securities Fund will mainly seek capital appreciation; its secondary goal is to seek income.

Franklin Small Cap Value Securities Fund will seek long-term total return.

Templeton Foreign Securities Fund will seek long-term capital growth. Under normal market conditions, the Fund will invest at least 80% of its net assets in the equity securities of foreign companies, including those in emerging markets.

Lord Abbett Series Fund, Inc. (advised by Lord, Abbett & Co.)

Mid Cap Value Portfolio seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

Growth and Income Portfolio seeks to provide long-term growth of capital and income without excessive fluctuation in market value.

MFS/Sun Life Series Trust (advised by Massachusetts Financial Services Company, an affiliate of the Company)

Bond - S Class will mainly seek as high a level of current income as is believed to be consistent with prudent investment risk; its secondary objective is to seek to protect shareholders' capital.

Capital Appreciation - S Class will seek to maximize capital appreciation by investing in securities of all types, with major emphasis on common stocks.

Capital Opportunities - S Class will seek capital appreciation.

Emerging Growth - S Class will seek long-term growth of capital.

Global Growth - S Class will seek capital appreciation by investing in securities of companies worldwide growing at rates expected to be well above the growth rate of the overall U.S. economy.

Government Securities - S Class will seek current income and preservation of capital by investing in U.S. Government and U.S. Government-related securities.

High Yield - S Class will seek high current income and capital appreciation by investing primarily in certain low rated or unrated securities (possibly with equity features) of U.S. and foreign issuers.

Massachusetts Investors Growth Stock - S Class will seek to provide long-term growth of capital and future income rather than current income.

Massachusetts Investors Trust - S Class will seek long-term growth of capital with a secondary objective to seek reasonable current income.

Mid Cap Growth - S Class will seek long-term growth of capital.

Mid Cap Value - S Class will seek capital appreciation.

Money Market - S Class will seek maximum current income to the extent consistent with stability of principal by investing exclusively in money market instruments maturing in less than 13 months.

New Discovery - S Class will seek capital appreciation.

Research - S Class will seek to provide long-term growth of capital and future income.

Research International - S Class will seek capital appreciation.

Strategic Growth - S Class will seek capital appreciation.

Strategic Income - S Class will seek to provide high current income by investing in fixed income securities and will seek to take advantage of opportunities to realize significant capital appreciation while maintaining a high level of current income.

Strategic Value - S Class will seek capital appreciation.

Total Return - S Class will seek mainly to obtain above-average income (compared to a portfolio entirely invested in equity securities) consistent with prudent employment of capital; its secondary objective is to take advantage of opportunities for growth of capital and income since many securities offering a better than average yield may also possess growth potential.

Utilities - S Class will seek capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal market conditions, at least 65% of its assets in equity and debt securities of both domestic and foreign companies in the utilities industry.

Value - S Class will mainly seek capital appreciation and reasonable income.

Oppenheimer Variable Account Funds (advised by OppenheimerFunds, Inc.)

Oppenheimer Capital Appreciation Fund/VA seeks capital appreciation by investment in securities of well-established companies.

Oppenheimer Main Street Growth & Income Fund/VA seeks high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities.

Oppenheimer Main Street Small Cap Fund/VA seeks capital appreciation by investing mainly in common stocks of small capitalization U.S. companies.

PIMCO Variable Insurance Trust (advised by Pacific Investment Management Company LLC)

PIMCO Real Return Portfolio seeks maximum real return consistent with the preservation of real capital and prudent investment management.

PIMCO Total Return Portfolio seeks maximum total return consistent with the preservation of capital and prudent investment management.

Sun Capital Advisers TrustSM (advised by Sun Capital Advisers, Inc., an affiliate of the Company.)

Sun Capital Real Estate Fund(R) primarily seeks long-term capital growth and, secondarily, seeks current income and growth of income. The Fund invests at least 80% of its net assets in securities of real estate investment trusts and other real estate companies.

The Funds may also be available to registered separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as to the Variable Account and other separate accounts of the Company. Although we do not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interests of the Variable Account and one or more of the other separate accounts participating in the Funds. A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of the Owners and Payees and those of other companies, or some other reason. In the event of conflict, we will take any steps necessary to protect Owners and Payees, including withdrawal of the Variable Account from participation in the underlying Funds which are involved in the conflict or substitution of shares of other Funds.

Certain of the investment advisers, transfer agents, or underwriters to the Funds may reimburse us for administrative costs in connection with administering the Funds as options under the Contracts. These amounts are not charged to the Funds or Owners, but are paid from assets of the advisers, transfer agents, or underwriters, except for the administrative costs of the Lord Abbett Series Trust Portfolios, which are paid from Fund assets and reflected in the fee table.

Certain publicly available mutual funds may have similar investment goals and principal investment policies and risks as one or more of the Funds, and may be managed by a Fund's portfolio manager(s). While a Fund may have many similarities to these other funds, its investment performance will differ from their investment performance. This is due to a number of differences between a Fund and these similar products, including differences in sales charges, expense ratios and cash flows.

THE FIXED ACCOUNT

The Fixed Account is made up of general account assets of the Company. Amounts you allocate to the Fixed Account will beavailable to fund the claims of all classes of our customers, including claims for benefits under the Contracts. Any obligations of the Fixed Account will be paid first from those assets allocated to the Fixed Account and the excess, if any, will be paid from the general account of the Company.

We will invest the assets of the Fixed Account in those assets we choose that are allowed by New York State insurance laws. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. We intend to invest primarily in investment-grade fixed income securities (i.e., rated by a nationally recognized rating service within the 4 highest grades) or instruments we believe are of comparable quality.

We are not obligated to invest amounts allocated to the Fixed Account according to any particular strategy, except as may be required by applicable New York State insurance laws. You will not have a direct or indirect interest in the Fixed Account investments.

THE FIXED ACCOUNT OPTIONS: THE GUARANTEE PERIODS

You may elect one or more Guarantee Periods from those we make available from time to time. We may offer Guarantee Periods of different durations or stop offering some Guarantee Periods. Once we stop offering a Guarantee Period, allocations, transfers or renewals into that Guarantee Period will not be permitted. In addition, we reserve the right not to make any Guarantee Periods available. We may choose to exercise this right before the Open Date or at some later time. At any time, we can reverse our decision to exercise this right.

We publish Guaranteed Interest Rates for each Guarantee Period offered. We may change the Guaranteed Interest Rates we offer from time to time, but no Guaranteed Interest Rate will ever be less than the minimum guaranteed rate permitted by state law. Also, once we have accepted your allocation to a particular Guarantee Period, we promise that the Guaranteed Interest Rate applicable to that allocation will not change for the duration of the Guarantee Period.

We determine Guaranteed Interest Rates at our discretion. We do not have a specific formula for establishing the rates for different Guarantee Periods. Our determination will be influenced by the interest rates on fixed income investments in which we may invest amounts allocated to the Guarantee Periods. We will also consider other factors in determining these rates, including regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends and competitive factors. We cannot predict the level of future interest rates.

THE ACCUMULATION PHASE

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During the Accumulation Phase of your Contract, you make payments into your Account, and your earnings accumulate on a tax-deferred basis. The Accumulation Phase begins with our acceptance of your first Purchase Payment and ends the Business Day before your Annuity Commencement Date. The Accumulation Phase will end sooner if you surrender your Contract or if the Owner dies before the Annuity Commencement Date.

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Issuing Your Contract

When we accept your Application, we "open" the Contract. We refer to this date as the "Open Date." When we receive your initial Purchase Payment, we "issue" your Contract. We refer to this date as the "Issue Date."

We will credit your initial Purchase Payment to your Account within 2 Business Days of receiving your completed Application. If your Application is not complete, we will notify you. If we do not have the necessary information to complete the Application within 5 Business Days, we will send your money back to you or ask your permission to retain your Purchase Payment until the Application is made complete. Then we will apply the Purchase Payment within 2 Business Days of when the Application is complete.

Amount and Frequency of Purchase Payments

The amount of Purchase Payments may vary; however, we will not accept an initial Purchase Payment of less than $10,000, and each additional Purchase Payment must be at least $1,000, unless we waive these limits. In addition, we will not accept a Purchase Payment if your Account Value is over $2 million, or if the Purchase Payment would cause your Account Value to exceed $2 million, unless we have approved the Payment in advance. We reserve the right to refuse Purchase Payments received more than 5 years after your Issue Date or after your 70th birthday, whichever is later. Within these limits, you may make Purchase Payments at any time during the Accumulation Phase.

Allocation of Net Purchase Payments

You may allocate your Purchase Payments among the different Sub-Accounts and Guarantee Periods currently available, but any allocation to a Guarantee Period must be at least $1,000. Over the life of your Contract, you may allocate amounts among as many as 18 of the available investment options.

In your Application, you may specify the percentage of each Purchase Payment to be allocated to each Sub-Account or Guarantee Period. These percentages are called your allocation factors. You maychange the allocation factors for future Payments by sending us notice of the change as required. We will use your new allocation factors for the first Purchase Payment we receive with or after we have received notice of the change, and for all future Purchase Payments, until we receive another change notice.

Although it is currently not our practice, we may deduct applicable premium taxes or similar taxes from your Purchase Payments (see "Contract Charges -- Premium Taxes"). In that case, we will credit your Net Purchase Payment, which is the Purchase Payment minus the amount of those taxes.

Your Account

When we accept your first Purchase Payment, we establish an Account for you, which we maintain throughout the Accumulation Phase of your Contract.

Your Account Value

Your Account Value is the sum of the value of the 2 components of your Contract: the Variable Account portion of your Contract ("Variable Account Value") and the Fixed Account portion of your Contract ("Fixed Account Value"). These 2 components are calculated separately, as described below under "Variable Account Value" and "Fixed Account Value."

Variable Account Value

     Variable Accumulation Units

In order to calculate your Variable Account Value, we use a measure called a Variable Accumulation Unit for each Sub-Account. Your Variable Account Value is the sum of your Account Value in each Sub-Account, which is the number of your Variable Accumulation Units for that Sub-Account times the value of each Unit.

     Variable Accumulation Unit Value

The value of each Variable Accumulation Unit in a Sub-Account reflects the net investment performance of that Sub-Account. We determine that value once on each day that the New York Stock Exchange is open for trading, at the close of trading, which is currently 4:00 p.m., Eastern Time. (The close of trading is determined by the New York Stock Exchange.) We also may determine the value of Variable Accumulation Units of a Sub-Account on days the Exchange is closed if there is enough trading in securities held by that Sub-Account to materially affect the value of the Variable Accumulation Units. Each day we make a valuation is called a "Business Day." The period that begins at the time Variable Accumulation Units are valued on a Business Day and ends at that time on the next Business Day is called a "Valuation Period." On days other than Business Days, the value of a Variable Accumulation Unit does not change.

To measure these values, we use a factor -- which we call the "Net Investment Factor" -- which represents the net return on the Sub-Account's assets. At the end of any Valuation Period, the value of a Variable Accumulation Unit for a Sub-Account is equal to the value of that Sub-Account's Variable Accumulation Units at the end of the previous Valuation Period, multiplied by the Net Investment Factor. We calculate the Net Investment Factor by dividing (1) the net asset value of a Fund share held in the Sub-Account at the end of that Valuation Period, plus the per share amount of any dividend or capital gains distribution made by that Fund during the Valuation Period, by (2) the net asset value per share of the Fund share at the end of the previous Valuation Period; then, for each day in the valuation period, we deduct a factor representing the asset-based insurance charges (the mortality and expense risk charges and the administrative expense charge) plus any applicable charge for optional death benefit riders. See "Contract Charges."

For a hypothetical example of how we calculate the value of a Variable Accumulation Unit, see the Statement of Additional Information.

     Crediting and Canceling Variable Accumulation Units

When we receive an allocation to a Sub-Account either from a Net Purchase Payment or a transfer of Account Value, we credit that amount to your Account in Variable Accumulation Units. Similarly, we cancel Variable Accumulation Units when you transfer or withdraw amounts from a Sub-Account, or when we deduct certain charges under the Contract. We determine the number of Units credited or canceled by dividing the dollar amount by the Variable Accumulation Unit value for that Sub-Account at the end of the Valuation Period during which the transaction or charge is effective.

Fixed Account Value

Your Fixed Account Value is the sum of all amounts allocated to Guarantee Periods, either from Net Purchase Payments, transfers or renewals, plus interest credited on those amounts, and minus withdrawals, transfers out of Guarantee Periods, and any deductions for charges under the Contract taken from your Fixed Account Value.

A Guarantee Period begins the day we apply your allocation and ends when all calendar years (or months if the Guarantee Period is less than one year) in the Guarantee Period (measured from the end of the calendar month in which the amount was allocated to the Guarantee Period) have elapsed. The last day of the Guarantee Period is its Expiration Date.

Each additional Purchase Payment, transfer or renewal credited to your Fixed Account Value will result in a new Guarantee Period with its own Expiration Date. Amounts allocated at different times to Guarantee Periods of the same duration may have different Expiration Dates.

We credit interest on amounts allocated to a Guarantee Period at the applicable Guaranteed Interest Rate for the duration of the Guarantee Period. During the Guarantee Period, we credit interest daily at a rate that yields the Guaranteed Interest Rate on an annual effective basis.

Each separate allocation you make to a Guarantee Period, together with interest credited thereon, is called a Guarantee Amount. We will notify you in writing between 45 and 75 days before the Expiration Date for any Guarantee Amount.

A new Guarantee Period of the same duration will begin automatically for that Guarantee Amount on the first day following the Expiration Date, unless before the Expiration Date we receive instructions to transfer the Guarantee Amount to one or more of the Sub-Accounts, in accordance with the transfer privilege provision of the Contract described below (see "Transfer Privilege").

If we receive no instructions from you prior to the Renewal Date, we will automatically renew your Fixed Account allocation into a new Guarantee Period of the same duration as the last Guarantee Period. If we are no longer offering a Guarantee Period of the same duration, we will automatically transfer your Fixed Account allocation into the Money Market Sub-Account.

Transfer Privilege

     Permitted Transfers

During the Accumulation Phase, you may transfer all or part of your Account Value to one or more Sub-Accounts or Guarantee Periods then available, subject to the following restrictions:
-	You may not make more than 12 transfers in any Contract Year;

-	The amount transferred from a Sub-Account must be at least $1,000, unless you are transferring your entire balance in that Sub-Account;

-	Your Account Value remaining in a Sub-Account must be at least $1,000;

-	The amount transferred from a Guarantee Period must be the entire Guarantee Amount, except for transfers of interest credited during the current Contract Year;

-	At least 30 days must elapse between transfers;

-	Transfers to or from Sub-Accounts are subject to terms and conditions that may be imposed by the Funds;

-	The total number of Sub-Accounts and Guarantee Periods within an Account may not exceed 18 over the lifetime of the Contract; and

-	We impose additional restrictions on market timers, which are further described below.

These restrictions do not apply to transfers made under any approved Optional Programs. At our discretion, we may waive some or all of these restrictions.

There is usually no charge imposed on transfers; however, we reserve the right to impose a transfer charge of $15 for each transfer. Under current law, there is no tax liability for transfers.

     Requests for Transfers

You may request transfers in writing or by telephone. If the request is received before the earlier of (a) 4:00 p.m. Eastern Time on a Business Day, or (b) the close of the New York Stock Exchange on days that the Stock Exchange closes before 4:00 p.m., the transfer will be effective that day. Otherwise, your transfer request will be effective on the next Business Day. The telephone transfer privilege is available automatically, and does not require your written election. We will require personal identifying information to process a request for a transfer made by telephone. We will not be liable for following instructions communicated by telephone that we reasonably believe are genuine.

Your transfer request will be effective as of the close of the Business Day if we receive your transfer request before the earlier of (a) 4:00 p.m. Eastern Time on a Business Day, or (b) the close of the New York Stock Exchange on days that the Stock Exchange closes before 4:00 p.m. Otherwise, your transfer request will be effective on the next Business Day.

     Market Timers

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The Contracts are not designed for professional market timing organizations or other entities using programmed and frequent transfers. If you wish to employ such strategies, you should not purchase a Contract. Accordingly, transfers may be subject to restrictions if exercised by a market timing firm or any other third party authorized to initiate transfer transactions on behalf of multiple Owners. In imposing such restrictions, we may, among other things, not accept (1) the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or (2) the transfer instructions of individual Owners who have executed preauthorized transfer forms that are submitted at the same time by market timing firms or other third parties on behalf of more than one Owner. We will not impose these restrictions unless our actions are reasonably intended to prevent the use of such transfers in a manner that will disadvantage or potentially impair the Contract rights of other Owners. If we decide not to accept a transfer request under such circumstances we will immediately notify by telephone the person placing the order.

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In addition, some of the Funds have reserved the right to temporarily or permanently refuse exchange requests from the Variable Account if, in the Fund manager's judgment, a Fund would be unable to invest effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected. In particular, a pattern of exchanges that coincide with a market timing strategy may be disruptive to a Fund and therefore may be refused. Accordingly, the Variable Account may not be in a position to effectuate transfers and may refuse transfer requests without prior notice. We also reserve the right, for similar reasons, to refuse or delay exchange requests involving transfers to or from the Fixed Account.

Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates

We may reduce or waive the withdrawal charge or the annual Account Fee; credit additional amounts; grant special Guaranteed Interest Rates in certain situations; or offer other options or benefits. These situations may include sales of Contracts (1) where selling and/or maintenance costs associated with the Contracts are reduced, such as the sale of several Contracts to the same Owner, sales of large Contracts, and certain group sales, and (2) to officers, directors and employees of the Company or its affiliates, registered representatives and employees of broker-dealers with a current selling agreement with the Company and affiliates of such representatives and broker-dealers, employees of affiliated asset management firms, and persons who have retired from such positions ("Eligible Employees") and immediate family members of Eligible Employees. Eligible Employees and their immediate family members may also purchase a Contract without regard to minimum Purchase Payment requirements. For other situations in which withdrawal charges may be waived, see "Withdrawalsand Withdrawal Charge."

Optional Programs

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You may participate in any of the following optional programs free of charge. Transfers made pursuant to the provisions of the following optional programs will not be charged a transfer fee, not will such transfers count as one of the 12 free transfers per year allowed under the section entitled "Transfer Privilege."

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     Dollar-Cost Averaging

Dollar-cost averaging allows you to invest gradually, over time, in up to 12 Sub-Accounts. You may select a dollar-cost averaging program at no extra charge by allocating a minimum of $1,000 to a designated Sub-Account or to a Guarantee Period we make available in connection with the program. Amounts allocated to the Fixed Account under the program will earn interest at a rate declared by the Company for the Guarantee Period you select. Previously applied amounts may not be transferred to a Guarantee Period made available in connection with this program. At regular time intervals, we will transfer the same amount automatically to one or more Sub-Accounts that you choose, up to a maximum of 12 Sub-Accounts. The program continues until your Account Value allocated to the program is depleted or you elect to stop the program. The final amount transferred from the Fixed Account will include all interest earned.

Any new allocation of a Purchase Payment to the program will be treated as commencing a new dollar-cost averaging program and is subject to the $1,000 minimum.

The main objective of a dollar-cost averaging program is to minimize the impact of short-term price fluctuations on Account Value. In general, since you transfer the same dollar amount to the variable investment options at set intervals, dollar-cost averaging allows you to purchase more Variable Accumulation Units (and, indirectly, more Fund shares) when prices are low and fewer Variable Accumulation Units (and, indirectly, fewer Fund shares) when prices are high. Therefore, you may achieve a lower average cost per Variable Accumulation Unit over the long term. A dollar-cost averaging program allows you to take advantage of market fluctuations. However, it is important to understand that a dollar-cost averaging program does not assure a profit or protect against loss in a declining market. We do not allow transfers into any of the Guarantee Periods.

     Asset Allocation Program

One or more asset allocation programs may be available in connection with the Contracts, at no extra charge. Asset allocation is the process of investing in different asset classes -- such as equity funds, fixed income funds, and money market funds -- depending on your personal investment goals, tolerance for risk, and investment time horizon. By spreading your money among a variety of asset classes, you may be able to reduce the risk and volatility of investing, although there are no guarantees, and asset allocation does not insure a profit or protect against loss in a declining market.

Currently, you may select one of the available asset allocation models, each of which represents a combination of Sub-Accounts with a different level of risk. These asset allocation models, as well as the terms and conditions of the asset allocation program, are fully described in a separate brochure. We may add or delete such programs in the future.

If you elect a asset allocation program, we will automatically allocate your Purchase Payments among the Sub-Accounts represented in the model you choose. By electing an asset allocation program, you thereby authorize us to automatically reallocate your investment options, as determined by the terms of the asset allocation program, to reflect the current composition of the model you have selected, without further instruction, until we receive notification that you wish to terminate the program or choose a different model.

     Systematic Withdrawal Program

If you have an Account Value of $10,000 or more, you may select our Systematic Withdrawal Program.

Under this program, you determine the amount and frequency of regular withdrawals you would like to receive from your Fixed Account Value and/or Variable Account Value and we will effect them automatically. The withdrawals under this program may be subject to surrender charges. They may also be included as income and subject to a 10% federal tax penalty as well as charges applicable on withdrawal. You should consult your tax adviser before choosing this option.

You may change or stop this program at any time, by written notice to us or other means approved by us.

     Portfolio Rebalancing Program

Under the Portfolio Rebalancing Program, we transfer funds among all Sub-Accounts to maintain the percentage allocation you have selected among these Sub-Accounts. At your election, we will make these transfers on a quarterly, semi-annual or annual basis.

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WITHDRAWALS AND WITHDRAWAL CHARGE

Cash Withdrawals

     Requesting a Withdrawal

At any time during the Accumulation Phase, you may withdraw in cash all or any portion of your Account Value. To make a withdrawal, you must send us a written request at our Annuity Service Address. Your request must specify whether you want to withdraw the entire amount of your Account or, if less, the amount you wish to receive.

All withdrawals may be subject to a withdrawal charge (see "Withdrawal Charge") Upon request, we will notify you of the amount we would pay in the event of a full withdrawal. Withdrawals also may have adverse income tax consequences, including a 10% penalty tax (see "Tax Considerations"). You should carefully consider these tax consequences before requesting a cash withdrawal.

     Full Withdrawals

If you request a full withdrawal, we calculate the amount we will pay you as follows: we start with the total value of your Account at the end of the Valuation Period during which we receive your withdrawal request; we deduct the Account Fee for the Contract Year in which the withdrawal is made;; and finally, we calculate and then deduct any applicable withdrawal charge.

A full withdrawal results in the surrender of your Contract, and cancellation of all rights and privileges under your Contract.

     Partial Withdrawals

If you request a partial withdrawal, we will pay you the actual amount specified in your request and then reduce the value of your Account by the total of the amount paid and any applicable withdrawal charge.

You may specify the amount you want withdrawn from each Sub-Account and/or Guarantee Amount to which your Account is allocated. If you do not so specify, we will deduct the total amount you request pro rata, based on your Account Value at the end of the Valuation Period during which we receive your request.

If you request a partial withdrawal that would result in your Account Value being reduced to an amount less than the Account Fee for the Contract Year in which you make the withdrawal, we will treat it as a request for a full withdrawal.

     Time of Payment

We will pay you the applicable amount of any full or partial withdrawal within 7 days after we receive your withdrawal request, except in cases where we are permitted, and choose, to defer payment under the Investment Company Act of 1940 and New York state insurance law. Currently, we may defer payment of amounts you withdraw from the Variable Account only for the following periods:
-	When the New York Stock Exchange is closed (except weekends and holidays) or when trading on the New York Stock Exchange is restricted;

-	When it is not reasonably practical to dispose of securities held by a Fund or to determine the value of the net assets of a Fund, because an emergency exists; or

-	When an SEC order permits us to defer payment for the protection of Owners.

We also may defer payment of amounts you withdraw from the Fixed Account for up to 6 months from the date we receive your withdrawal request. We do not pay interest on the amount of any payments we defer.

     Withdrawal Restrictions for Qualified Plans

If your Contract is a Qualified Contract, you should carefully check the terms of your retirement plan for limitations and restrictions on cash withdrawals.

Special restrictions apply to withdrawals from Contracts used for Section 403(b) annuities (see "Tax Considerations -- Tax-Sheltered Annuities").

Withdrawal Charge

We do not deduct any sales charge from your Purchase Payments when they are made. However, we may impose a withdrawal charge (known as a "contingent deferred sales charge") on certain amounts you withdraw. We impose this charge to defray some of our expenses related to the sale of the Contracts, such as commissions we pay to agents, the cost of sales literature, and other promotional costs and transaction expenses.

     Free Withdrawal Amount

In each Contract Year you may withdraw a portion of your Account Value -- which we call the "free withdrawal amount" -- before incurring the withdrawal charge.

The "free withdrawal amount" is equal to 10% of the amount of all Purchase Payments you have made. After the fourth Contract Anniversary, any amount you withdraw is free of withdrawal charges.

The "free withdrawal amount" that you do not use in an Contract Year is not cumulative. In other words, it will not be carried forward or available for use in future Contract Years.

For an example of how we calculate the "free withdrawal amount," see Appendix B.

     Withdrawal Charge on Purchase Payments

If you withdraw more than the free withdrawal amount in any Contract Year, we consider the excess amount to be withdrawn first from Payments that you have not previously withdrawn. We impose the withdrawal charge on the amount of these Payments. Thus, the maximum amount on which we will impose the withdrawal charge in any year will never be more than the total of all Payments that you have not previously withdrawn.

The amount of your withdrawal, if any, that exceeds the total of the free withdrawal amount plus the aggregate amount of all Payments not previously withdrawn, is not subject to the withdrawal charge.

     Order of Withdrawal

When you make a withdrawal, we consider the free withdrawal amount to be withdrawn first. We consider Purchase Payments that you have not already withdrawn (beginning with the oldest remaining Purchase Payment) to be withdrawn next. Once all Purchase Payments are withdrawn, the balance withdrawn is considered to be earnings and is not subject to a withdrawal charge.

     Calculation of Withdrawal Charge

We calculate the amount of the withdrawal charge by multiplying the amount you withdraw by a percentage. As set forth below, the percentage decreases according to the number of complete Contract Years since your Issue Date. After your fourth Account Anniversary, any amount you withdraw is free of withdrawal charges.

Number of
Contract Years
Since Your	Withdrawal
Issue Date	Charge
0-1	8%
1-2	8%
2-3	7%
3-4	6%
4 or more	0%

The withdrawal charge will never be greater than 8% of the excess of your Account Value over the "free withdrawal amount," as defined above.

For additional examples of how we calculate withdrawal charges, see Appendix B.

Types of Withdrawals not Subject to Withdrawal Charge

     Minimum Distributions

For each Qualified Contract, the free withdrawal amount in any Contract Year will be the greater of the free withdrawal amount described above or any amounts required to be withdrawn to comply with the minimum distribution requirement of the Internal Revenue Code. This waiver of the withdrawal charge applies only to the portion of the required minimum distribution attributable to that Qualified Contract.

     Other Withdrawals

We do not impose the withdrawal charge on amounts you apply to provide an annuity, amounts we pay as a death benefit, or amounts you transfer among the Sub-Accounts, between the Sub-Accounts and the Fixed Account, or within the Fixed Account.

CONTRACT CHARGES

Account Fee

During the Accumulation Phase of your Contract, we will deduct from your Account an annual Account Fee of $50 to help cover the administrative expenses we incur related to the issuance of Contracts and the maintenance of Accounts. We deduct the Account Fee on each Contract Anniversary. We deduct the Account Fee pro rata from each Sub-Account and each Guarantee Period, based on the allocation of your Account Value on your Contract Anniversary.

We will not charge the Account Fee if:
(1)	your Account has been allocated only to the Fixed Account during the applicable Contract Year; or

(2)	your Account Value is $100,000 or more on your Contract Anniversary.

If you make a full withdrawal of your Account, we will deduct the full amount of the Account Fee at the time of the withdrawal. In addition, on the Annuity Commencement Date we will deduct a pro rata portion of the Account Fee to reflect the time elapsed between the last Contract Anniversary and the day before the Annuity Commencement Date.

After the Annuity Commencement Date, we will deduct an annual Account Fee of $50 in the aggregate in equal amounts from each Variable Annuity payment we make during the year. We do not deduct any Account Fee from Fixed Annuity payments.

Administrative Expense Charge and Distribution Fee

We deduct an administrative expense charge from the assets of the Variable Account at an annual effective rate equal to 0.15% during both the Accumulation Phase and the Income Phase. This charge is designed to reimburse us for expenses we incur in administering the Contracts, Owner Accounts and the Variable Account that are not covered by the annual Account Fee.

We also deduct a distribution fee from the assets of the Variable Account at an effective annual rate equal to 0.20% during both the Accumulation Phase and the Income Phase. This charge is designed to reimburse us for the expenses associated with distributing and issuing the Contracts.

Mortality and Expense Risk Charge

During both the Accumulation Phase and the Income Phase, we deduct a mortality and expense risk charge from the assets of the Variable Account at an effective annual rate equal to 1.30%, if you are age 75 or younger on the Open Date (1.50%, if you are age 76 or older on the Open Date). If your initial Purchase Payments or Account Value exceeds $1 million on your Account Anniversary, an amount equal to 0.15% of your Account Value will be credited to your Account on that date and on every subsequent Account Anniversary during the Accumulation Phase. (This credit is paid out of our general account and is the result of cost savings realized on larger sized Contracts.) The mortality risk we assume arises from our contractual obligation to continue to make annuity payments to each Annuitant, regardless of how long the Annuitant lives and regardless of how long all Annuitants as a group live. This obligation assures each Annuitant that neither the longevity of fellow Annuitants nor an improvement in life expectancy generally will have an adverse effect on the amount of any annuity payment received under the Contract. The mortality risk also arises from our contractual obligation to pay a death benefit upon the death of the Owner prior to the Annuity Commencement Date. The expense risk we assume is the risk that the annual Account Fee, the administrative expense charge, and the distribution fee we assess under the Contract may be insufficient to cover the actual total administrative expenses we incur. If the amount of the charge is insufficient to cover the mortality and expense risks, we will bear the loss. If the amount of the charge is more than sufficient to cover the risks, we will make a profit on the charge. We may use this profit for any proper corporate purpose, including the payment of marketing and distribution expenses for the Contract.

Charges for Optional Death Benefit Rider

If you elect the optional death benefit rider, we will deduct, during the Accumulation Phase, a charge from the assets of the Variable Account equal to 0.20% of the average daily value of your Contract.

Premium Taxes

In New York there is no premium tax. However, if an Owner or Payee is not a New York State resident, a premium tax may be imposed, depending upon where the Owner or Payee resides. We believe that the amounts of applicable premium taxes currently range from 0% to 3.5%. You should consult a tax adviser to find out if you could be subject to a premium tax and the amount of any tax.

In order to reimburse us for the premium tax we may pay on Purchase Payments, our policy is to deduct the amount of such taxes from the amount you apply to provide an annuity at the time of annuitization. However, we reserve the right to deduct the amount of any applicable tax from your Account at any time, including at the time you make a Purchase Payment or make a full or partial withdrawal. We do not make any profit on the deductions we make to reimburse premium taxes.

Fund Expenses

There are fees and charges deducted from each Fund. These fees and expenses are described in the Fund prospectuses and related Statements of Additional Information.

DEATH BENEFIT

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If the Owner dies during the Accumulation Phase, we may pay a death benefit to your Beneficiary, using the payment method elected (a single cash payment or one of our Annuity Options). If the Beneficiary is not living on the date of death of the Owner, we may pay the death benefit to the surviving Owner, if any, or, if there is no Owner, in one sum to your estate. We do not pay a death benefit if the Owner dies during the Income Phase. However, the Beneficiary will receive any annuity payments provided under an Annuity Option that is in effect. If your Contract names more than one Owner, we will pay the death benefit upon the first death of such Owners.

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Amount of Death Benefit

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To calculate the amount of the death benefit, we use a "Death Benefit Date." The Death Benefit Date is the date we receive Due Proof of Death of the Owner in an acceptable form, if you have elected a death benefit payment method before the death of the Owner and it remains in effect. Otherwise, the Death Benefit Date is the later of the date we receive Due Proof of Death or the date we receive the Beneficiary's election of either payment method or, if the Beneficiary is your spouse, Contract continuation. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, we reserve the right to provide a lump sum to your Beneficiary.

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The amount of the death benefit is determined as of the Death Benefit Date.

The Basic Death Benefit

In general the death benefit will be the greater of the following amounts:
1.	Your Account Value for the Valuation Period during which the Death Benefit Date occurs;

2.	Your total Adjusted Purchase Payments (Purchase Payments adjusted for partial withdrawals as described in "Calculating the Death Benefit") as of the Death Benefit Date.

For examples of how to calculate this basic death benefit, see Appendix C.

Optional Death Benefit Rider

You may enhance the "Basic Death Benefit" by electing one an optional death benefit rider known as the Maximum Anniversary Account Value Rider ("MAV"). You must make your election on or before the date on which or before your Contract becomes effective. You will pay a charge for the optional death benefit rider. (For a description of the charge, see "Charges for Optional Death Benefit Rider.") The rider is available only if you are younger than 80 on your Open Date. The optional death benefit election may not be changed after the Contract's Issue Date. The death benefit under the optional death benefit rider will be adjusted for all partial withdrawals as described in the Prospectus under the heading "Calculating the Death Benefit."

Under the MAV, the death benefit will be the greater of:

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-	the amount payable under basic death benefit (above), or

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your Highest Account Value on any Contract Anniversary before the Owner's 81st birthday, adjusted for any subsequent Purchase Payments and partial withdrawals made between that Contract Anniversary and the Death Benefit Date.

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In determining the Highest Account Value, on the second and each subsequent Contract Anniversary, the current Account Value is compared to the previous Highest Account Value, adjusted for any Purchase Payments and partial withdrawals made during the Contract Year ending on that Contract Anniversary. If the current Account Value exceeds the adjusted Highest Account Value, the current Account Value will become the new Highest Anniversary Account Value.

Spousal Continuance

If your spouse is your sole Beneficiary, upon your death your spouse may elect to continue the Contract as the Owner, rather than receive the death benefit amount. In that case, we will not pay a death benefit, but the Contract's Account Value will be equal to your Contract's death benefit amount, as defined under the "Basic Death Benefit" or any optional death benefit rider you have selected. All Contract provisions, including any optional death benefit rider you have selected, will continue as if your spouse had purchased the Contract on the Death Benefit Date with a deposit equal to the death benefit amount. For purposes of calculating death benefits and expenses from that date forward, your spouse's age on the original effective date of the Contract will be used. Upon surrender or annuitization, this step-up to the spouse will not be treated as premium, but will be treated as income.

Calculating the Death Benefit

In calculating the death benefit amount payable under option (2) of the "Basic Death Benefit" or under the optional death benefit rider, any partial withdrawals will reduce the death benefit amount to an amount equal to the death benefit amount immediately before the withdrawal multiplied by the ratio of the Account Value immediately after the withdrawal to the Account Value immediately before the withdrawal.

If the death benefit is the amount payable under options (2) of the "Basic Death Benefit" or under the optional death benefit rider, your Account Value may be increased by the excess, if any, of that amount over option (1) of the "Basic Death Benefit." Any such increase will be allocated to the Sub-Accounts in proportion to your Account Value in those Sub-Accounts on the Death Benefit Date. Such increase will be made only if the Beneficiary elects to annuitize, elects to defer annuitization, or elects to continue the Contract. Also, any portion of this new Account Value attributed to the Fixed Account will be transferred to the available Money Market Fund investment option.

Method of Paying Death Benefit

The death benefit may be paid in a single cash payment or as an annuity (either fixed, variable or a combination), under one or more of our Annuity Options. We describe the Annuity Options in this Prospectus under "The Income Phase -- Annuity Provisions."

During the Accumulation Phase, you may elect the method of payment for the death benefit. If no such election is in effect on the date of your death, the Beneficiary may elect either a single cash payment or an annuity. If the Beneficiary is your spouse, the Beneficiary may elect to continue the Contract. These elections are made by sending us at our Service Address a completed election form, which we will provide. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, the Beneficiary shall be deemed to have elected to defer receipt of payment under any death benefit option until a written election is submitted to the Company or a distribution is required by law.

If we pay the death benefit in the form of an Annuity Option, the Beneficiary becomes the Annuitant/Payee under the terms of that Annuity Option.

Non-Qualified Contracts

If your Contract is a Non-Qualified Contract, special distribution rules apply to the payment of the death benefit. The amount of the death benefit must be distributed either (1) as a lump sum within 5 years after your death, or (2) if in the form of an annuity, over a period not greater than the life or expected life of the "designated beneficiary" within the meaning of Section 72(s) of the Internal Revenue Code, with payments beginning no later than one year after your death.

The person you have named as Beneficiary under your Contract, if any, will be the "designated beneficiary." If the named Beneficiary is not living and no contingent beneficiary has been named, the surviving Owner, if any, or the estate of the deceased Owner automatically becomes the designated beneficiary.

If the designated beneficiary is your surviving spouse, your spouse may continue the Contract in his or her own name as Owner. To make this election, your spouse must give us written notification within 60 days after we receive Due Proof of Death. The special distribution rules will then apply on the death of your spouse. To understand what happens when your spouse continues the Contract, see "Spousal Continuance," above.

During the Income Phase, if the Annuitant dies, the remaining value of the Annuity Option in place must be distributed at least as rapidly as the method of distribution under that option.

If the Owner is not a natural person, these distribution rules apply upon the death or removal of any Annuitant.

Payments made in contravention of these special rules would adversely affect the treatment of the Contracts as annuity contracts under the Internal Revenue Code. Neither you nor the Beneficiary may exercise rights that would have that effect.

Selection and Change of Beneficiary

You select your Beneficiary in your Application. You may change your Beneficiary at any time by sending us written notice on our required form, unless you previously made an irrevocable Beneficiary designation. A new Beneficiary designation is not effective until we record the change.

Payment of Death Benefit

Payment of the death benefit in cash will be made within 7 days of the Death Benefit Date, except if we are permitted to defer payment in accordance with the Investment Company Act of 1940. If an Annuity Option is elected, the Annuity Commencement Date will be the first day of the second calendar month following the Death Benefit Date, and your Account will remain in effect until the Annuity Commencement Date.

THE INCOME PHASE - ANNUITY PROVISIONS

During the Income Phase, we make regular monthly annuity payments to the Annuitant.

The Income Phase of your Contract begins with the Annuity Commencement Date. On that date, we apply your Account Value, adjusted as described below, under the Annuity Option(s) you have selected, and we make the first annuity payment.

Once the Income Phase begins, no lump sum settlement option or cash withdrawals are permitted, except pursuant to Annuity Option D, Monthly Payments for a Specified Period Certain, as described below under the heading "Annuity Options," and you cannot change the Annuity Option selected. You may request a full withdrawal before the Annuity Commencement Date, which will be subject to all charges applicable on withdrawals (see "Withdrawals, Withdrawal Charge and Market Value Adjustment").

Selection of Annuitant(s)

You select the Annuitant in your Application. The Annuitant is the person who receives annuity payments during the Income Phase and on whose life these payments are based. In your Contract, the Annuity Options refer to the Annuitant as the "Payee." If you name someone other than yourself as Annuitant and the Annuitant dies before the Income Phase, you become the Annuitant.

When an Annuity Option has been selected as the method of paying the death benefit, the Beneficiary is the Payee of the annuity payments.

Selection of the Annuity Commencement Date

You select the Annuity Commencement Date in your Application. The following restrictions apply to the date you may select:
-	The earliest possible Annuity Commencement Date is the first day of the second month following your Issue Date.

-

The latest possible Annuity Commencement Date is the first day of the month following the Annuitant's 95th birthday. If there is a Co-Annuitant, the Annuity Commencement Date applies to the younger of the Annuitant and Co-Annuitant.

-	The Annuity Commencement Date must always be the first day of a month.

You may change the Annuity Commencement Date from time to time by sending us written notice, with the following additional limitations:
-	We must receive your notice at least 30 days before the current Annuity Commencement Date.

-	The new Annuity Commencement Date must be at least 30 days after we receive the notice.

There may be other restrictions on your selection of the Annuity Commencement Date imposed by your retirement plan or applicable law. In most situations, current law requires that for a Qualified Contract, certain minimum distributions must commence no later than April 1 following the year the Annuitant reaches age 70 1/2 (or, for Qualified Contracts other than IRAs, no later than April 1 following the year the Annuitant retires, if later than the year the Annuitant reaches age 70 1/2).

Annuity Options

We offer the following Annuity Options for payments during the Income Phase. Each Annuity Option may be selected for a Variable Annuity, a Fixed Annuity, or a combination of both. We may also agree to other settlement options, at our discretion.

     Annuity Option A - Life Annuity

We provide monthly payments during the lifetime of the Annuitant. Annuity payments stop when the Annuitant dies. There is no provision for continuation of any payments to a Beneficiary.

     Annuity Option B - Life Annuity with 60, 120, 180 or 240 Monthly Payments Certain

We make monthly payments during the lifetime of the Annuitant. In addition, we guarantee that the Beneficiary will receive monthly payments for the remainder of the period certain, if the Annuitant dies during that period. The election of a longer period results in smaller monthly payments. If no Beneficiary is designated, we pay the discounted value of the remaining payments in one sum to the Annuitant's estate. The Beneficiary may also elect to receive the discounted value of the remaining payments in one sum. The discount rate for a Variable Annuity will be the assumed interest rate in effect; the discount rate for a Fixed Annuity will be based on the interest rate we used to determine the amount of each payment.

     Annuity Option C - Joint and Survivor Annuity

We make monthly payments during the lifetime of the Annuitant and another person you designate and during the lifetime of the survivor of the two. We stop making payments when the last survivor dies. There is no provision for continuance of any payments to a Beneficiary.

     Annuity Option D - Monthly Payments for a Specified Period Certain

We make monthly payments for a specified period of time from 5 to 30 years, as you elect. If payments under this option are paid on a variable annuity basis, the Annuitant may elect to receive, in one sum, at any time, some or all of the discounted value of the remaining payments, less any applicable withdrawal charge; the discount rate for this purpose will be the assumed interest rate in effect. If the Annuitant dies during the period selected, the remaining income payments are made as described under Annuity Option B. The election of this Annuity Option may result in the imposition of a penalty tax. The 5, 6, 7, 8 and 9-year periods certain are not available if your Account has been issued within the past 4 years.

Selection of Annuity Option

You select one or more of the Annuity Options, which you may change from time to time during the Accumulation Phase, as long as we receive your selection or change in writing at least 30 days before the Annuity Commencement Date. If we have not received your written selection on the 30th day before the Annuity Commencement Date, you will receive Annuity Option B, for a life annuity with 120 monthly payments certain.

You may specify the proportion of your Adjusted Account Value you wish to provide a Variable Annuity or a Fixed Annuity. Under a Variable Annuity, the dollar amount of payments will vary, while under a Fixed Annuity, the dollar amount of payments will remain the same. If you do not specify a Variable Annuity or a Fixed Annuity, your Adjusted Account Value will be divided between Variable Annuities and Fixed Annuities in the same proportions as your Account Value was divided between the Variable and Fixed Accounts on the Annuity Commencement Date. You may allocate your Adjusted Account Value applied to a Variable Annuity among the Sub-Accounts, or we will use your existing allocations.

There may be additional limitations on the options you may elect under your particular retirement plan or applicable law.

Remember that the Annuity Options may not be changed once annuity payments begin.

Amount of Annuity Payments

     Adjusted Account Value

The Adjusted Account Value is the amount we apply to provide a Variable Annuity and/or a Fixed Annuity. We calculate Adjusted Account Value by taking your Account Value on the Business Day just before the Annuity Commencement Date and making the following adjustments:
-	We deduct a proportional amount of the Account Fee, based on the fraction of the current Contract Year that has elapsed.

-	We deduct any applicable premium tax or similar tax if not previously deducted.

     Variable Annuity Payments

On the Annuity Commencement Date, we will exchange your Account's Variable Annuity Units for annuitization units which have annual insurance charges of 1.65% of your average daily net assets, regardless of your age on the Issue Date. Variable Annuity payments may vary each month. We determine the dollar amount of the first payment using the portion of your Adjusted Account Value applied to a Variable Annuity and the Annuity Payment Rates in your Contract, which are based on an assumed interest rate of 3% per year, compounded annually. See "Annuity Payment Rates."

To calculate the remaining payments, we convert the amount of the first payment into Annuity Units for each Sub-Account; we determine the number of those Annuity Units by dividing the portion of the first payment attributable to the Sub-Account by the Annuity Unit Value of that Sub-Account for the Valuation Period ending just before the Annuity Commencement Date. This number of Annuity Units for each Sub-Account will remain constant (unless the Annuitant requests an exchange of Annuity Units). However, the dollar amount of the next Variable Annuity payment -- which is the sum of the number of Annuity Units for each Sub-Account times its Annuity Unit Value for the Valuation Period ending just before the date of the payment -- will increase, decrease, or remain the same, depending on the net investment return of the Sub-Accounts.

If the net investment return of the Sub-Accounts selected is the same as the assumed interest rate of 3%, compounded annually, the payments will remain level. If the net investment return exceeds the assumed interest rate, payments will increase and, conversely, if it is less than the assumed interest rate, payments will decrease.

Please refer to the Statement of Additional Information for more information about calculating Variable Annuity Units and Variable Annuity payments, including examples of these calculations.

     Fixed Annuity Payments

Fixed Annuity payments are the same each month. We determine the dollar amount of each Fixed Annuity payment using the fixed portion of your Adjusted Account Value and the applicable Annuity Payment Rates. These will be either (1) the rates in your Contract, or (2) new rates we have published and are using on the Annuity Commencement Date, if they are more favorable. See "Annuity Payment Rates."

     Minimum Payments

If your Adjusted Account Value is less than $2,000, or the first annuity payment for any Annuity Option is less than $20, we will pay the Adjusted Account Value to the Annuitant in one payment.

Exchange of Variable Annuity Units

During the Income Phase, the Annuitant may exchange Annuity Units in one Sub-Account for Annuity Units in another Sub-Account, up to 12 times each Contract Year. To make an exchange, the Annuitant sends us, at our Annuity Service Address, a written request stating the number of Annuity Units in the Sub-Account he or she wishes to exchange and the new Sub-Account for which Annuity Units are requested. The number of new Annuity Units will be calculated so the dollar amount of an annuity payment on the date of the exchange would not be affected. To calculate this number, we use Annuity Unit values for the Valuation Period during which we receive the exchange request.

Before exchanging Annuity Units in one Sub-Account for those in another, the Annuitant should carefully review the relevant Fund prospectuses for the investment objectives and risk disclosure of the Funds in which the Sub-Accounts invest.

During the Income Phase, we permit only exchanges among Sub-Accounts. No exchanges to or from a Fixed Annuity are permitted.

Account Fee

During the Income Phase, we deduct the annual Account Fee of $50 in equal amounts from each Variable Annuity payment. We do not deduct the annual Account Fee from Fixed Annuity payments.

Annuity Payment Rates

The Contracts contain Annuity Payment Rates for each Annuity Option described in this Prospectus. The rates show, for each $1,000 applied, the dollar amount of (a) the first monthly Variable Annuity payment based on the assumed interest rate specified in the applicable Contract (3% per year, compounded annually), and (b) the monthly Fixed Annuity payment, when this payment is based on the minimum guaranteed interest rate specified in the Contract.

The Annuity Payment Rates may vary according to the Annuity Option elected and the adjusted age of the Annuitant. The Contracts also describe the method of determining the adjusted age of the Annuitant. The mortality table used in determining the Annuity Payment Rates for Annuity Options A, B and C is the Annuity 2000 Table.

Annuity Options as Method of Payment for Death Benefit

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You or your Beneficiary may also select one or more Annuity Options to be used in the event of the Owner's death before the Income Phase, as described under the "Death Benefit" section of this Prospectus. In that case, your Beneficiary will be the Annuitant. The Annuity Commencement Date will be the first day of the second month beginning after the Death Benefit Date.

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OTHER CONTRACT PROVISIONS

Exercise of Contract Rights

A Contract belongs to the individual to whom the Contract is issued. All Contract rights and privileges can be exercised without the consent of the Beneficiary (other than an irrevocably designated Beneficiary) or any other person. Such rights and privileges may be exercised only during the lifetime of the Annuitant before the Annuity Commencement Date, except as the Contract otherwise provides.

The Annuitant becomes the Payee on and after the Annuity Commencement Date. The Beneficiary becomes the Payee on the death of the Owner prior to the Annuity Commencement Date, or on the death of the Annuitant after the Annuity Commencement Date. Such Payee may thereafter exercise such rights and privileges, if any, of ownership which continue.

Change of Ownership

Ownership of a Qualified Contract may not be transferred except to: (1) the Annuitant; (2) a trustee or successor trustee of a pension or profit sharing trust which is qualified under Section 401 of the Internal Revenue Code; (3) the employer of the Annuitant, provided that the Qualified Contract after transfer is maintained under the terms of a retirement plan qualified under Section 403(a) of the Internal Revenue Code for the benefit of the Annuitant; (4) the trustee or custodian of an individual retirement account plan qualified under Section 408 of the Internal Revenue Code for the benefit of the Owner; or (5) as otherwise permitted from time to time by laws and regulations governing the retirement or deferred compensation plans for which a Qualified Contract may be issued. Subject to the foregoing, a Qualified Contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than the Company.

The Owner of a Non-Qualified Contract may change the ownership of the Contract prior to the Annuity Commencement Date. A change of ownership will not be binding on us until we receive written notification. When we receive such notification, the change will be effective as of the date on which the request for change was signed by the Owner, but the change will be without prejudice to us on account of any payment we make or any action we take before receiving the change. If you change the Owner of a Non-Qualified Contract, you will become immediately liable for the payment of taxes on any gain realized under the Contract prior to the change of ownership, including possible liability for a 10% federal excise tax.

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Change of ownership will not change the Owner named when the Contract is issued. This means that all death benefits and surrender charge waivers will continue to be based on the Owner and not the Owner. The amount payable on the death of the new Owner will be the Surrender Value.

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Voting of Fund Shares

We will vote Fund shares held by the Sub-Accounts at meetings of shareholders of the Funds or in connection with similar solicitations, according to the voting instructions received from persons having the right to give voting instructions. During the Accumulation Phase, you will have the right to give voting instructions, except in the case of a Group Contract where the Owner has reserved this right. During the Income Phase, the Payee -- that is the Annuitant or Beneficiary entitled to receive benefits -- is the person having such voting rights. We will vote any shares attributable to us and Fund shares for which no timely voting instructions are received in the same proportion as the shares for which we receive instructions from Owners and Payees, as applicable.

Neither the Variable Account nor the Company is under any duty to provide information concerning the voting instruction rights of persons who may have such rights under plans, other than rights afforded by the Investment Company Act of 1940, or any duty to inquire as to the instructions received or the authority of Owners or others, as applicable, to instruct the voting of Fund shares. Except as the Variable Account or the Company has actual knowledge to the contrary, the instructions given by Owners and Payees will be valid as they affect the Variable Account, the Company and any others having voting instruction rights with respect to the Variable Account.

All Fund proxy material, together with an appropriate form to be used to give voting instructions, will be provided to each person having the right to give voting instructions at least 10 days prior to each meeting of the shareholders of the Funds. We will determine the number of Fund shares as to which each such person is entitled to give instructions as of the record date set by the Fund for such meeting, which is expected to be not more than 90 days prior to each such meeting. Prior to the Annuity Commencement Date, the number of Fund shares as to which voting instructions may be given to the Company is determined by dividing the value of all of the Variable Accumulation Units of the particular Sub-Account credited to the Owner Account by the net asset value of one Fund share as of the same date. On or after the Annuity Commencement Date, the number of Fund shares as to which such instructions may be given by a Payee is determined by dividing the reserve held by the Company in the Sub-Account with respect to the particular Payee by the net asset value of a Fund share as of the same date. After the Annuity Commencement Date, the number of Fund shares as to which a Payee is entitled to give voting instructions will generally decrease due to the decrease in the reserve.

Periodic Reports

During the Accumulation Period we will send you,at least once during each Contract Year, a statement showing the number, type and value of Accumulation Units credited to your Account and the Fixed Accumulation Value of your Account, which statement shall be accurate as of a date not more than 2 months previous to the date of mailing. These periodic statements contain important information concerning your transactions with respect to your Contract. It is your obligation to review each such statement carefully and to report to us, at the address or telephone number provided on the statement, any errors or discrepancies in the information presented therein within 60 days of the date of such statement. Unless we receive notice of any such error or discrepancy from you within such period, we may not be responsible for correcting the error or discrepancy.

In addition, every person having voting rights will receive such reports or prospectuses concerning the Variable Account and the Funds as may be required by the Investment Company Act of 1940 and the Securities Act of 1933. We will also send such statements reflecting transactions in your Account as may be required by applicable laws, rules and regulations.

Upon request, we will provide you with information regarding variable and fixed accumulation values.

Substitution of Securities

Shares of any or all Funds may not always be available for investment under the Contract. We may add or delete Funds or other investment companies as variable investment options under the Contract. We may also substitute for the shares held in any Sub-Account shares of another Fund or shares of another registered open-end investment company or unit investment trust, provided that the substitution has been approved, if required, by the SEC and the Superintendent of Insurance of the State of New York. In the event of any substitution pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the substitution.

Change in Operation of Variable Account

At our election and subject to any necessary vote by persons having the right to give instructions with respect to the voting of Fund shares held by the Sub-Accounts, the Variable Account may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under the Investment Company Act of 1940 in the event registration is no longer required. Deregistration of the Variable Account requires an order by the SEC. In the event of any change in the operation of the Variable Account pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the change and take such other action as may be necessary and appropriate to effect the change.

Splitting Units

We reserve the right to split or combine the value of Variable Accumulation Units, Annuity Units or any of them. In effecting any such change of unit values, strict equity will be preserved and no change will have a material effect on the benefits or other provisions of the Contract.

Modification

Upon notice to the Owner (or the Payee(s) during the Income Phase), we may modify the Contract if such modification: (i) is necessary to make the Contract or the Variable Account comply with any law or regulation issued by a governmental agency to which the Company or the Variable Account is subject; (ii) is necessary to assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or annuity contracts; (iii) is necessary to reflect a change in the operation of the Variable Account or the Sub-Account(s) (see "Change in Operation of Variable Account"); (iv) provides additional Variable Account and/or fixed accumulation options; or (v) as may otherwise be in the best interests of Ownersor Payees, as applicable. In the event of any such modification, we may make appropriate endorsement in the Contract to reflect such modification.

Reservation of Rights

We reserve the right, to the extent permitted by law, to: (1) combine any 2 or more variable accounts; (2) add or delete Funds, sub-series thereof or other investment companies and corresponding Sub-Accounts; (3) add or remove Guarantee Periods available at any time for election by an Owner; and (4) restrict or eliminate any of the voting rights of Owners or other persons who have voting rights as to the Variable Account. Where required by law, we will obtain approval of changes from Owners or any appropriate regulatory authority. In the event of any change pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the change.

Right to Return

If you are not satisfied with your Contract, you may return it by mailing or delivering it to us at our Annuity Service Address, as shown on the cover of this Prospectus, within 10 days after it was delivered to you. When we receive the returned Contract, it will be cancelled and we will refund to you your Account Value.

If applicable state law requires, we will return the full amount of any Purchase Payment(s) we received. State law may also require us to give you a longer "free look" period or allow you to return the Contract to your sales representative.

If you are establishing an Individual Retirement Account ("IRA"), the Internal Revenue Code requires that we give you a disclosure statement containing certain information about the Contract and applicable legal requirements. We must give you this statement on or before the date the IRA is established. If we give you the disclosure statement before the seventh day preceding the date the IRA is established, you will not have any right of revocation under the Code. If we give you the disclosure statement at a later date, then you may give us a notice of revocation at any time within 7 days after your Issue Date. Upon such revocation, we will refund your Purchase Payment(s). This right of revocation with respect to an IRA is in addition to the return privilege set forth in the preceding paragraph. We allow an Owner establishing an IRA a "ten day free-look," notwithstanding the provisions of the Internal Revenue Code.

TAX CONSIDERATIONS

This section provides general information on the federal income tax consequences of ownership of a Contract based upon our understanding of current federal tax laws. Actual federal tax consequences will vary depending on, among other things, the type of retirement plan under which your Contract is issued. Also, legislation altering the current tax treatment of annuity contracts could be enacted in the future and could apply retroactively to Contracts that were purchased before the date of enactment. We make no attempt to consider any applicable federal estate, federal gift, state, or other tax laws. We also make no guarantee regarding the federal, state, or local tax status of any Contract or any transaction involving any Contract. You should consult a qualified tax professional for advice before purchasing a Contract or executing any other transaction (such as a rollover, distribution, withdrawal or payment) involving a Contract.

Deductibility of Purchase Payments

For federal income tax purposes, Purchase Payments made under Non-Qualified Contracts are not deductible. Under certain circumstances, Purchase Payments made under Qualified Contracts may be excludible or deductible from taxable income. Any such amounts will also be excluded from the "investment in the contract" for purposes of determining the taxable portion of any distributions from a Qualified Contract.

Pre-Distribution Taxation of Contracts

Generally, an increase in the value of a Contract will not give rise to a current income tax liability to the Owner of a Contract or to any payee under the Contract until a distribution is received from the Contract. However, certain assignments or pledges of a Contract or loans under a Contract will be treated as distributions to the Owner of the Contract and will accelerate the taxability of any increases in the value of a Contract.

Also, corporate (or other non-natural person) Owners of a Non-Qualified Contract will generally incur a current tax liability on Account Value increases. There are certain exceptions to this current taxation rule, including: (i) any Contract that is an "immediate annuity", which the Internal Revenue Code (the "Code") defines as a single premium contract with an annuity commencement date within one year of the date of purchase which provides for a series of substantially equal periodic payments (to be made not less frequently than annually) during the annuity period, and (ii) any Contract that the non-natural person holds as agent for a natural person (such as where a bank or other entity holds a Contract as trustee under a trust agreement).

You should note that a qualified retirement plan generally provides tax deferral regardless of whether the plan invests in an annuity contract. For that reason, no decision to purchase a Qualified Contract should be based on the assumption that the purchase of a Qualified Contract is necessary to obtain tax deferral under a qualified plan.

Distributions and Withdrawals from Non-Qualified Contracts

The Account Value of a Non-Qualified Contract will generally include both (i) an amount attributable to Purchase Payments, the return of which will not be taxable, and (ii) an amount attributable to investment earnings, the receipt of which will be taxable at ordinary income rates. The relative portions of any particular distribution that derive from nontaxable Purchase Payments and taxable investment earnings depend upon the nature and the timing of that distribution.

Any amounts held under a Non-Qualified Contract that are assigned or pledged as collateral for a loan will also be treated as if withdrawn from the Contract. In addition, upon the transfer of a Non-Qualified Contract by gift (other than to the Owner's spouse), the Owner must treat an amount equal to the Account Value minus the total amount paid for the Contract as income.

Any withdrawal of less than your entire Account Value under a Non-Qualified Contract before the Annuity Commencement Date, must be treated as a receipt of investment earnings. You may not treat such withdrawals as a non-taxable return of Purchase Payments unless you have first withdrawn the entire amount of the Account Value that is attributable to investment earnings. For purposes of determining whether an Owner has withdrawn the entire amount of the investment earnings under a Non-Qualified Contract, the Code provides that all Non-Qualified deferred annuity contracts issued by the same company to the same Owner during any one calendar year must be treated as one annuity contract.

A Payee who receives annuity payments under a Non-Qualified Contract after the Annuity Commencement Date, will generally be able to treat a portion of each payment as a nontaxable return of Purchase Payments and to treat only the remainder of each such payment as taxable investment earnings. Until the Purchase Payments have been fully recovered in this manner, the nontaxable portion of each payment will be determined by the ratio of (i) the total amount of the Purchase Payments made under the Contract, to (ii) the Payee's expected return under the Contract. Once the Payee has received nontaxable payments in an amount equal to total Purchase Payments, no further exclusion is allowed and all future distributions will constitute fully taxable ordinary income. If payments are terminated upon the death of the Annuitant or other Payee before the Purchase Payments have been fully recovered, the unrecovered Purchase Payments may be deducted on the final return of the Annuitant or other Payee.

A penalty tax of 10% may also apply to taxable cash withdrawals, including lump-sum payments from Non-Qualified Contracts. This penalty will generally not apply to distributions made after age 59 1/2, to distributions pursuant to the death or disability of the owner, or to distributions that are a part of a series of substantially equal periodic payments made annually under a lifetime annuity, or to distributions under an immediate annuity (as defined above).

Death benefits paid upon the death of a contract owner are not life insurance benefits and will generally be includable in the income of the recipient to the extent they represent investment earnings under the contract. For this purpose, the amount of the "investment in the contract" is not affected by the owner's or annuitant's death, i.e., the investment in the contract must still be determined by reference to the total Purchase Payments (excluding amounts that were deductible by, or excluded from the gross income of, the Owner of a Contract), less any Purchase Payments that were amounts previously received which were not includable in income. Special mandatory distribution rules also apply after the death of the Owner when the beneficiary is not the surviving spouse of the Owner.

If death benefits are distributed in a lump sum, the taxable amount of those benefits will be determined in the same manner as upon a full surrender of the contract. If death benefits are distributed under an annuity option, the taxable amount of those benefits will be determined in the same manner as annuity payments, as described above.

Distributions and Withdrawals from Qualified Contracts

In most cases, all of the distributions you receive from a Qualified Contract will constitute fully taxable ordinary income. Also, a 10% penalty tax will apply to distributions prior to age 59 1/2, except in certain circumstances.

If you receive an eligible rollover distribution from a Qualified Contract (other than from a Contract issued for use with an individual retirement account) and roll over some or all that distribution to another eligible plan, the portion of such distribution that is rolled over will not be includible in your income. However, any eligible rollover distribution will be subject to 20% mandatory withholding as described below. Because the amount of the cash paid to you as an eligible rollover distribution will be reduced by this withholding, you will not be able to roll over the entire account balance under your Contract, unless you use other funds equal to the tax withholding to complete the rollover.

An "eligible rollover distribution" is any distribution to you of all or any portion of the balance to the credit of your account, other than:
-	A distribution which is one of a series of substantially equal periodic payments made annually under a lifetime annuity or for a specified period of ten years or more;

-	Any required minimum distribution, or

-	Any hardship distribution.

Only you or your spouse may elect to roll over a distribution to an eligible retirement plan.

Withholding

In the case of an eligible rollover distribution (as defined above) from a Qualified Contract (other than from a Contract issued for use with an individual retirement account), we (or the plan administrator) must withhold and remit to the U.S. Government 20% of the distribution, unless the Owner or Payee elects to make a direct rollover of the distribution to another qualified retirement plan that is eligible to receive the rollover; however, only you or your spouse may elect a direct rollover. In the case of a distribution from (i) a Non-Qualified Contract, (ii) a Qualified Contract issued for use with an individual retirement account, or (iii) a Qualified Contract where the distribution is not an eligible rollover distribution, we will withhold and remit to the U.S. Government a part of the taxable portion of each distribution unless, prior to the distribution, the Owner or Payee provides us his or her taxpayer identification number and instructs us (in the manner prescribed) not to withhold. The Owner or Payee may credit against his or her federal income tax liability for the year of distribution any amounts that we (or the plan administrator) withhold.

Investment Diversification and Control

The Treasury Department has issued regulations that prescribe investment diversification requirements for mutual fund series underlying nonqualified variable contracts. All Non-Qualified Contracts must comply with these regulations to qualify as annuities for federal income tax purposes. The owner of a Non-Qualified Contract that does not meet these guidelines will be subject to current taxation on annual increases in value of the Contract. We believe that each Fund complies with these regulations.

The preamble to the 1986 investment diversification regulations stated that the Internal Revenue Service may promulgate guidelines under which an owner's excessive control over investments underlying the contract will preclude the contract from qualifying as an annuity for federal tax purposes. We cannot predict whether such guidelines, if and when they may be promulgated, will be retroactive. We reserve the right to modify the Contract and/or the Variable Account to the extent necessary to comply with any such guidelines, but cannot assure that such modifications would satisfy any retroactive guidelines.

Tax Treatment of the Company and the Variable Account

As a life insurance company under the Code, we will record and report operations of the Variable Account separately from other operations. The Variable Account will not, however, constitute a regulated investment company or any other type of taxable entity distinct from our other operations. Under present law, we will not incur tax on the income of the Variable Account (consisting primarily of interest, dividends, and net capital gains) if we use this income to increase reserves under Contracts participating in the Variable Account.

Qualified Retirement Plans

You may use Qualified Contracts with several types of qualified retirement plans. Because tax consequences will vary with the type of qualified retirement plan and the plan's specific terms and conditions, we provide below only brief, general descriptions of the consequences that follow from using Qualified Contracts in connection with various types of qualified retirement plans. We stress that the rights of any person to any benefits under these plans may be subject to the terms and conditions of the plans themselves, regardless of the terms of the Qualified Contracts that you are using. These terms and conditions may include restrictions on, among other things, ownership, transferability, assignability, contributions and distributions.

Pension and Profit-Sharing Plans

Sections 401(a), 401(k) and 403(a) of the Code permit business employers and certain associations to establish various types of retirement plans for employees. The Tax Equity and Fiscal Responsibility Act of 1982 eliminated most differences between qualified retirement plans of corporations and those of self-employed individuals. Self-employed persons may therefore use Qualified Contracts as a funding vehicle for their retirement plans, as a general rule.

Tax-Sheltered Annuities

Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain limitations, exclude the amount of purchase payments from gross income for tax purposes. The Code imposes restrictions on cash withdrawals from Section 403(b) annuities.

If the Contracts are to receive tax deferred treatment, cash withdrawals of amounts attributable to salary reduction contributions (other than withdrawals of accumulation account value as of December 31, 1988) may be made only when the Owner attains age 59 1/2, separates from service with the employer, dies or becomes disabled (within the meaning of Section 72(m)(7) of the Code). These restrictions apply to (i) any post-1988 salary reduction contributions, (ii) any growth or interest on post-1988 salary reduction contributions, and (iii) any growth or interest on pre-1989 salary reduction contributions that occurs on or after January 1, 1989, and (iv) any pre-1989 salary reduction contributions since we do not maintain records that separately account for such contributions. It is permissible, however, to withdraw post-1988 salary reduction contributions (but not the earnings attributable to such contributions) in cases of financial hardship. While the Internal Revenue Service has not issued specific rules defining financial hardship, we expect that to qualify for a hardship distribution, the Owner must have an immediate and heavy bona fide financial need and lack other resources reasonably available to satisfy the need. Hardship withdrawals (as well as certain other premature withdrawals) will be subject to a 10% tax penalty, in addition to any withdrawal charge applicable under the Contracts. Under certain circumstances the 10% tax penalty will not apply if the withdrawal is for medical expenses.

Section 403(b) annuities, like IRAs, are subject to required minimum distributions under the Code. Section 403(b) annuities are unique, however, in that any account balance accruing before January 1, 1987 (the "pre-1987 balance") needs to comply with only the minimum distribution incidental benefit (MDIB) rule and not also with the minimum distribution rules set forth in Section 401(a)(9) of the Code. This special treatment for any pre-1987 balance is, however, conditioned upon the issuer identifying the pre-1987 balance and maintaining accurate records of changes to the balance. Since we do not maintain such records, your pre-1987 balance, if any, will not be eligible for special distribution treatment.

Under the terms of a particular Section 403(b) plan, the Owner may be entitled to transfer all or a portion of the Account Value to one or more alternative funding options. Owners should consult the documents governing their plan and the person who administers the plan for information as to such investment alternatives.

Individual Retirement Accounts

Sections 219 and 408 of the Code permit eligible individuals to contribute to an individual retirement program, including Simplified Employee Pension Plans, Employer/Association of Employees Established Individual Retirement Account Trusts, and Simple Retirement Accounts. Such IRAs are subject to limitations on contribution levels, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from some other types of retirement plans may be placed in an IRA on a tax-deferred basis. If we sell Contracts for use with IRAs, the Internal Revenue Service or other agency may impose supplementary information requirements. We will provide purchasers of the Contracts for such purposes with any necessary information. You will have the right to revoke the Contract under certain circumstances, as described in the section of this Prospectus entitled "Right to Return."

Roth IRAs

Section 408A of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a traditional IRA under Section 408 of the Code, contributions to a Roth IRA are not tax-deductible. Provided certain conditions are satisfied, distributions are generally tax-free. Like traditional IRAs, Roth IRAs are subject to limitations on contribution amounts and the timing of distributions. If an individual converts a traditional IRA into a Roth IRA the full amount of the IRA is included in taxable income. The Internal Revenue Service and other agencies may impose special information requirements with respect to Roth IRAs. If and when we make Contracts available for use with Roth IRAs, we will provide any necessary information.

ADMINISTRATION OF THE CONTRACT

We perform certain administrative functions relating to the Contract, Owner Accounts, and the Variable Account. These functions include, but are not limited to, maintaining the books and records of the Variable Account and the Sub-Accounts; maintaining records of the name, address, taxpayer identification number, Contract number, Owner Account number and type, the status of each Owner Account and other pertinent information necessary to the administration and operation of the Contract; processing Applications, Purchase Payments, transfers and full and partial withdrawals; issuing Contracts administering annuity payments; furnishing accounting and valuation services; reconciling and depositing cash receipts; providing confirmations; providing toll-free customer service lines; and furnishing telephonic transfer services.

DISTRIBUTION OF THE CONTRACT

We offer the Contract on a continuous basis. Contracts are sold by licensed insurance agents in the State of New York. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with the Company and the general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon, a wholly-owned subsidiary of our parent,Sun Life Assurance Company of Canada (U.S.), is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

Commissions and other distribution compensation will be paid by the Company to the selling agents and will not be more than 7.50% of Purchase Payments. In addition, after the first Contract Year, broker-dealers who have entered into distribution agreements with the Company may receive an annual renewal commission of no more than 1.00% of the Owner's Account Value. Commissions may be waived or reduced in connection with certain transactions described in this Prospectus under the heading "Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates."

PERFORMANCE INFORMATION

From time to time the Variable Account may publish reports to shareholders, sales literature and advertisements containing performance information relating to the Sub-Accounts. This information may include standardized and non-standardized "Average Annual Total Return," "Cumulative Growth Rate" and "Compound Growth Rate." We may also advertise "yield" and "effective yield" for some variable options.

Average Annual Total Return measures the net income of the Sub-Account and any realized or unrealized gains or losses of the Fund in which it invests, over the period stated. Average Annual Total Return figures are annualized and represent the average annual percentage change in the value of an investment in a Sub-Account over that period. Standardized Average Annual Total Return information covers the period after the Variable Account was established or, if shorter, the life of the Series. Non-standardized Average Annual Total Return covers the life of each Fund, which may predate the Variable Account. Cumulative Growth Rate represents the cumulative change in the value of an investment in the Sub-Account for the period stated, and is arrived at by calculating the change in the Accumulation Unit Value of a Sub-Account between the first and the last day of the period being measured. The difference is expressed as a percentage of the Accumulation Unit Value at the beginning of the base period. "Compound Growth Rate" is an annualized measure, calculated by applying a formula that determines the level of return which, if earned over the entire period, would produce the cumulative return.

Average Annual Total Return figures assume an initial Purchase Payment of $1,000 and reflect all applicable withdrawal and Contract charges. The Cumulative Growth Rate and Compound Growth Rate figures that we advertise do not reflect withdrawal charges or the Account Fee, although such figures do reflect all recurring charges. Results calculated without withdrawal and/or certain Contract charges will be higher. We may also use other types of rates of return that do not reflect withdrawal and Contract charges.

The performance figures used by the Variable Account are based on the actual historical performance of the underlying Funds for the specified periods, and the figures are not intended to indicate future performance. For periods before the date the Contracts became available, we calculate the performance information for the Sub-Accounts on a hypothetical basis. To do this, we reflect deductions of the current Contract fees and charges from the historical performance of the corresponding Funds.

Yield is a measure of the net dividend and interest income earned over a specific one month or 30-day period (7-day period for the available Money Market Sub-Account), expressed as a percentage of the value of the Sub-Account's Accumulation Units. Yield is an annualized figure, which means that we assume that the Sub-Account generates the same level of net income over a one-year period and compound that income on a semi-annual basis. We calculate the effective yield for the Money Market Sub-Account similarly, but include the increase due to assumed compounding. The Money Market Sub-Account's effective yield will be slightly higher than its yield as a result of its compounding effect.

The Variable Account may also from time to time compare its investment performance to various unmanaged indices or other variable annuities and may refer to certain rating and other organizations in its marketing materials. More information on performance and our computations is set forth in the Statement of Additional Information.

The Company may also advertise the ratings and other information assigned to it by independent industry ratings organizations. Some of these organizations are A.M. Best, Moody's Investor's Service, Standard and Poor's Insurance Rating Services, and Fitch. Each year A.M. Best reviews the financial status of thousands of insurers, culminating in the assignment of Best's rating. These ratings reflect A.M. Best's current opinion of the relevant financial strength and operating performance of an insurance company in comparison to the norms of the life/health industry. Best's ratings range from A++ to F. Standard and Poor's and Fitch's ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues. These two ratings do not measure the insurance company's ability to meet non-policy obligations. Ratings in general do not relate to the performance of the Sub-Accounts.

We may also advertise endorsements from organizations, individuals or other parties that recommend the Company or the Contracts. We may occasionally include in advertisements (1) comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets; or (2) discussions of alternative investment vehicles and general economic conditions.

AVAILABLE INFORMATION

The Company and the Variable Account have filed with the SEC registration statements under the Securities Act of 1933 relating to the Contracts. This Prospectus does not contain all of the information contained in the registration statements and their exhibits. For further information regarding the Variable Account, the Company and the Contracts, please refer to the registration statements and their exhibits.

In addition, the Company is subject to the informational requirements of the Securities Exchange Act of 1934. We file reports and other information with the SEC to meet these requirements. You can inspect and copy this information and our registration statements at the SEC's public reference facilities at the following locations: WASHINGTON, D.C. -- 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; CHICAGO, ILLINOIS -- 500 West Madison Street, Chicago, IL 60661. The Washington, D.C. office will also provide copies by mail for a fee. You may also find these materials on the SEC's website (http:// www.sec.gov).

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Company's Annual Report on Form 10-K for the year ended December 31, 2001 filed with the SEC pursuant to Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") is incorporated herein by reference. All documents or reports we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus and prior to the termination of the offering, shall be deemed incorporated by reference into the prospectus.

The Company will furnish, without charge, to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of the documents referred to above which have been incorporated by reference into this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in this Prospectus). Requests for such documents should be directed to the Secretary, Sun Life Assurance Company of Canada (U.S.), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481, telephone (800) 225-3950.

STATE REGULATION

The Company is subject to the laws of the State of New York governing life insurance companies and to regulation by the Superintendent of Insurance of New York. An annual statement is filed with the Superintendent of Insurance on or before March lst in each year relating to the operations of the Company for the preceding year and its financial condition on December 31st of such year. Its books and records are subject to review or examination by the Superintendent or his agents at any time and a full examination of its operations is conducted at periodic intervals.

The Superintendent has broad administrative powers with respect to licensing to transact business, overseeing trade practices, licensing agents, approving policy forms, establishing reserve requirements, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted. In addition, affiliated groups of insurers, such as the Company, Sun Life (Canada) and its affiliates, are regulated under insurance holding company legislation. Under such laws, inter-company transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of such transfers and payments in relation to the financial positions of the companies involved. Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for policyholder losses incurred by insolvent companies. The amount of any future assessments of the Company under these laws cannot be reasonably estimated. However, most of these laws do provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength and many permit the deduction of all or a portion of any such assessment from any future premium or similar taxes payable.

Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures which may significantly affect the insurance business include employee benefit regulation, removal of barriers preventing banks from engaging in the insurance business, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles.

LEGAL PROCEEDINGS

There are no pending legal proceedings affecting the Variable Account. We are engaged in various kinds of routine litigation which, in management's judgment, is not of material importance to our respective total assets or material with respect to the Variable Account.

ACCOUNTANTS

The financial statements of the Variable Account for the year ended December 31, 2001, and the financial statements of the Company for the years ended December 31, 2001, 2000 and 1999, both included in the Statement of Additional Information ("SAI") filed in the Company's Registration Statement under the Investment Company Act of 1940, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing in the Statement of Additional Information, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of the Company which are included in the SAI should be considered only as bearing on the ability of the Company to meet its obligations with respect to amounts allocated to the Fixed Account and with respect to the death benefit and the Company's assumption of the mortality and expense risks. They should not be considered as bearing on the investment performance of the Fund shares held in the Sub-Accounts of the Variable Account.

The financial statements of the Variable Account for the year ended December 31, 2001 are also included in the SAI.

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TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION
Calculation of Performance Data
Advertising and Sales Literature
Tax Deferred Accumulation
Calculations
Example of Variable Accumulation Unit Value Calculation
Example of Variable Annuity Unit Calculation
Example of Variable Annuity Payment Calculation
Distribution of the Contracts
Designation and Change of Beneficiary
Custodian
Financial Statements

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This Prospectus sets forth information about the Contract and the Variable Account that a prospective purchaser should know before investing. Additional information about the Contract and the Variable Account has been filed with the Securities and Exchange Commission in a Statement of Additional Information dated December 30, 2002 which is incorporated herein by reference. The Statement of Additional Information is available upon request and without charge from Sun Life Insurance and Annuity Company of New York. To receive a copy, return this request form to the address shown below or telephone (800) 447-7569.

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--------------------------------------------------------------------------------
To:	Sun Life Insurance and Annuity Company of New York
c/o Retirement Products and Services
P.O. Box 9133
Wellesley Hills, Massachusetts 02481

Please send me a Statement of Additional Information for
MFS Regatta Masters Flex NY Variable and Fixed Annuity
Sun Life (N.Y.) Variable Account C.

Name

Address

City                                                                            State                Zip

Telephone

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APPENDIX A

GLOSSARY

The following terms as used in this Prospectus have the indicated meanings:

ACCOUNT: An account established for each Participant to which Net Purchase Payments are credited.

ACCOUNT VALUE: The Variable Accumulation Value, if any, plus the Fixed Accumulation Value, if any, of your Account for any Valuation Period.

ACCUMULATION PHASE: The period before the Annuity Commencement Date and during the lifetime of the Annuitant and while the Owner is still alive during which you make Purchase Payments under the Contract. This is called the "Accumulation Period" in the Contract.

ADJUSTED PURCHASE PAYMENTS: Purchase Payments adjusted for partial withdrawals as described in "Calculating the Death Benefit."

*ANNUITANT: The person or persons to whom the first annuity payment is made. If either Annuitant dies prior to the Annuity Commencement Date, the surviving Annuitant will become the sole Annuitant.

ANNUITY COMMENCEMENT DATE: The date on which the first annuity payment under each Contract is to be made.

ANNUITY OPTION: The method you choose for making annuity payments.

ANNUITY UNIT: A unit of measure used in the calculation of the amount of the second and each subsequent Variable Annuity payment from the Variable

Account.

APPLICATION: The document signed by you or other evidence acceptable to us that serves as your application for participation under a Group Contract or purchase of an Individual Contract.

*BENEFICIARY: Prior to the Annuity Commencement Date, the person or entity having the right to receive the death benefit and, for Non-Qualified Contracts, who, in the event of the Owner's death, is the "designated beneficiary" for purposes of Section 72(s) of the Internal Revenue Code. After the Annuity Commencement Date, the person or entity having the right to receive any payments due under the Annuity Option elected, if applicable, upon the death of the Payee.

BUSINESS DAY: Any day the New York Stock Exchange is open for trading. Also, any day on which we make a determination of the value of a Variable Accumulation Unit.

COMPANY ("WE", "US", "SUN LIFE"): Sun Life Insurance and Annuity Company of New York.

CONTRACT: A Contract issued by the Company on an individual basis.

CONTRACT YEAR and CONTRACT ANNIVERSARY: Your first Contract Year is the period 365 days (366, if a leap year) from the date on which we issued your Contract. Your Contract Anniversary is the last day of a Contract Year. Each Contract Year after the first is the 365-day period that begins on your Contract Anniversary. For example, if the Issue Date is on March 12, the first Contract Year is determined from the Issue Date and ends on March 12 of the following year. Your Contract Anniversary is March 12 and all Contract Years after the first are measured from March 12. (If the Contract Anniversary Date falls on a non-Business Day, the previous Business Day will be used.)

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DEATH BENEFIT DATE: If you have elected a death benefit payment option before the Owner's death that remains in effect, the date on which we receive Due Proof of Death. If your Beneficiary elects the death benefit payment option, the later of (a) the date on which we receive the Beneficiary's election and (b) the date on which we receive Due Proof of Death. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, the Beneficiary shall be deemed to have elected to defer receipt of payment under any death benefit option until such time as a written election is received by the Company or a distribution is required by law.

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DUE PROOF OF DEATH: An original certified copy of an official death certificate, an original certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other information or documentation required by the Company that is necessary to make payment (e.g. taxpayer identification numbers, beneficiary names and addresses, state inheritance tax waivers, etc.).

EXPIRATION DATE: The last day of a Guarantee Period.

FIXED ACCOUNT: The general account of the Company, consisting of all assets of the Company other than those allocated to a separate account of the Company.

FIXED ACCOUNT VALUE: The value of that portion of your Account allocated to the Fixed Account.

FIXED ANNUITY: An annuity with payments which do not vary as to dollar amount.

FUND: A registered management investment company, or series thereof, in which assets of a Sub-Account may be invested.

GUARANTEE AMOUNT: Each separate allocation of Account Value to a particular Guarantee Period (including interest earned thereon).

GUARANTEE PERIOD: The period for which a Guaranteed Interest Rate is credited.

GUARANTEED INTEREST RATE: The rate of interest we credit on a compound annual basis during any Guarantee Period.

INCOME PHASE: The period on and after the Annuity Commencement Date and during the lifetime of the Annuitant during which we make annuity payments under the Contract.

ISSUE DATE: The date the Contract becomes effective which is the date we apply your initial Net Purchase Payment to your Account and issue your Contract

NET INVESTMENT FACTOR: An index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. The Net Investment Factor may be greater or less than or equal to one.

NET PURCHASE PAYMENT: The portion of a Purchase Payment which remains after the deduction of any applicable premium tax or similar tax. This term is also used to describe the total contribution made to Contract minus the total withdrawals.

NON-QUALIFIED CONTRACT: A Contract used in connection with a retirement plan that does not receive favorable federal income tax treatment under Sections 401, 403, 408, or 408A of the Internal Revenue Code. The Owner's interest in the Contract must be owned by a natural person or agent for a natural person for the Contract to receive income tax treatment as an annuity.

OPEN DATE: The date your Application is received by the Company in good order.

*OWNER: The person, persons or entity entitled to the ownership rights stated in a Contract and in whose name or names the Contract is issued. The Owner may designate a trustee or custodian of a retirement plan which meets the requirements of Section 401, Section 408(c), Section 408(k), Section 408(p) or Section 408A of the Internal Revenue Code to serve as legal owner of assets of a retirement plan, but the term "Owner," as used herein, shall refer to the organization entering into the Contract.

PAYEE: A recipient of payments under a Contract. The term includes an Annuitant or a Beneficiary who becomes entitled to benefits upon the death of the Owner, or on the Annuity Commencement Date.

PURCHASE PAYMENT (PAYMENT): An amount paid to the Company as consideration for the benefits provided by a Contract.

QUALIFIED CONTRACT: A Contract used in connection with a retirement plan which may receive favorable federal income tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code of 1986, as amended.

SUB-ACCOUNT: That portion of the Variable Account which invests in shares of a specific Fund.

SURRENDER VALUE: The amount payable on full surrender of your Contract.

VALUATION PERIOD: The period of time from one determination of Variable Accumulation Unit or Annuity Unit values to the next subsequent determination of these values. Value determinations are made as of the close of the New York Stock Exchange on each day that the Exchange is open for trading and on other Business Days.

VARIABLE ACCOUNT: Variable Account C of the Company, which is a separate account of the Company consisting of assets set aside by the Company, the investment performance of which is kept separate from that of the general assets of the Company.

VARIABLE ACCUMULATION UNIT: A unit of measure used in the calculation of Variable Account Value.

VARIABLE ACCOUNT VALUE: The value of that portion of your Account allocated to the Variable Account.

VARIABLE ANNUITY: An annuity with payments which vary as to dollar amount in relation to the investment performance of the Variable Account.

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YOU and YOUR: The terms "you" and "your" refer to "Owner," and/or "Co-Owner" as those terms are identified in the Contract.

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* You specify these items on the Application, and may change them, as we describe in this Prospectus.

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APPENDIX B

CALCULATION OF WITHDRAWAL CHARGES

Full Withdrawal:

Assume a Purchase Payment of $40,000 is made on the Issue Date, no additional Purchase Payments are made and there are no partial withdrawals. The table below presents three examples of the withdrawal charge resulting from a full withdrawal of your Account, based on hypothetical Account Values.
				Payment
		Hypothetical	Free	Subject to	Withdrawal	Withdrawal
	Contract	Account	Withdrawal	Withdrawal	Charge	Charge
	Year	Value	Amount	Charge	Percentage	Amount
(a)	1	$41,000	$ 4,000	$37,000	8.00%	$2,960
	2	$44,200	$ 4,000	$40,000	8.00%	$3,200
(b)	3	$47,700	$ 4,000	$40,000	7.00%	$2,800
	4	$51,500	$ 4,000	$40,000	6.00%	$2,400
(c)	5	$55,600	$55,600	$ 0	0.00%	$ 0
	6	$60,000	$60,000	$ 0	0.00%	$ 0
(a)

The free withdrawal amount in any year is equal to 10% of all of the Purchase Payments you have made. In Contract Year 1, the free withdrawal amount is $4,000, which equals 10% of the Purchase Payment of $40,000. On a full withdrawal of $41,000, the amount subject to a withdrawal charge is $37,000, which equals the Account Value of $41,000 minus the free withdrawal amount of $4,000.

(b)

In Contract Year 3, the free withdrawal amount is $4,000, which equals 10% of the Purchase Payment of $40,000. The Account Value minus the free withdrawal amount is $47,700 minus $4,000, which equals $43,700; however, the amount subject to a withdrawal charge is capped at the amount of your unliquidated Purchase Payments. Therefore, the amount subject to a withdrawal charge is $40,000, which is the amount of your unliquidated Purchase Payments.

(c)	In Contract Year 5, you have passed your fourth Contract Anniversary, so no withdrawal charges apply to any withdrawals you make.

Partial Withdrawal:

Assume a single Purchase Payment of $40,000 is made on the Issue Date, no additional Purchase Payments are made, no partial withdrawals have been taken prior to the fourth Contract Year, and there is a series of four partial withdrawals made during the fourth Contract Year of $3,000, $8,000, $12,000, and $22,000.
							Remaining
	Hypothetical		Free	Amount of				Free
	Account		Withdrawal	Withdrawal			Withdrawal		Hypothetical
		Value	Amount	Subject to	Withdrawal	Withdrawal		Amount	Account
Contract		Before	Before	Amount of	Withdrawal	Charge	Charge	After	Value after
Year		Withdrawal	Withdrawal	Withdrawal	Charge	Percentage	Amount	Withdrawal	Withdrawal

1		$41,000	$4,000	$ 0	$ 0	8.00%	$ 0	$4,000	$41,000
2		$44,200	$4,000	$ 0	$ 0	8.00%	$ 0	$4,000	$44,200
3		$47,700	$4,000	$ 0	$ 0	7.00%	$ 0	$4,000	$47,700
(a)	4	$48,200	$4,000	$ 3,000	$ 0	6.00%	$ 0	$1,000	$45,200
(b)	4	$46,000	$1,000	$ 8,000	$ 7,000	6.00%	$ 420	$ 0	$38,000
(c)	4	$38,250	$ 0	$12,000	$12,000	6.00%	$ 720	$ 0	$26,250
(d)	4	$26,650	$ 0	$22,000	$21,000	6.00%	$1,260	$ 0	$ 4,650

Totals				$45,000	$40,000	6.00%	$2,400	$ 0	$ 4,650

(a)

In Contract Year 4, the free withdrawal amount is $4,000, which equals 10% of the Purchase Payment of $40,000. The partial withdrawal amount of $3,000 is less than the free withdrawal amount, so there is no withdrawal charge.

(b)

Since a partial withdrawal of $3,000 was taken, the remaining free withdrawal amount in Contract Year 4 is $4,000 - $3,000 = $1,000. Therefore, $1,000 of the $8,000 withdrawal is not subject to a withdrawal charge, and $7,000 is subject to a withdrawal charge. Of the $11,000 withdrawn to date, $4,000 has been from the free withdrawal amount and $7,000 has been from Purchase Payments. Therefore, the amount of unliquidated Purchase Payments is $33,000.

(c)

Since $4,000 of the two prior Contract Year 4 partial withdrawals was taken from the free withdrawal amount, the remaining free withdrawal amount in Contract Year 4 is $4,000 - $4,000 = $0. Therefore, the entire $12,000 withdrawal is subject to a withdrawal charge. Of the $23,000 withdrawn to date, $4,000 has been from the free withdrawal amount and $19,000 has been from Purchase Payments. Therefore, the amount of unliquidated Purchase Payments is $21,000.

(d)

Since $4,000 of the three prior Contract Year 4 partial withdrawals was taken from the free withdrawal amount, the remaining free withdrawal amount in Contract Year 4 is $4,000 - $4,000 = $0. The amount of unliquidated Purchase Payments remaining before this withdrawal is $21,000. Therefore, $21,000 of the $22,000 withdrawal is taken from Purchase Payments and is subject to a withdrawal charge, and $1,000 of the withdrawal is taken from earnings and is not subject to a withdrawal charge. Of the $45,000 withdrawn to date, $4,000 has been from the free withdrawal amount, $40,000 has been from Purchase Payments, and $1,000 has been from earnings. The amount of unliquidated Purchase Payments is now equal to $0. Note that if the $4,650 remaining balance was withdrawn, it would all be from earnings and not subject to a withdrawal charge. The total Contract Year 4 withdrawal charges would then be $2,400, which is the same amount that was assessed for a full liquidation in Contract Year 4 in the example on the previous page.

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APPENDIX C

CALCULATION OF BASIC DEATH BENEFIT

Example 1:

Assume a Purchase Payment of $60,000.00 is made on the Issue Date and an additional Purchase Payment of $40,000.00 is made one year later. Assume that all of the money is invested in the Sub-Accounts, that no Withdrawals are made and that the Account Value on the Death Benefit Date is $80,000.00. The calculation of the Death Benefit to be paid is as follows:

The Basic Death Benefit is the greatest of:
Account Value	=	$ 80,000.00

Purchase Payments	=	$100,000.00
The Basic Death Benefit would therefore be:		$100,000.00

Example 2:

Assume a Purchase Payment of $60,000.00 is made on the Issue Date and an additional Purchase Payment of $40,000.00 is made one year later. Assume that all of the money is invested in the Sub-Accounts and that the Account Value is $80,000.00 just prior to a $20,000.00 withdrawal. The Account Value on the Death Benefit Date is $60,000.00.

The Basic Death Benefit is the greatest of:
Account Value	=	$ 60,000.00

Adjusted Purchase Payments*	=	$ 75,000.00
The Basic Death Benefit would therefore be:		$ 75,000.00

*Adjusted Purchase Payments can be calculated as follows:

Payments x (Account Value after withdrawal Divided By Account Value before withdrawal) = $100,000.00 x ($60,000.00 Divided By $80,000.00)

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SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
c/o Retirement Products and Services
P.O. Box 9133
Wellesley Hills, Massachusetts 02481

TELEPHONE:
Toll Free (800) 447-7569

GENERAL DISTRIBUTOR
Clarendon Insurance Agency, Inc.
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481

AUDITORS
Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

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PROSPECTUS

December 30, 2002

ALL-STAR NY

VARIABLE AND FIXED ANNUITY

Sun Life Insurance and Annuity Company of New York and Sun Life (N.Y.) Variable Account C offer the flexible payment deferred annuity contracts described in this Prospectus to individuals.

You may choose among a number of variable investment options and fixed interest options. The variable options are Sub-Accounts in the Variable Account, each of which invests in shares of one of the following mutual funds or series thereof (the "Funds").
AIM VARIABLE INSURANCE FUNDS, INC.	RYDEX VARIABLE TRUST
AIM V.I. Capital Appreciation Fund Series 2	Rydex Financial Services Fund
AIM V.I. International Growth Fund Series 2	Rydex Health Care Fund
AIM V.I. Premier Equity Fund Series 2	Rydex OTC Fund
ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.	STEINROE VARIABLE INVESTMENT TRUST
Alliance Premier Growth Fund	Stein Roe Balanced Fund, Variable Series
Alliance Growth & Income Fund	Stein Roe Growth Stock Fund, Variable Series
Alliance Technology Fund	Stein Roe Money Market Fund, Variable Series
Alliance Worldwide Privatization Fund	Liberty Federal Securities Fund, Variable Series
FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS	WANGER ADVISORS TRUST
Fidelity Dynamic Capital Appreciation Portfolio	Wanger Foreign Forty
Fidelity Equity Income Portfolio	Wanger International Small Cap
Fidelity Growth Opportunities Portfolio	Wanger Twenty
GALAXY VIP FUND	Wanger U.S. Smaller Companies
Galaxy VIP Columbia Real Estate Equity Fund II	MFS VARIABLE INSURANCE TRUST
Galaxy VIP Quality Plus Bond Fund	MFS Emerging Growth Series
LIBERTY VARIABLE INVESTMENT TRUST	MFS Investors Growth Stock Series
Colonial High Yield Securities Fund, Variable Series	MFS Investors Trust Series
Colonial Strategic Income Fund, Variable Series	MFS New Discovery Series
Colonial U.S. Growth & Income Fund, Variable Series
Liberty S&P 500 Index Fund, Variable Series
Liberty Select Value Fund, Variable Series
Liberty All-Star Equity Fund, Variable Series
Newport Tiger Fund, Variable Series

The fixed account options are available for specified time periods, called Guarantee Periods, and pay interest at a guaranteed rate for each period.

Please read this Prospectus and the Fund prospectuses carefully before investing and keep them for future reference. They contain important information about the Contracts and the Funds.

We have filed a Statement of Additional Information dated December 30, 2002 (the "SAI") with the Securities and Exchange Commission (the "SEC"), which is incorporated by reference in this Prospectus. The table of contents for the SAI is on page 45 of this Prospectus. You may obtain a copy without charge by writing to us at the address shown below (which we sometimes refer to as our "Annuity Service Address") or by telephoning (800) 205-8737. In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file with the SEC.

The Contracts are not deposits or obligations of, or guaranteed or endorsed by any bank, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency.

The SEC has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Any reference in this Prospectus to receipt by us means receipt at the following service address:

Sun Life Insurance and Annuity Company of New York
c/o Retirement Products and Services
P.O. Box 9133
Wellesley Hills, Massachusetts 02481

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Page
Special Terms
Product Highlights
Expense Summary
Summary of Contract Expenses
Underlying Fund Annual Expenses
Examples
Condensed Financial Information
The Annuity Contract
Communicating To Us About Your Contract
Sun Life Insurance and Annuity Company of New York
The Variable Account
Variable Account Options: The Funds
The Fixed Account
The Fixed Account Options: The Guarantee Periods
The Accumulation Phase
Issuing Your Contract
Amount and Frequency of Purchase Payments
Allocation of Net Purchase Payments
Your Account
Your Account Value
Variable Account Value
Fixed Account Value
Transfer Privilege
Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates
Optional Programs
Withdrawals and Withdrawal Charge
Cash Withdrawals
Withdrawal Charge
Types of Withdrawals Not Subject to Withdrawal Charge
Contract Charges
Account Fee
Administrative Expense Charge and Distribution Fee
Mortality and Expense Risk Charge
Charges for Optional Death Benefit Rider
Premium Taxes
Fund Expenses
Modification in the Case of Group Contracts
Death Benefit
Amount of Death Benefit
The Basic Death Benefit
Optional Death Benefit Rider
Spousal Continuance
Calculating the Death Benefit
Method of Paying Death Benefit
Non-Qualified Contracts
Selection and Change of Beneficiary
Payment of Death Benefit
The Income Phase -- Annuity Provisions
Selection of Annuitant(s)
Selection of the Annuity Commencement Date
Annuity Options
Selection of Annuity Option
Amount of Annuity Payments
Exchange of Variable Annuity Units
Account Fee
Annuity Payment Rates
Annuity Options as Method of Payment for Death Benefit
Other Contract Provisions
Exercise of Contract Rights
Change of Ownership
Voting of Fund Shares
Periodic Reports
Substitution of Securities
Change in Operation of Variable Account
Splitting Units
Modification
Reservation of Rights
Right to Return
Tax Considerations
Deductibility of Purchase Payments
Pre-Distribution Taxation of Contracts
Distributions and Withdrawals from Non-Qualified Contracts
Distribution and Withdrawals from Qualified Contracts
Withholding
Investment Diversification and Control
Tax Treatment of the Company and the Variable Account
Qualified Retirement Plans
Pension and Profit-Sharing Plans
Tax-Sheltered Annuities
Individual Retirement Accounts
Roth IRAs
Administration of the Contract
Distribution of the Contract
Performance Information
Available Information
Incorporation of Certain Documents by Reference
State Regulation
Legal Proceedings
Accountants
Financial Statements
Table of Contents of Statement of Additional Information
Appendix A -- Glossary
Appendix B -- Calculation of Withdrawal Charges
Appendix C -- Calculation of Basic Death Benefit

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SPECIAL TERMS

Your Contract is a legal document that uses a number of specially defined terms. We explain most of the terms that we use in this Prospectus in the context where they arise, and some are self-explanatory. In addition, for convenient reference, we have compiled a list of these terms in the Glossary included at the back of this Prospectus as Appendix A. If, while you are reading this Prospectus, you come across a term that you do not understand, please refer to the Glossary for an explanation.

PRODUCT HIGHLIGHTS

The headings in this section correspond to headings in the Prospectus under which we discuss these topics in more detail.

The Annuity Contract

The All-Star NY Variable and fixed Annuity Contract provides a number of important benefits for your retirement planning. During the Accumulation Phase, you make Payments under the Contract and allocate them to one or more Variable Account or Fixed Account options. During the Income Phase, we make annuity payments to you or someone else based on the amount you have accumulated. The Contract provides tax-deferral so that you do not pay taxes on your earnings until you withdraw them. The Contract also provides a basic death benefit if you die during the Accumulation Phase. You may enhance the basic death benefit by purchasing an optional death benefit rider.

The Accumulation Phase

Under most circumstances, you can buy the Contract with an initial Purchase Payment of $10,000 or more, and you can make additional Purchase Payments of at least $1,000 at any time during the Accumulation Phase. We will not normally accept a Purchase Payment if your Account Value is over $2 million or, if the Purchase Payment would cause your Account Value to exceed $2 million.

Variable Account Options: The Funds

You can allocate your Purchase Payments among the Sub-Accounts investing in a number of Fund options. Each Fund is either a mutual fund registered under the Investment Company Act of 1940 or a separate series of shares of such a mutual fund. The investment returns on the Funds are not guaranteed. You can make or lose money. You can make transfers among the Funds and the Fixed Account Options.

The Fixed Account Options: The Guarantee Periods

You can allocate your Purchase Payments to the Fixed Account and elect to invest in one or more of the Guarantee Periods we make available from time to time. Each Guarantee Period earns interest at a Guaranteed Interest Rate that we publish. We may change the Guaranteed Interest Rate from time to time, but no Guaranteed Interest Rate will ever be less than the minimum guaranteed rate permitted by law. Once we have accepted your allocation to a particular Guarantee Period, we promise that the Guaranteed Interest Rate applicable to that allocation will not change for the duration of the Guarantee Period. We may offer Guarantee Periods of different durations or stop offering some Guarantee Periods. Once we stop offering a Guarantee Period of a particular duration, future allocations, transfers or renewals into that Guarantee Period will not be permitted.

Expense Summary

The Contract has insurance features and investment features, and there are costs related to each.

If your Account Value is less than $100,000 on your Contract Anniversary, we deduct a $50 Annual Account Fee. We will waive the Account Fee if your Contract was fully invested in the Fixed Account during the entire Contract Year.

In addition, we deduct a mortality and expense risk charge of 1.30% of the average daily value of the Contract invested in the Variable Account (1.50% if you are age 76 or older on the Open Date). We also deduct an administrative charge of 0.15% of the average daily value and a distribution charge of 0.20% of the average daily value of the Contract invested in the Variable Account.

Currently, you can make 12 free transfers each year; however, we reserve the right to impose a charge of up to $15 per transfer.

If you take more than a specified amount of money out of your Contract, we assess a withdrawal charge against each Purchase Payment withdrawn. The withdrawal charge (also known as a "contingent deferred sales charge") starts at 8% in the first Contract Year and declines to 0% after four years.

If you elect the optional death benefit rider, we will deduct, during the Accumulation Phase, an additional charge from the assets of the Variable Account equal to 0.20% of the average daily value of your Contract.

In addition to the charges we impose under the Contract, there are also charges (which include management fees and operating expenses) imposed by the Funds, which range from 0.84% to 2.23% of the average daily net assets of the Fund, depending upon which Fund(s) you have selected.

The Income Phase: Annuity Provisions

If you want to receive regular income from your annuity, you can select one of a several Annuity Options. You can choose to receive annuity payments from either the Fixed Account or from the available Variable Account options. If you choose to have any part of your annuity payments come from the Variable Account, the dollar amount of the payments may fluctuate with the performance of the Funds. Subject to the Maximum Annuity Commencement Date, you decide when your Income Phase will begin but, once it begins, you cannot change your choice of annuity payment options.

Death Benefit

If you die before the Contract reaches the Income Phase, the beneficiary will receive a death benefit. The amount of the death benefit depends upon whether you choose the basic death benefit or, for a fee, the optional death benefit rider. The basic death benefit pays the greater of your Account Value and your total Purchase Payments (adjusted for withdrawals), both calculated as of your Death Benefit Date. You may enhance the basic death benefit by electing the optional death benefit rider. The Maximum Account Value Rider pays the greater of your basic death benefit or your highest Account Value on any Contract Anniversary before your 81st birthday. You must make your election before the date on which your Contract becomes effective. The rider is only available if you are younger than 80 on the Open Date. The optional death benefit rider election may not be changed after your Contract is issued.

Withdrawals and Withdrawal Charge

You can withdraw money from your Contract during the Accumulation Phase. You may withdraw a portion of your Account Value each year without the imposition of a withdrawal charge. During the first four Contract Years, this "free withdrawal amount" is equal to 10% of the amount of all Purchase Payments made. All other amounts are subject to the withdrawal charge. After the end of the fourth Contract Year, any amount you withdraw is free of withdrawal charges. You may have to pay income taxes and tax penalties on money you withdraw.

Right to Return

Your Contract contains a "free look" provision. If you cancel your Contract within 10 days after receiving it, we will send you your Account Value as of the day we receive your cancellation request. (This amount may be more or less than the original Purchase Payment). We will not deduct a withdrawal charge.

Tax Considerations

Your earnings are not taxed until you take them out. If you withdraw money during the Accumulation Phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty.

If you have any questions about your Contract or need more information, please contact us at:
Sun Life Insurance and Annuity Company of New York
c/o Retirement Products and Services
P. O. Box 9133
Wellesley Hills, Massachusetts 02481
Toll Free (800) 205-8737

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EXPENSE SUMMARY

The purpose of the following table is to help you understand the costs and expenses that you will bear directly and indirectly under a contract when you allocate money to the Variable Account. The table reflects expenses of the Variable Account as well as of each Fund. The table should be considered together with the narrative provided under the heading "Contract Charges" in this Prospectus, and with the Funds' prospectus (es). In addition to the expenses listed below, we may deduct premium taxes.

SUMMARY OF CONTRACT EXPENSES

Transaction Expenses
Sales Load Imposed on Purchase Payments	$ 0

Deferred Sales Load (as a percentage of Purchase Payments withdrawn) (1)
Number of Contract Years Since Issue Date
0 - 1	8%
1 - 2	8%
2 - 3	7%
3 - 4	6%
4 or more	0%
Transfer Fee (2)	$ 15
Annual Account Fee per Contract (3)	$ 50

Variable Account Annual Expenses (as a percentage of average Variable Account assets)
If you are age 75 or younger on the Open Date (4):		If you are age 76 or older on the Open Date (4):
Mortality and Expense Risks Charge	1.30%	Mortality and Expense Risks Charge	1.50%
Administrative Expenses Charge	0.15%	Administrative Expenses Charge	0.15%
Distribution Fee	0.20%	Distribution Fee	0.20%
Total Variable Annuity Annual Expenses	1.65%	Total Variable Annuity Annual Expenses	1.85%
Optional Death Benefit Rider (if selected)	0.20%	Optional Death Benefit Rider (if selected)	0.20%
Maximum Total Variable Annuity Annual		Maximum Total Variable Annuity Annual
Expenses	1.85%	Expenses	2.05%

(1)

During the first four Account Years, a portion of your Account may be withdrawn each year without imposition of any withdrawal charge and, after your fourth Contract Anniversary, any amount you withdraw is free of withdrawal charges.

(2)	Currently, we impose no fee upon transfers; however, we reserve the right to impose a fee of up to $15 per transfer

(3)	The annual Account Fee is waived on Contracts greater than $100,000 in value on your Contract Anniversary.

(4)

After annuitization, the sum of the mortality and expense risks charge, the administrative expenses charge, and distribution fee will never be greater than 1.65% of average Variable Account assets, regardless of your age on the Issue Date.

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UNDERLYING FUND ANNUAL EXPENSES1

(numbers in brackets represent expenses after any fee waivers or expense reimbursements)2

(as a percentage of Fund net assets)
	Management	12b-1 or	Other Fund	Total Annual
Fund	Fees	Service Fees	Expenses	Fund Expenses

AIM Capital Appreciation[2]	0.61%	0.25%	0.24%	1.10%
AIM International Growth[2]	0.73%	0.25%	0.32%	1.30%
AIM Premier Equity[2]	0.60%	0.25%	0.25%	1.10%
Alliance Growth & Income[3]	0.63%	0.25%	0.04%	0.92%
Alliance Premier Growth[3]	1.00%	0.25%	0.04%	1.29%
Alliance Technology[3]	1.00%	0.25%	0.08%	1.33%
Alliance Worldwide Privatization[3]	1.00% [0.46%]	0.25%	0.68% [0.49%]	1.93% [1.20%]
Fidelity Dynamic Capital Appreciation[4]	0.58%	0.25%	2.94% [0.92%]	3.77% [1.75%]
Fidelity Equity Income[4]	0.48%	0.25%	0.11%	0.84%
Fidelity Growth Opportunities[4]	0.58%	0.25%	0.12%	0.95%
Galaxy VIP Columbia Real Estate Equity Fund II5	0.75%		2.43% [1.03%]	3.18% [1.60%]
Galaxy VIP Quality Plus Bond Fund[5]	0.40%		0.52%	1.07%
Colonial High Yield Securities[6]	0.60%	0.25% [0.02%]	0.33%	1.18% [0.95%]
Colonial Strategic Income[6]	0.65%	0.25% [0.15%]	0.20%	1.10% [1.00%]
Colonial U.S. Growth & Income[6]	0.80%	0.25% [0.04%]	0.16%	1.21% [1.00%]
Liberty S&P 500 Index[6]	0.40%	0.25% [0.00%]	0.63% [0.35%]	1.28% [0.75%]
Liberty Select Value[6]	0.70%	0.25% [0.00%]	0.88% [0.40%]	1.83% [1.10%]
Liberty All-Star Equity[6]	0.80%	0.25% [0.00%]	0.20%	1.25% [1.00%]
Newport Tiger[6]	0.90%	0.25%	0.41%	1.56%
MFS Emerging Growth[7]	0.75%	0.25%	0.12%	1.12%
MFS Investors Growth Stock[7]	0.75%	0.25%	0.17%	1.17%
MFS Investors Trust[7]	0.75%	0.25%	0.15%	1.15%
MFS New Discovery[7]	0.90%	0.25%	0.19% [0.16%]	1.34% [1.31%]
Rydex Financial Services[8]	0.85%	0.25%	1.09%	2.19%
Rydex Health Care[8]	0.85%	0.25%	1.13%	2.23%
Rydex OTC[8]	0.75%	0.25%	0.45%	1.45%
Liberty Federal Securities[9]	0.55%	0.25% [0.21%]	0.14%	0.94% [0.90%]
Stein Roe Balanced[9]	0.60%	0.25% [0.19%]	0.11%	0.96% [0.90%]
Stein Roe Growth Stock[9]	0.65%	0.25% [0.19%]	0.11%	1.01% [0.95%]
Stein Roe Money Market	0.50%		0.06%	0.56%
Wanger Foreign Forty[10]	1.00%		0.45%	1.45%
Wanger International Small Cap[10]	1.24%		0.19%	1.43%
Wanger Twenty[10]	0.95%		0.38%	1.33%
Wanger U.S. Smaller Companies[10]	0.94%		0.05%	0.99%

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[1]

The information relating to Fund expenses was provided by the Funds and we have not independently verified it. You should consult the Fund prospectuses for more information about Fund expenses. All expense figures are based on actual expenses for the fiscal year ended December 31, 2001. The expense figures in the brackets show what the expenses are after expense reimbursements or fee waivers.

[2]

The manager of AIM Insurance Funds may from time to time waive all or a portion of its advisory fees and/or assume certain expenses of the Funds. Fee waivers or reductions, other than those contained in the AIM Insurance Funds' advisory agreement, may be modified or terminated at any time. The AIM Insurance Funds' manager did not waive advisory fees or assume expenses as of the date of this Prospectus. Effective May 1, 2002, the name of the AIM V.I. International Equity Fund will change to AIM V.I. International Growth Fund, and the name of the AIM V.I. Value Fund will change to AIM V.I. Premier Equity Fund.

[3]	The manager of Alliance Series Fund has agreed to continue voluntary expense reimbursements for Alliance Technology and Alliance Worldwide Privatization for the foreseeable future.

[4]

The expenses shown are those of the Portfolio's Service Class 2. Actual annual operating expenses of the Fidelity Funds were lower than those shown in the table because a portion of the brokerage commissions that each Fund paid was used to reduce the Fund's expenses, through arrangements with the Fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the Fund's custodian expenses. Fidelity may terminate these offsets at any time. In addition, the manager of Fidelity Funds has agreed to reimburse total operating expenses, excluding interest, taxes, brokerage and extraordinary expenses, in excess of 1.75% of the average net assets of Fidelity Dynamic Capital Appreciation Portfolio. The manager can discontinue this arrangement at any time.

[5]	The manager and distributor of the Galaxy Funds may from time to time waive all or a portion of its advisory fees and/or reimburse certain expenses of the Galaxy Funds.

[6]

The manager and distributor of Liberty Trust have agreed to reimburse all incurred Fund expenses, including management fees, but excluding interest, taxes, brokerage, and extraordinary expenses, in excess of the following percentage of average net assets of each Fund: 1.00% for Colonial Strategic Income and Colonial U.S. Growth & Income; 1.10% for Liberty Select Value; 1.75% for Newport Tiger; 0.95% for Colonial High Yield Securities; and 0.75% for Liberty S&P 500 Index. To the extent a Fund's expenses are in excess of the applicable limitation up to 0.25%, the distributor will reimburse the Fund out of its 12b-1 fees. To the extent such expenses exceed the applicable limitation by more than 0.25%, the manager will reimburse the Fund for the portion over 0.25% from Other Expenses first and then, to the extent necessary, from Management Fees.

[7]

The manager of MFS Trust has contractually agreed, subject to reimbursement, to bear the expenses of the New Discovery Series such that its "Other Fund Expenses" do not exceed 0.15% annually after taking into account the expense offset arrangement with the series' custodian described in the following note. These contractual fee arrangements will continue until at least May 1, 2003, unless changed with the consent of the board of trustees which oversees the series.

Each series of MFS Trust has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. The series may enter into other similar arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. Any such fee reductions are not reflected under "Other Fund Expenses" in the table. Had these fee reductions been taken into account, "Total Annual Fund Expenses" for certain series would be as follows: 1.11% for Emerging Growth Series; 1.30% for New Discovery Series; 1.14% for Investors Trust Series; and 1.15% for Investors Growth Stock Series.

[8]

The investment adviser and servicer to the Rydex Variable Trust may from time to time volunteer to waive fees and/or reimburse expenses of the Funds. The investment adviser and servicer have not reimbursed expenses as of the date of this Prospectus.

[9]

The manager and distributor of SteinRoe Trust have agreed to reimburse all expenses, including management fees, in excess of the following percentage of the average net assets of the following Funds: 0.90% for Stein Roe Balanced; 0.95% for Stein Roe Growth Stock; 0.90% for Liberty Federal Securities; and 0.65% for Stein Roe Money Market. To the extent a Fund's expenses are in excess of the applicable limitation up to 0.25%, the distributor will reimburse the Fund out of its 12b-1 fees. To the extent such expenses exceed the applicable limitation by more than 0.25%, the manager will reimburse the Fund for the portion over 0.25% from Other Expenses first and then, to the extent necessary, from Management Fees.

[10]

The manager of Wanger Trust has agreed to continue voluntary expense reimbursements for Wanger Twenty and Wanger Foreign Forty in excess of the following percentage of average net assets: 1.35% for Wanger Twenty and 1.45% for Wanger Foreign Forty.

EXAMPLES

The following examples should not be considered to be representations of past or future expenses, and actual expenses may be greater or lower than those shown. The examples assume that all current waivers and reimbursements continue throughout all periods.

If you surrender your Contract at the end of the applicable period, you would pay the following expenses on a $1,000 investment, assuming an average Contract size of $50,000, a 5% annual return and no optional death benefit rider has been elected:
	1 Year	3 Years	5 Years	10 Years
AIM Capital Appreciation	$103	$156	$150	$318
AIM International Growth	104	161	160	336
AIM Premier Equity	103	156	150	318
Alliance Growth & Income	101	151	141	300
Alliance Premier Growth	104	161	160	336
Alliance Technology	105	162	162	339
Alliance Worldwide Privatization	103	159	155	327
Fidelity Dynamic Capital Appreciation	108	174	182	377
Fidelity Equity-Income	100	149	138	292
Fidelity Growth Opportunities	101	152	143	303
Galaxy VIP Columbia Real Estate Equity Fund II	107	170	175	364
Galaxy VIP Quality Plus Bond Fund	102	155	149	315
Colonial High Yield Securities	101	152	143	303
Colonial Strategic Income	102	153	145	308
Colonial U.S. Growth & Income	102	153	145	308
Liberty S&P 500 Index	99	146	133	284
Liberty Select Value	103	156	150	318
Liberty All-Star Equity	102	153	145	308
Newport Tiger	107	168	173	360
MFS Emerging Growth	103	156	151	319
MFS Investors Growth Stock	103	158	154	324
MFS Investors Trust	103	157	153	322
MFS New Discovery	104	162	161	337
Rydex Financial Services	112	185	202	416
Rydex Health Care	113	186	204	419
Rydex OTC	106	165	167	350
Liberty Federal Securities	101	150	141	298
Stein Roe Balanced	101	150	141	298
Stein Roe Growth Stock	101	152	143	303
Stein Roe Money Market	98	141	124	265
Wanger Foreign Forty	106	165	167	350
Wanger International Small Cap	106	165	166	348
Wanger Twenty	105	162	162	339
Wanger U.S. Smaller Companies	102	153	145	307

If you surrender your Contract at the end of the applicable period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return, an average Contract size of $50,000, and the optional death benefit rider has been elected:
	1 Year	3 Years	5 Years	10 Years
AIM Capital Appreciation	$104	$161	$160	$336
AIM International Growth	106	167	170	355
AIM Premier Equity	104	161	160	336
Alliance Growth & Income	103	156	151	319
Alliance Premier Growth	106	167	169	354
Alliance Technology	106	168	171	358
Alliance Worldwide Privatization	105	164	165	346
Fidelity Dynamic Capital Appreciation	110	179	191	395
Fidelity Equity-Income	102	154	147	312
Fidelity Growth Opportunities	103	157	153	322
Galaxy VIP Columbia Real Estate Equity Fund II	109	175	184	382
Galaxy VIP Quality Plus Bond Fund	104	161	159	334
Colonial High Yield Securities	103	157	153	322
Colonial Strategic Income	103	159	155	327
Colonial U.S. Growth & Income	103	159	155	327
Liberty S&P 500 Index	101	152	143	303
Liberty Select Value	104	161	160	336
Liberty All-Star Equity	103	159	155	327
Newport Tiger	109	174	182	378
MFS Emerging Growth	105	162	161	338
MFS Investors Growth Stock	105	163	163	343
MFS Investors Trust	105	163	163	341
MFS New Discovery	106	167	170	356
Rydex Financial Services	114	191	211	432
Rydex Health Care	115	192	213	436
Rydex OTC	108	171	177	368
Liberty Federal Securities	103	156	150	318
Stein Roe Balanced	103	156	150	318
Stein Roe Growth Stock	103	157	153	322
Stein Roe Money Market	99	147	134	285
Wanger Foreign Forty	108	171	177	368
Wanger International Small Cap	107	170	176	367
Wanger Twenty	106	168	171	358
Wanger U.S. Smaller Companies	103	158	155	326

If you do NOT surrender your Contract, or if you annuitize at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming an average Contract size of $50,000, a 5% annual return and no optional death benefit rider has been elected:
	1 Year	3 Years	5 Years	10 Years
AIM Capital Appreciation	$29	$88	$150	$318
AIM International Growth	31	94	160	336
AIM Premier Equity	29	88	150	318
Alliance Growth & Income	27	83	141	300
Alliance Premier Growth	31	94	160	336
Alliance Technology	31	95	162	339
Alliance Worldwide Privatization	30	91	155	327
Fidelity Dynamic Capital Appreciation	35	107	182	377
Fidelity Equity-Income	26	81	138	292
Fidelity Growth Opportunities	27	84	143	303
Galaxy VIP Columbia Real Estate Equity Fund II	34	103	175	364
Galaxy VIP Quality Plus Bond Fund	29	87	149	315
Colonial High Yield Securities	27	84	143	303
Colonial Strategic Income	28	85	145	308
Colonial U.S. Growth & Income	28	85	145	308
Liberty S&P 500 Index	25	78	133	284
Liberty Select Value	29	88	150	318
Liberty All-Star Equity	28	85	145	308
Newport Tiger	33	102	173	360
MFS Emerging Growth	29	89	151	319
MFS Investors Growth Stock	30	90	154	324
MFS Investors Trust	29	90	153	322
MFS New Discovery	31	95	161	337
Rydex Financial Services	40	120	202	416
Rydex Health Care	40	121	204	419
Rydex OTC	32	99	167	350
Liberty Federal Securities	27	82	141	298
Stein Roe Balanced	27	82	141	298
Stein Roe Growth Stock	27	84	143	303
Stein Roe Money Market	23	72	124	265
Wanger Foreign Forty	32	99	167	350
Wanger International Small Cap	32	98	166	348
Wanger Twenty	31	95	162	339
Wanger U.S. Smaller Companies	28	85	145	307

If you do NOT surrender your Contract, or if you annuitize at the end of the applicable period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return, an average Contract size of $50,000, and the optional death benefit rider has been elected:
	1 Year	3 Years	5 Years	10 Years
AIM Capital Appreciation	$31	$94	$160	$336
AIM International Growth	33	100	170	355
AIM Premier Equity	31	94	160	336
Alliance Growth & Income	29	89	151	319
Alliance Premier Growth	33	100	169	354
Alliance Technology	33	101	171	358
Alliance Worldwide Privatization	32	97	165	346
Fidelity Dynamic Capital Appreciation	37	113	191	395
Fidelity Equity-Income	28	87	147	312
Fidelity Growth Opportunities	29	90	153	322
Galaxy VIP Columbia Real Estate Equity Fund II	36	109	184	382
Galaxy VIP Quality Plus Bond Fund	30	93	159	334
Colonial High Yield Securities	29	90	153	322
Colonial Strategic Income	30	91	155	327
Colonial U.S. Growth & Income	30	91	155	327
Liberty S&P 500 Index	27	84	143	303
Liberty Select Value	31	94	160	336
Liberty All-Star Equity	30	91	155	327
Newport Tiger	35	108	182	378
MFS Emerging Growth	31	95	161	338
MFS Investors Growth Stock	31	96	163	343
MFS Investors Trust	31	96	163	341
MFS New Discovery	33	100	170	356
Rydex Financial Services	42	126	211	432
Rydex Health Care	42	127	213	436
Rydex OTC	34	104	177	368
Liberty Federal Securities	29	88	150	318
Stein Roe Balanced	29	88	150	318
Stein Roe Growth Stock	29	90	153	322
Stein Roe Money Market	25	78	134	285
Wanger Foreign Forty	34	104	177	368
Wanger International Small Cap	34	104	176	367
Wanger Twenty	33	101	171	358
Wanger U.S. Smaller Companies	30	91	155	326

CONDENSED FINANCIAL INFORMATION

The Contracts described in this Prospectus have not previously been made available for sale, and may include fees and charges that are different from our other variable annuity contracts. These differences will produce differing Accumulation Unit values. Therefore, no condensed financial information is included in this Prospectus. Sun Life Insurance and Annuity Company of New York's financial statements and those for the Variable Account are in the Statement of Additional Information.

THE ANNUITY CONTRACT

Sun Life Insurance and Annuity Company of New York and Sun Life (N.Y.) Variable Account C (the "Variable Account") offer the Contract on an individual basis for use in connection with retirement planning. We issue the Contract directly to the individual owner of the Contract.

In this Prospectus, unless we state otherwise, we address Owners of Individual Contracts as "you." For the purpose of determining benefits under the Contracts, we establish an Account for each Owner, which we will refer to as "your" Account.

Your Contract provides a number of important benefits for your retirement planning. It has an Accumulation Phase, during which you make Payments under the Contract and allocate them to one or more Variable Account or Fixed Account options, and an Income Phase, during which we make annuity payments based on the amount you have accumulated. Your Contract provides tax deferral, so that you do not pay taxes on your earnings under your Contract until you withdraw them. It provides a basic death benefit if you die during the Accumulation Phase. You may enhance the basic death benefit by electing the optional death benefit riders and paying an additional charge for the optional death benefit rider. Finally, if you so elect, during the Income Phase we will make annuity payments to you or someone else for life or for another period that you choose.

You choose these benefits on a variable or fixed basis or a combination of both. When you choose Variable Account investment options or a Variable Annuity option, your benefits will be responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from different types of investments. With these variable options, you assume all investment risk under your Contract. When you choose our Fixed Annuity option, we assume the investment risk. You also bear the risk that the interest rates we will offer in the future and the rates we will use in determining your Fixed Annuity might not exceed our minimum guaranteed rate. Our minimum guaranteed interest rate will never be less than that required by law.

The Contract is designed for use in connection with personal retirement and deferred compensation plans, some of which qualify for favorable federal income tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code. The Contract is also designed so that it may be used in connection with certain non-tax-qualified retirement plans, such as payroll savings plans and such other groups (trusteed or nontrusteed) as may be eligible under applicable law. We refer to Contracts used with plans that receive favorable tax treatment as "Qualified Contracts," and all other Contracts as "Non-Qualified Contracts."

COMMUNICATING TO US ABOUT YOUR CONTRACT

All materials sent to us, including Purchase Payments, must be sent to our Annuity Service Address as set forth on the first page of this Prospectus. For all telephone communications, you must call (800) 205-8737.

Unless this Prospectus states differently, we will consider all materials sent to us and all telephone communications to be received on the date we actually receive them at our Annuity Service Address. However, we will consider all financial transactions, including Purchase Payments, withdrawal requests and transfer instructions, to be received on the next Business Day if we receive them (1) on a day that is not a Business Day or (2) after 4:00 p.m., Eastern Time.

When we specify that notice to us must be in writing, we reserve the right, at our sole discretion, to accept notice in another form.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

We are a stock life insurance company incorporated under the laws of New York on May 25, 1983. We do business exclusively in New York. Our Home Office is located at 122 East 42nd Street, Suite 1900, New York, New York 10017.

We are an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada ("Sun Life (Canada)"). Sun Life (Canada) completed its demutualization on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada Inc. ("Sun Life Financial"), is now the ultimate parent of Sun Life (Canada) and the Company. Sun Life Financial, a corporation organized in Canada, is a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York, London, and Manila stock exchanges.

THE VARIABLE ACCOUNT

We established the Variable Account as a separate account on October 18, 1985, pursuant to a resolution of our Board of Directors. The Variable Account funds the Contract and various other variable annuity and variable life insurance product contracts are offered by the Company and other affiliated and unaffiliated offerors. These other products may have features, benefits and charges that are different from those under the Contract.

Under New York insurance law and the Contract, the income, gains or losses of the Variable Account are credited to or charged against the assets of the Variable Account without regard to the other income, gains, or losses of the Company. These assets are held in relation to the Contract and other variable annuity and variable life insurance contracts that provide benefits that vary in accordance with the investment performance of the Variable Account. Although the assets maintained in the Variable Account will not be charged with any liabilities arising out of any other business we conduct, all obligations arising under a Contract, including the promise to make annuity payments, are general corporate obligations of the Company.

The assets of the Variable Account are divided into Sub-Accounts. Each Sub-Account invests exclusively in shares of a specific Fund. All amounts allocated to the Variable Account will be used to purchase Fund shares as designated by you at their net asset value. Any and all distributions made by the Funds with respect to the shares held by the Variable Account will be reinvested to purchase additional Fund shares at their net asset value. Deductions from the Variable Account for cash withdrawals, annuity payments, death benefits, Account Fees, Contract charges against the assets of the Variable Account for the assumption of mortality and expense risks, administrative expenses and any applicable taxes will, in effect, be made by redeeming the number of Fund Shares at their net asset value equal in total value to the amount to be deducted. The Variable Account will be fully invested in Fund shares at all times.

VARIABLE ACCOUNT OPTIONS: THE FUNDS

The Contract offers Sub-Accounts that invest in a number of Fund investment options, which are briefly discussed below. Each Fund is a mutual fund registered under the Investment Company Act of 1940, or a separate series of shares of such a mutual fund.

More comprehensive information about the Funds, including a discussion of their management, investment objectives, expenses, and potential risks, is found in the current prospectuses for the Funds (the "Fund Prospectuses"). The Fund Prospectuses should be read in conjunction with this Prospectus before you invest. A copy of each Fund Prospectus, as well as a statement of additional information for each Fund, may be obtained without charge from the company by calling (800) 205-8737 or by writing to Sun Life Insurance and Annuity Company of New York, c/o Retirement Products and Services, P.O. Box 9133, Wellesley Hills, Massachusetts 02481.

The Funds currently available are:

AIM Variable Insurance Funds (advised by AIM Advisors, Inc.)

AIM V.I. Capital Appreciation Fund Series 2 seeks growth of capital by investing principally in common stocks or companies which the Fund's portfolio managers believe are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth.

AIM V.I. International Growth Fund Series 2 seeks to achieve long-term growth of capital by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum.

AIM V.I. Premier Equity Fund Series 2 seeks long-term growth of capital with a secondary objective of current income.

Alliance Variable Products Series Fund, Inc. (advised by Alliance Capital Management L.P.)

Alliance VP Premier Growth Portfolio seeks to achieve growth of capital by pursuing aggressive investment policies. It invests principally in equity securities of a limited number of large, carefully selected, high-quality U.S. companies.

Alliance VP Technology Portfolio seeks growth of capital and invests for capital appreciation, and only incidentally for current income. The Portfolio invests primarily in securities of companies expected to benefit from technological advances and improvements.

Alliance VP Growth And Income Portfolio seeks to provide reasonable current income and reasonable opportunities for appreciation by investing primarily in dividend-paying common stocks of good quality.

Alliance VP Worldwide Privatization Portfolio seeks long-term capital appreciation by investing primarily in securities of issuers that are undergoing or have undergone privatizations. The Portfolio seeks to take advantage of investment opportunities that are created by privatizations of state enterprises in both established and developing countries.

Fidelity Variable Insurance Products Funds (Advised by Fidelity Management & Research Company.)
Dynamic Capital Appreciation Portfolio seeks long-term capital appreciation.

Equity Income Portfolio seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500. The Fund also seeks to achieve reasonable income and consider the potential for capital appreciation.

Growth Opportunities Portfolio seeks long-term growth of capital.

Galaxy VIP Fund (advised by Columbia Management Company (for the Columbia Real Estate Equity Fund II) and Fleet Investment Advisors Inc. (for the High Quality Bond Fund))

Columbia Real Estate Equity Fund II seeks, with equal emphasis, capital appreciation and above-average current income by investing primarily in the equity securities of companies in the real estate industry.

Quality Plus Bond Fund seeks a high level of current income consistent with prudent risk of capital.

Liberty Variable Investment Trust (advised by Liberty Advisory Services Corp. Colonial Management Associates, Inc. ("Colonial"), is the sub-adviser for Colonial High Yield Securities Fund, Colonial Strategic Income Fund, Colonial U.S. Growth Income Fund, and Liberty Select Value Fund. Newport Fund Management, Inc. is sub-adviser for Newport Tiger Fund. State Street Global Advisers is the sub-adviser for Liberty S&P 500 Index Fund. Liberty Asset Management Company is the sub-adviser for Liberty All-Star Equity Fund and the current portfolio managers are Mastrapasqua & Associates, Oppenheimer Capital, TCW Investment Management Company, Schneider Capital Management Corporation and Boston Partners Asset Management, L.P.)
Colonial High Yield Securities Fund seeks high current income and total return by investing primarily in lower rated corporate debt securities.

Colonial Strategic Income Fund seeks a high level of current income by diversifying investments primarily in U.S. and foreign government and high yield, high risk corporate debt securities.

Colonial U.S. Growth Income Fund seeks long-term growth and income by investing primarily in large capitalization equity securities.

Liberty S&P 500 Index Fund seeks capital appreciation by matching the performance of the benchmark index that measures the returns of stocks of large U.S. companies.

Liberty Select Value Fund seeks long-term growth of capital.

Liberty All-Star Equity Fund seeks total investment return, comprised of long-term capital appreciation and current income, through investment primarily in a diversified portfolio of equity securities.

Newport Tiger Fund seeks long term capital growth by investing primarily in equity securities of companies located in the ten Tigers of Asia (Hong Kong, Singapore, South Korea, Taiwan, Malaysia, Thailand, Indonesia, India, China and the Philippines).

MFS Variable Insurance Trust (advised by Massachusetts Financial Services Company, an affiliate of the Company)
MFS Emerging Growth Series will seek long-term growth of capital.

MFS Massachusetts Investors Growth Stock Series will seek to provide long-term growth of capital and future income rather than current income.

MFS Massachusetts Investors Trust Series will seek long-term growth of capital with a secondary objective to seek reasonable current income.

MFS New Discovery Series will seek capital appreciation.

Rydex Variable Trust (advised by Rydex Global Advisors)
Rydex OTC Fund seeks to provide investment results that correspond to a benchmark for over-the-counter securities. The Fund's current benchmark is the NASDAQ 100 Index.

Rydex Financial Services Fund seeks capital appreciation by investing in companies that are involved in the financial services sector.

Rydex Health Care Fund seeks capital appreciation by investing in companies that are involved in the health care industry.

SteinRoe Variable Investment Trust (advised by Stein Roe & Farnham Incorporated.)

Liberty Federal Securities Fund seeks the highest possible level of current income consistent with safety of principal and maintenance of liquidity through investment primarily in mortgage-backed securities.

Stein Roe Balanced Fund seeks high total investment return through investment in a changing mix of securities.

Stein Roe Growth Stock Fund seeks long-term growth of capital through investment primarily in common stocks.

Stein Roe Money Market Fund seeks high current income from short-term money market instruments while emphasizing preservation of capital and maintaining excellent liquidity.

Wanger Advisors Trust (advised by Liberty Wanger Asset Management, L.P.)
Wanger Foreign Forty seeks long-term growth of capital.

Wanger International Small Cap seeks long-term growth of capital.

Wanger Twenty seeks long-term growth of capital.

Wanger U.S. Smaller Companies seeks long-term growth of capital.

The Funds may also be available to registered separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as to the Variable Account and other separate accounts of the Company. Although we do not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interests of the Variable Account and one or more of the other separate accounts participating in the Funds. A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of the Owners and Payees and those of other companies, or some other reason. In the event of conflict, we will take any steps necessary to protect Owners and Payees, including withdrawal of the Variable Account from participation in the underlying Funds which are involved in the conflict or substitution of shares of other Funds.

Certain of the investment advisers, transfer agents, or underwriters to the Funds may reimburse us for administrative costs in connection with administering the Funds as options under the Contracts. These amounts are not charged to the Funds or Owners, but are paid from assets of the advisers, transfer agents, or underwriters, except for the administrative costs of the Rydex Funds, which are paid from Fund assets and reflected in the fee table.

Certain publicly available mutual funds may have similar investment goals and principal investment policies and risks as one or more of the Funds, and may be managed by a Fund's portfolio manager(s). While a Fund may have many similarities to these other funds, its investment performance will differ from their investment performance. This is due to a number of differences between a Fund and these similar products, including differences in sales charges, expense ratios and cash flows.

THE FIXED ACCOUNT

The Fixed Account is made up of general account assets of the Company. Amounts you allocate to the Fixed Account will beavailable to fund the claims of all classes of our customers, including claims for benefits under the Contracts. Any obligations of the Fixed Account will be paid first from those assets allocated to the Fixed Account and the excess, if any, will be paid from the general account of the Company.

We will invest the assets of the Fixed Account in those assets we choose that are allowed by New York State insurance laws. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. We intend to invest primarily in investment-grade fixed income securities (i.e., rated by a nationally recognized rating service within the 4 highest grades) or instruments we believe are of comparable quality.

We are not obligated to invest amounts allocated to the Fixed Account according to any particular strategy, except as may be required by applicable New York State insurance laws. You will not have a direct or indirect interest in the Fixed Account investments.

THE FIXED ACCOUNT OPTIONS: THE GUARANTEE PERIODS

You may elect one or more Guarantee Periods from those we make available from time to time. We may offer Guarantee Periods of different durations or stop offering some Guarantee Periods. Once we stop offering a Guarantee Period, allocations, transfers or renewals into that Guarantee Period will not be permitted. In addition, we reserve the right not to make any Guarantee Periods available. We may choose to exercise this right before the Open Date or at some later time. At any time, we can reverse our decision to exercise this right.

We publish Guaranteed Interest Rates for each Guarantee Period offered. We may change the Guaranteed Interest Rates we offer from time to time, but no Guaranteed Interest Rate will ever be less than the minimum guaranteed rate permitted by state law. Also, once we have accepted your allocation to a particular Guarantee Period, we promise that the Guaranteed Interest Rate applicable to that allocation will not change for the duration of the Guarantee Period.

We determine Guaranteed Interest Rates at our discretion. We do not have a specific formula for establishing the rates for different Guarantee Periods. Our determination will be influenced by the interest rates on fixed income investments in which we may invest amounts allocated to the Guarantee Periods. We will also consider other factors in determining these rates, including regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends and competitive factors. We cannot predict the level of future interest rates.

THE ACCUMULATION PHASE

During the Accumulation Phase of your Contract, you make payments into your Account, and your earnings accumulate on a tax-deferred basis. The Accumulation Phase begins with our acceptance of your first Purchase Payment and ends the Business Day before your Annuity Commencement Date. The Accumulation Phase will end sooner if you surrender your Contract or if the Owner dies before the Annuity Commencement Date.

Issuing Your Contract

When we accept your Application, we "open" the Contract. We refer to this date as the "Open Date." When we receive your initial Purchase Payment, we "issue" your Contract. We refer to this date as the "Issue Date."

We will credit your initial Purchase Payment to your Account within 2 Business Days of receiving your completed Application. If your Application is not complete, we will notify you. If we do not have the necessary information to complete the Application within 5 Business Days, we will send your money back to you or ask your permission to retain your Purchase Payment until the Application is made complete. Then we will apply the Purchase Payment within 2 Business Days of when the Application is complete.

Amount and Frequency of Purchase Payments

The amount of Purchase Payments may vary; however, we will not accept an initial Purchase Payment of less than $10,000, and each additional Purchase Payment must be at least $1,000, unless we waive these limits. In addition, we will not accept a Purchase Payment if your Account Value is over $2 million, or if the Purchase Payment would cause your Account Value to exceed $2 million, unless we have approved the Payment in advance. We reserve the right to refuse Purchase Payments received more than 5 years after your Issue Date or after your 70th birthday, whichever is later. Within these limits, you may make Purchase Payments at any time during the Accumulation Phase.

Allocation of Net Purchase Payments

You may allocate your Purchase Payments among the different Sub-Accounts and Guarantee Periods currently available, but any allocation to a Guarantee Period must be at least $1,000. Over the life of your Contract, you may allocate amounts among as many as 18 of the available investment options.

In your Application, you may specify the percentage of each Purchase Payment to be allocated to each Sub-Account or Guarantee Period. These percentages are called your allocation factors. You maychange the allocation factors for future Payments by sending us notice of the change as required. We will use your new allocation factors for the first Purchase Payment we receive with or after we have received notice of the change, and for all future Purchase Payments, until we receive another change notice.

Although it is currently not our practice, we may deduct applicable premium taxes or similar taxes from your Purchase Payments (see "Contract Charges -- Premium Taxes"). In that case, we will credit your Net Purchase Payment, which is the Purchase Payment minus the amount of those taxes.

Your Account

When we accept your first Purchase Payment, we establish an Account for you, which we maintain throughout the Accumulation Phase of your Contract.

Your Account Value

Your Account Value is the sum of the value of the 2 components of your Contract: the Variable Account portion of your Contract ("Variable Account Value") and the Fixed Account portion of your Contract ("Fixed Account Value"). These 2 components are calculated separately, as described below under "Variable Account Value" and "Fixed Account Value."

Variable Account Value

     Variable Accumulation Units

In order to calculate your Variable Account Value, we use a measure called a Variable Accumulation Unit for each Sub-Account. Your Variable Account Value is the sum of your Account Value in each Sub-Account, which is the number of your Variable Accumulation Units for that Sub-Account times the value of each Unit.

     Variable Accumulation Unit Value

The value of each Variable Accumulation Unit in a Sub-Account reflects the net investment performance of that Sub-Account. We determine that value once on each day that the New York Stock Exchange is open for trading, at the close of trading, which is currently 4:00 p.m., Eastern Time. (The close of trading is determined by the New York Stock Exchange.) We also may determine the value of Variable Accumulation Units of a Sub-Account on days the Exchange is closed if there is enough trading in securities held by that Sub-Account to materially affect the value of the Variable Accumulation Units. Each day we make a valuation is called a "Business Day." The period that begins at the time Variable Accumulation Units are valued on a Business Day and ends at that time on the next Business Day is called a "Valuation Period." On days other than Business Days, the value of a Variable Accumulation Unit does not change.

To measure these values, we use a factor -- which we call the "Net Investment Factor" -- which represents the net return on the Sub-Account's assets. At the end of any Valuation Period, the value of a Variable Accumulation Unit for a Sub-Account is equal to the value of that Sub-Account's Variable Accumulation Units at the end of the previous Valuation Period, multiplied by the Net Investment Factor. We calculate the Net Investment Factor by dividing (1) the net asset value of a Fund share held in the Sub-Account at the end of that Valuation Period, plus the per share amount of any dividend or capital gains distribution made by that Fund during the Valuation Period, by (2) the net asset value per share of the Fund share at the end of the previous Valuation Period; then, for each day in the valuation period, we deduct a factor representing the asset-based insurance charges (the mortality and expense risk charges and the administrative expense charge) plus any applicable charge for optional death benefit riders. See "Contract Charges."

For a hypothetical example of how we calculate the value of a Variable Accumulation Unit, see the Statement of Additional Information.

     Crediting and Canceling Variable Accumulation Units

When we receive an allocation to a Sub-Account either from a Net Purchase Payment or a transfer of Account Value, we credit that amount to your Account in Variable Accumulation Units. Similarly, we cancel Variable Accumulation Units when you transfer or withdraw amounts from a Sub-Account, or when we deduct certain charges under the Contract. We determine the number of Units credited or canceled by dividing the dollar amount by the Variable Accumulation Unit value for that Sub-Account at the end of the Valuation Period during which the transaction or charge is effective.

Fixed Account Value

Your Fixed Account Value is the sum of all amounts allocated to Guarantee Periods, either from Net Purchase Payments, transfers or renewals, plus interest credited on those amounts, and minus withdrawals, transfers out of Guarantee Periods, and any deductions for charges under the Contract taken from your Fixed Account Value.

A Guarantee Period begins the day we apply your allocation and ends when all calendar years (or months if the Guarantee Period is less than one year) in the Guarantee Period (measured from the end of the calendar month in which the amount was allocated to the Guarantee Period) have elapsed. The last day of the Guarantee Period is its Expiration Date.

Each additional Purchase Payment, transfer or renewal credited to your Fixed Account Value will result in a new Guarantee Period with its own Expiration Date. Amounts allocated at different times to Guarantee Periods of the same duration may have different Expiration Dates.

We credit interest on amounts allocated to a Guarantee Period at the applicable Guaranteed Interest Rate for the duration of the Guarantee Period. During the Guarantee Period, we credit interest daily at a rate that yields the Guaranteed Interest Rate on an annual effective basis.

Each separate allocation you make to a Guarantee Period, together with interest credited thereon, is called a Guarantee Amount. We will notify you in writing between 45 and 75 days before the Expiration Date for any Guarantee Amount.

A new Guarantee Period of the same duration will begin automatically for that Guarantee Amount on the first day following the Expiration Date, unless before the Expiration Date we receive instructions to transfer the Guarantee Amount to one or more of the Sub-Accounts, in accordance with the transfer privilege provision of the Contract described below (see "Transfer Privilege").

If we receive no instructions from you prior to the Renewal Date, we will automatically renew your Fixed Account allocation into a new Guarantee Period of the same duration as the last Guarantee Period. If we are no longer offering a Guarantee Period of the same duration, we will automatically transfer your Fixed Account allocation into the Money Market Sub-Account.

Transfer Privilege

     Permitted Transfers

During the Accumulation Phase, you may transfer all or part of your Account Value to one or more Sub-Accounts or Guarantee Periods then available, subject to the following restrictions:
-	You may not make more than 12 transfers in any Contract Year;

-	The amount transferred from a Sub-Account must be at least $1,000, unless you are transferring your entire balance in that Sub-Account;

-	Your Account Value remaining in a Sub-Account must be at least $1,000;

-	The amount transferred from a Guarantee Period must be the entire Guarantee Amount, except for transfers of interest credited during the current Contract Year;

-	At least 30 days must elapse between transfers;

-	Transfers to or from Sub-Accounts are subject to terms and conditions that may be imposed by the Funds;

-	The total number of Sub-Accounts and Guarantee Periods within an Account may not exceed 18 over the lifetime of the Contract; and

-	We impose additional restrictions on market timers, which are further described below.

These restrictions do not apply to transfers made under any approved Optional Programs. At our discretion, we may waive some or all of these restrictions.

There is usually no charge imposed on transfers; however, we reserve the right to impose a transfer charge of $15 for each transfer. Under current law, there is no tax liability for transfers.

     Requests for Transfers

You may request transfers in writing or by telephone. If the request is received before the earlier of (a) 4:00 p.m. Eastern Time on a Business Day, or (b) the close of the New York Stock Exchange on days that the Stock Exchange closes before 4:00 p.m., the transfer will be effective that day. Otherwise, your transfer request will be effective on the next Business Day. The telephone transfer privilege is available automatically, and does not require your written election. We will require personal identifying information to process a request for a transfer made by telephone. We will not be liable for following instructions communicated by telephone that we reasonably believe are genuine.

Your transfer request will be effective as of the close of the Business Day if we receive your transfer request before the earlier of (a) 4:00 p.m. Eastern Time on a Business Day, or (b) the close of the New York Stock Exchange on days that the Stock Exchange closes before 4:00 p.m. Otherwise, your transfer request will be effective on the next Business Day.

     Market Timers

The Contracts are not designed for professional market timing organizations or other entities using programmed and frequent transfers. If you wish to employ such strategies, you should not purchase a Contract. Accordingly, transfers may be subject to restrictions if exercised by a market timing firm or any other third party authorized to initiate transfer transactions on behalf of multiple Owners. In imposing such restrictions, we may, among other things, not accept (1) the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or (2) the transfer instructions of individual Owners who have executed preauthorized transfer forms that are submitted at the same time by market timing firms or other third parties on behalf of more than one Owner. We will not impose these restrictions unless our actions are reasonably intended to prevent the use of such transfers in a manner that will disadvantage or potentially impair the Contract rights of other Owners. If we decide not to accept a transfer request under such circumstances we will immediately notify by telephone the person placing the order.

In addition, some of the Funds have reserved the right to temporarily or permanently refuse exchange requests from the Variable Account if, in the Fund manager's judgment, a Fund would be unable to invest effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected. In particular, a pattern of exchanges that coincide with a market timing strategy may be disruptive to a Fund and therefore may be refused. Accordingly, the Variable Account may not be in a position to effectuate transfers and may refuse transfer requests without prior notice. We also reserve the right, for similar reasons, to refuse or delay exchange requests involving transfers to or from the Fixed Account.

Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates

We may reduce or waive the withdrawal charge or the annual Account Fee; credit additional amounts; grant special Guaranteed Interest Rates in certain situations; or offer other options or benefits. These situations may include sales of Contracts (1) where selling and/or maintenance costs associated with the Contracts are reduced, such as the sale of several Contracts to the same Owner, sales of large Contracts, and certain group sales, and (2) to officers, directors and employees of the Company or its affiliates, registered representatives and employees of broker-dealers with a current selling agreement with the Company and affiliates of such representatives and broker-dealers, employees of affiliated asset management firms, and persons who have retired from such positions ("Eligible Employees") and immediate family members of Eligible Employees. Eligible Employees and their immediate family members may also purchase a Contract without regard to minimum Purchase Payment requirements. For other situations in which withdrawal charges may be waived, see "Withdrawalsand Withdrawal Charge."

Optional Programs

You may participate in any of the following optional programs free of charge. Transfers made pursuant to the provisions of the following optional programs will not be charged a transfer fee, nor will such transfers count as one of the 12 free transfers per year allowed under the section entitled "Transfer Privilege."

     Dollar-Cost Averaging

Dollar-cost averaging allows you to invest gradually, over time, in up to 12 Sub-Accounts. You may select a dollar-cost averaging program at no extra charge by allocating a minimum of $1,000 to a designated Sub-Account or to a Guarantee Period we make available in connection with the program. Amounts allocated to the Fixed Account under the program will earn interest at a rate declared by the Company for the Guarantee Period you select. Previously applied amounts may not be transferred to a Guarantee Period made available in connection with this program. At regular time intervals, we will transfer the same amount automatically to one or more Sub-Accounts that you choose, up to a maximum of 12 Sub-Accounts. The program continues until your Account Value allocated to the program is depleted or you elect to stop the program. The final amount transferred from the Fixed Account will include all interest earned.

Any new allocation of a Purchase Payment to the program will be treated as commencing a new dollar-cost averaging program and is subject to the $1,000 minimum.

The main objective of a dollar-cost averaging program is to minimize the impact of short-term price fluctuations on Account Value. In general, since you transfer the same dollar amount to the variable investment options at set intervals, dollar-cost averaging allows you to purchase more Variable Accumulation Units (and, indirectly, more Fund shares) when prices are low and fewer Variable Accumulation Units (and, indirectly, fewer Fund shares) when prices are high. Therefore, you may achieve a lower average cost per Variable Accumulation Unit over the long term. A dollar-cost averaging program allows you to take advantage of market fluctuations. However, it is important to understand that a dollar-cost averaging program does not assure a profit or protect against loss in a declining market. We do not allow transfers into any of the Guarantee Periods.

     Portfolio Selection Program

One or more portfolio selection programs may be available in connection with the Contracts, at no extra charge. Portfolio selection is the process of investing in different asset classes -- such as equity funds, fixed income funds, and money market funds -- depending on your personal investment goals, tolerance for risk, and investment time horizon. By spreading your money among a variety of asset classes, you may be able to reduce the risk and volatility of investing, although there are no guarantees, and portfolio selection does not insure a profit or protect against loss in a declining market.

Currently, you may select one of the available portfolio selection models, each of which represents a combination of Sub-Accounts with a different level of risk. These portfolio selection models, as well as the terms and conditions of the portfolio selection program, are fully described in a separate brochure. We may add or delete such programs in the future.

If you elect a portfolio selection program, we will automatically allocate your Purchase Payments among the Sub-Accounts represented in the model you choose. By electing a portfolio selection program, you thereby authorize us to automatically reallocate your investment options, as determined by the terms of the portfolio selection program, to reflect the current composition of the model you have selected, without further instruction, until we receive notification that you wish to terminate the program or choose a different model.

     Systematic Withdrawal Program

If you have an Account Value of $10,000 or more, you may select our Systematic Withdrawal Program.

Under this program, you determine the amount and frequency of regular withdrawals you would like to receive from your Fixed Account Value and/or Variable Account Value and we will effect them automatically. The withdrawals under this program may be subject to surrender charges. They may also be included as income and subject to a 10% federal tax penalty as well as charges applicable on withdrawal. You should consult your tax adviser before choosing this option.

You may change or stop this program at any time, by written notice to us or other means approved by us.

     Portfolio Rebalancing Program

Under the Portfolio Rebalancing Program, we transfer funds among all Sub-Accounts to maintain the percentage allocation you have selected among these Sub-Accounts. At your election, we will make these transfers on a quarterly, semi-annual or annual basis.

WITHDRAWALS AND WITHDRAWAL CHARGE

Cash Withdrawals

     Requesting a Withdrawal

At any time during the Accumulation Phase, you may withdraw in cash all or any portion of your Account Value. To make a withdrawal, you must send us a written request at our Annuity Service Address. Your request must specify whether you want to withdraw the entire amount of your Account or, if less, the amount you wish to receive.

All withdrawals may be subject to a withdrawal charge (see "Withdrawal Charge") Upon request, we will notify you of the amount we would pay in the event of a full withdrawal. Withdrawals also may have adverse income tax consequences, including a 10% penalty tax (see "Tax Considerations"). You should carefully consider these tax consequences before requesting a cash withdrawal.

     Full Withdrawals

If you request a full withdrawal, we calculate the amount we will pay you as follows: we start with the total value of your Account at the end of the Valuation Period during which we receive your withdrawal request; we deduct the Account Fee for the Contract Year in which the withdrawal is made;; and finally, we calculate and then deduct any applicable withdrawal charge.

A full withdrawal results in the surrender of your Contract, and cancellation of all rights and privileges under your Contract.

     Partial Withdrawals

If you request a partial withdrawal, we will pay you the actual amount specified in your request and then reduce the value of your Account by the total of the amount paid and any applicable withdrawal charge.

You may specify the amount you want withdrawn from each Sub-Account and/or Guarantee Amount to which your Account is allocated. If you do not so specify, we will deduct the total amount you request pro rata, based on your Account Value at the end of the Valuation Period during which we receive your request.

If you request a partial withdrawal that would result in your Account Value being reduced to an amount less than the Account Fee for the Contract Year in which you make the withdrawal, we will treat it as a request for a full withdrawal.

     Time of Payment

We will pay you the applicable amount of any full or partial withdrawal within 7 days after we receive your withdrawal request, except in cases where we are permitted, and choose, to defer payment under the Investment Company Act of 1940 and New York state insurance law. Currently, we may defer payment of amounts you withdraw from the Variable Account only for the following periods:
-	When the New York Stock Exchange is closed (except weekends and holidays) or when trading on the New York Stock Exchange is restricted;

-	When it is not reasonably practical to dispose of securities held by a Fund or to determine the value of the net assets of a Fund, because an emergency exists; or

-	When an SEC order permits us to defer payment for the protection of Owners.

We also may defer payment of amounts you withdraw from the Fixed Account for up to 6 months from the date we receive your withdrawal request. We do not pay interest on the amount of any payments we defer.

     Withdrawal Restrictions for Qualified Plans

If your Contract is a Qualified Contract, you should carefully check the terms of your retirement plan for limitations and restrictions on cash withdrawals.

Special restrictions apply to withdrawals from Contracts used for Section 403(b) annuities (see "Tax Considerations -- Tax-Sheltered Annuities").

Withdrawal Charge

We do not deduct any sales charge from your Purchase Payments when they are made. However, we may impose a withdrawal charge (known as a "contingent deferred sales charge") on certain amounts you withdraw. We impose this charge to defray some of our expenses related to the sale of the Contracts, such as commissions we pay to agents, the cost of sales literature, and other promotional costs and transaction expenses.

     Free Withdrawal Amount

In each Contract Year you may withdraw a portion of your Account Value -- which we call the "free withdrawal amount" -- before incurring the withdrawal charge.

The "free withdrawal amount" is equal to 10% of the amount of all Purchase Payments you have made. After the fourth Contract Anniversary, any amount you withdraw is free of withdrawal charges.

The "free withdrawal amount" that you do not use in an Contract Year is not cumulative. In other words, it will not be carried forward or available for use in future Contract Years.

For an example of how we calculate the "free withdrawal amount," see Appendix B.

     Withdrawal Charge on Purchase Payments

If you withdraw more than the free withdrawal amount in any Contract Year, we consider the excess amount to be withdrawn first from Payments that you have not previously withdrawn. We impose the withdrawal charge on the amount of these Payments. Thus, the maximum amount on which we will impose the withdrawal charge in any year will never be more than the total of all Payments that you have not previously withdrawn.

The amount of your withdrawal, if any, that exceeds the total of the free withdrawal amount plus the aggregate amount of all Payments not previously withdrawn, is not subject to the withdrawal charge.

     Order of Withdrawal

When you make a withdrawal, we consider the free withdrawal amount to be withdrawn first. We consider Purchase Payments that you have not already withdrawn (beginning with the oldest remaining Purchase Payment) to be withdrawn next. Once all Purchase Payments are withdrawn, the balance withdrawn is considered to be earnings and is not subject to a withdrawal charge.

     Calculation of Withdrawal Charge

We calculate the amount of the withdrawal charge by multiplying the amount you withdraw by a percentage. As set forth below, the percentage decreases according to the number of complete Contract Years since your Issue Date. After your fourth Account Anniversary, any amount you withdraw is free of withdrawal charges.

Number of
Contract Years
Since Your	Withdrawal
Issue Date	Charge
0-1	8%
1-2	8%
2-3	7%
3-4	6%
4 or more	0%

The withdrawal charge will never be greater than 8% of the excess of your Account Value over the "free withdrawal amount," as defined above.

For additional examples of how we calculate withdrawal charges, see Appendix B.

Types of Withdrawals not Subject to Withdrawal Charge

     Minimum Distributions

For each Qualified Contract, the free withdrawal amount in any Contract Year will be the greater of the free withdrawal amount described above or any amounts required to be withdrawn to comply with the minimum distribution requirement of the Internal Revenue Code. This waiver of the withdrawal charge applies only to the portion of the required minimum distribution attributable to that Qualified Contract.

     Other Withdrawals

We do not impose the withdrawal charge on amounts you apply to provide an annuity, amounts we pay as a death benefit, or amounts you transfer among the Sub-Accounts, between the Sub-Accounts and the Fixed Account, or within the Fixed Account.

CONTRACT CHARGES

Account Fee

During the Accumulation Phase of your Contract, we will deduct from your Account an annual Account Fee of $50 to help cover the administrative expenses we incur related to the issuance of Contracts and the maintenance of Accounts. We deduct the Account Fee on each Contract Anniversary. We deduct the Account Fee pro rata from each Sub-Account and each Guarantee Period, based on the allocation of your Account Value on your Contract Anniversary.

We will not charge the Account Fee if:
(1)	your Account has been allocated only to the Fixed Account during the applicable Contract Year; or

(2)	your Account Value is $100,000 or more on your Contract Anniversary.

If you make a full withdrawal of your Account, we will deduct the full amount of the Account Fee at the time of the withdrawal. In addition, on the Annuity Commencement Date we will deduct a pro rata portion of the Account Fee to reflect the time elapsed between the last Contract Anniversary and the day before the Annuity Commencement Date.

After the Annuity Commencement Date, we will deduct an annual Account Fee of $50 in the aggregate in equal amounts from each Variable Annuity payment we make during the year. We do not deduct any Account Fee from Fixed Annuity payments.

Administrative Expense Charge and Distribution Fee

We deduct an administrative expense charge from the assets of the Variable Account at an annual effective rate equal to 0.15% during both the Accumulation Phase and the Income Phase. This charge is designed to reimburse us for expenses we incur in administering the Contracts, Owner Accounts and the Variable Account that are not covered by the annual Account Fee.

We also deduct a distribution fee from the assets of the Variable Account at an effective annual rate equal to 0.20% during both the Accumulation Phase and the Income Phase. This charge is designed to reimburse us for the expenses associated with distributing and issuing the Contracts.

Mortality and Expense Risk Charge

During both the Accumulation Phase and the Income Phase, we deduct a mortality and expense risk charge from the assets of the Variable Account at an effective annual rate equal to 1.30%, if you are age 75 or younger on the Open Date (1.50%, if you are age 76 or older on the Open Date). If your initial Purchase Payments or Account Value exceeds $1 million on your Account Anniversary, an amount equal to 0.15% of your Account Value will be credited to your Account on that date and on every subsequent Account Anniversary during the Accumulation Phase. (This credit is paid out of our general account and is the result of cost savings realized on larger sized Contracts.) The mortality risk we assume arises from our contractual obligation to continue to make annuity payments to each Annuitant, regardless of how long the Annuitant lives and regardless of how long all Annuitants as a group live. This obligation assures each Annuitant that neither the longevity of fellow Annuitants nor an improvement in life expectancy generally will have an adverse effect on the amount of any annuity payment received under the Contract. The mortality risk also arises from our contractual obligation to pay a death benefit upon the death of the Owner prior to the Annuity Commencement Date. The expense risk we assume is the risk that the annual Account Fee, the administrative expense charge, and the distribution fee we assess under the Contract may be insufficient to cover the actual total administrative expenses we incur. If the amount of the charge is insufficient to cover the mortality and expense risks, we will bear the loss. If the amount of the charge is more than sufficient to cover the risks, we will make a profit on the charge. We may use this profit for any proper corporate purpose, including the payment of marketing and distribution expenses for the Contract.

Charges for Optional Death Benefit Rider

If you elect the optional death benefit rider, we will deduct, during the Accumulation Phase, a charge from the assets of the Variable Account equal to 0.20% of the average daily value of your Contract.

Premium Taxes

In New York there is no premium tax. However, if an Owner or Payee is not a New York State resident, a premium tax may be imposed, depending upon where the Owner or Payee resides. We believe that the amounts of applicable premium taxes currently range from 0% to 3.5%. You should consult a tax adviser to find out if you could be subject to a premium tax and the amount of any tax.

In order to reimburse us for the premium tax we may pay on Purchase Payments, our policy is to deduct the amount of such taxes from the amount you apply to provide an annuity at the time of annuitization. However, we reserve the right to deduct the amount of any applicable tax from your Account at any time, including at the time you make a Purchase Payment or make a full or partial withdrawal. We do not make any profit on the deductions we make to reimburse premium taxes.

Fund Expenses

There are fees and charges deducted from each Fund. These fees and expenses are described in the Fund prospectuses and related Statements of Additional Information.

DEATH BENEFIT

If the Owner dies during the Accumulation Phase, we may pay a death benefit to your Beneficiary, using the payment method elected (a single cash payment or one of our Annuity Options). If the Beneficiary is not living on the date of death of the Owner, we may pay the death benefit to the surviving Owner, if any, or, if there is no Owner, in one sum to your estate. We do not pay a death benefit if the Owner dies during the Income Phase. However, the Beneficiary will receive any annuity payments provided under an Annuity Option that is in effect. If your Contract names more than one Owner, we will pay the death benefit upon the first death of such Owners.

Amount of Death Benefit

To calculate the amount of the death benefit, we use a "Death Benefit Date." The Death Benefit Date is the date we receive Due Proof of Death of the Owner in an acceptable form, if you have elected a death benefit payment method before the death of the Owner and it remains in effect. Otherwise, the Death Benefit Date is the later of the date we receive Due Proof of Death or the date we receive the Beneficiary's election of either payment method or, if the Beneficiary is your spouse, Contract continuation. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, we reserve the right to provide a lump sum to your Beneficiary.

The amount of the death benefit is determined as of the Death Benefit Date.

The Basic Death Benefit

In general the death benefit will be the greater of the following amounts:
1.	Your Account Value for the Valuation Period during which the Death Benefit Date occurs;

2.	Your total Adjusted Purchase Payments (Purchase Payments adjusted for partial withdrawals as described in "Calculating the Death Benefit") as of the Death Benefit Date.

For examples of how to calculate this basic death benefit, see Appendix C.

Optional Death Benefit Rider

You may enhance the "Basic Death Benefit" by electing one an optional death benefit rider known as the Maximum Anniversary Account Value Rider ("MAV"). You must make your election on or before the date on which or before your Contract becomes effective. You will pay a charge for the optional death benefit rider. (For a description of the charge, see "Charges for Optional Death Benefit Rider.") The rider is available only if you are younger than 80 on your Open Date. The optional death benefit election may not be changed after the Contract's Issue Date. The death benefit under the optional death benefit rider will be adjusted for all partial withdrawals as described in the Prospectus under the heading "Calculating the Death Benefit."

Under the MAV, the death benefit will be the greater of:
-	the amount payable under basic death benefit (above), or

-

your Highest Account Value on any Contract Anniversary before the Owner's 81st birthday, adjusted for any subsequent Purchase Payments and partial withdrawals made between that Contract Anniversary and the Death Benefit Date.

In determining the Highest Account Value, on the second and each subsequent Contract Anniversary, the current Account Value is compared to the previous Highest Account Value, adjusted for any Purchase Payments and partial withdrawals made during the Contract Year ending on that Contract Anniversary. If the current Account Value exceeds the adjusted Highest Account Value, the current Account Value will become the new Highest Anniversary Account Value.

Spousal Continuance

If your spouse is your sole Beneficiary, upon your death your spouse may elect to continue the Contract as the Owner, rather than receive the death benefit amount. In that case, we will not pay a death benefit, but the Contract's Account Value will be equal to your Contract's death benefit amount, as defined under the "Basic Death Benefit" or any optional death benefit rider you have selected. All Contract provisions, including any optional death benefit rider you have selected, will continue as if your spouse had purchased the Contract on the Death Benefit Date with a deposit equal to the death benefit amount. For purposes of calculating death benefits and expenses from that date forward, your spouse's age on the original effective date of the Contract will be used. Upon surrender or annuitization, this step-up to the spouse will not be treated as premium, but will be treated as income.

Calculating the Death Benefit

In calculating the death benefit amount payable under option (2) of the "Basic Death Benefit" or under the optional death benefit rider, any partial withdrawals will reduce the death benefit amount to an amount equal to the death benefit amount immediately before the withdrawal multiplied by the ratio of the Account Value immediately after the withdrawal to the Account Value immediately before the withdrawal.

If the death benefit is the amount payable under options (2) of the "Basic Death Benefit" or under the optional death benefit rider, your Account Value may be increased by the excess, if any, of that amount over option (1) of the "Basic Death Benefit." Any such increase will be allocated to the Sub-Accounts in proportion to your Account Value in those Sub-Accounts on the Death Benefit Date. Such increase will be made only if the Beneficiary elects to annuitize, elects to defer annuitization, or elects to continue the Contract. Also, any portion of this new Account Value attributed to the Fixed Account will be transferred to the available Money Market Fund investment option.

Method of Paying Death Benefit

The death benefit may be paid in a single cash payment or as an annuity (either fixed, variable or a combination), under one or more of our Annuity Options. We describe the Annuity Options in this Prospectus under "The Income Phase -- Annuity Provisions."

During the Accumulation Phase, you may elect the method of payment for the death benefit. If no such election is in effect on the date of your death, the Beneficiary may elect either a single cash payment or an annuity. If the Beneficiary is your spouse, the Beneficiary may elect to continue the Contract. These elections are made by sending us at our Service Address a completed election form, which we will provide. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, the Beneficiary shall be deemed to have elected to defer receipt of payment under any death benefit option until a written election is submitted to the Company or a distribution is required by law.

If we pay the death benefit in the form of an Annuity Option, the Beneficiary becomes the Annuitant/Payee under the terms of that Annuity Option.

Non-Qualified Contracts

If your Contract is a Non-Qualified Contract, special distribution rules apply to the payment of the death benefit. The amount of the death benefit must be distributed either (1) as a lump sum within 5 years after your death, or (2) if in the form of an annuity, over a period not greater than the life or expected life of the "designated beneficiary" within the meaning of Section 72(s) of the Internal Revenue Code, with payments beginning no later than one year after your death.

The person you have named as Beneficiary under your Contract, if any, will be the "designated beneficiary." If the named Beneficiary is not living and no contingent beneficiary has been named, the surviving Owner, if any, or the estate of the deceased Owner automatically becomes the designated beneficiary.

If the designated beneficiary is your surviving spouse, your spouse may continue the Contract in his or her own name as Owner. To make this election, your spouse must give us written notification within 60 days after we receive Due Proof of Death. The special distribution rules will then apply on the death of your spouse. To understand what happens when your spouse continues the Contract, see "Spousal Continuance," above.

During the Income Phase, if the Annuitant dies, the remaining value of the Annuity Option in place must be distributed at least as rapidly as the method of distribution under that option.

If the Owner is not a natural person, these distribution rules apply upon the death or removal of any Annuitant.

Payments made in contravention of these special rules would adversely affect the treatment of the Contracts as annuity contracts under the Internal Revenue Code. Neither you nor the Beneficiary may exercise rights that would have that effect.

Selection and Change of Beneficiary

You select your Beneficiary in your Application. You may change your Beneficiary at any time by sending us written notice on our required form, unless you previously made an irrevocable Beneficiary designation. A new Beneficiary designation is not effective until we record the change.

Payment of Death Benefit

Payment of the death benefit in cash will be made within 7 days of the Death Benefit Date, except if we are permitted to defer payment in accordance with the Investment Company Act of 1940. If an Annuity Option is elected, the Annuity Commencement Date will be the first day of the second calendar month following the Death Benefit Date, and your Account will remain in effect until the Annuity Commencement Date.

THE INCOME PHASE - ANNUITY PROVISIONS

During the Income Phase, we make regular monthly annuity payments to the Annuitant.

The Income Phase of your Contract begins with the Annuity Commencement Date. On that date, we apply your Account Value, adjusted as described below, under the Annuity Option(s) you have selected, and we make the first annuity payment.

Once the Income Phase begins, no lump sum settlement option or cash withdrawals are permitted, except pursuant to Annuity Option D, Monthly Payments for a Specified Period Certain, as described below under the heading "Annuity Options," and you cannot change the Annuity Option selected. You may request a full withdrawal before the Annuity Commencement Date, which will be subject to all charges applicable on withdrawals (see "Withdrawals, Withdrawal Charge and Market Value Adjustment").

Selection of Annuitant(s)

You select the Annuitant in your Application. The Annuitant is the person who receives annuity payments during the Income Phase and on whose life these payments are based. In your Contract, the Annuity Options refer to the Annuitant as the "Payee." If you name someone other than yourself as Annuitant and the Annuitant dies before the Income Phase, you become the Annuitant.

When an Annuity Option has been selected as the method of paying the death benefit, the Beneficiary is the Payee of the annuity payments.

Selection of the Annuity Commencement Date

You select the Annuity Commencement Date in your Application. The following restrictions apply to the date you may select:
-	The earliest possible Annuity Commencement Date is the first day of the second month following your Issue Date.

-

The latest possible Annuity Commencement Date is the first day of the month following the Annuitant's 95th birthday. If there is a Co-Annuitant, the Annuity Commencement Date applies to the younger of the Annuitant and Co-Annuitant.

-	The Annuity Commencement Date must always be the first day of a month.

You may change the Annuity Commencement Date from time to time by sending us written notice, with the following additional limitations:
-	We must receive your notice at least 30 days before the current Annuity Commencement Date.

-	The new Annuity Commencement Date must be at least 30 days after we receive the notice.

There may be other restrictions on your selection of the Annuity Commencement Date imposed by your retirement plan or applicable law. In most situations, current law requires that for a Qualified Contract, certain minimum distributions must commence no later than April 1 following the year the Annuitant reaches age 70 1/2 (or, for Qualified Contracts other than IRAs, no later than April 1 following the year the Annuitant retires, if later than the year the Annuitant reaches age 70 1/2).

Annuity Options

We offer the following Annuity Options for payments during the Income Phase. Each Annuity Option may be selected for a Variable Annuity, a Fixed Annuity, or a combination of both. We may also agree to other settlement options, at our discretion.

     Annuity Option A - Life Annuity

We provide monthly payments during the lifetime of the Annuitant. Annuity payments stop when the Annuitant dies. There is no provision for continuation of any payments to a Beneficiary.

     Annuity Option B - Life Annuity with 60, 120, 180 or 240 Monthly Payments Certain

We make monthly payments during the lifetime of the Annuitant. In addition, we guarantee that the Beneficiary will receive monthly payments for the remainder of the period certain, if the Annuitant dies during that period. The election of a longer period results in smaller monthly payments. If no Beneficiary is designated, we pay the discounted value of the remaining payments in one sum to the Annuitant's estate. The Beneficiary may also elect to receive the discounted value of the remaining payments in one sum. The discount rate for a Variable Annuity will be the assumed interest rate in effect; the discount rate for a Fixed Annuity will be based on the interest rate we used to determine the amount of each payment.

     Annuity Option C - Joint and Survivor Annuity

We make monthly payments during the lifetime of the Annuitant and another person you designate and during the lifetime of the survivor of the two. We stop making payments when the last survivor dies. There is no provision for continuance of any payments to a Beneficiary.

     Annuity Option D - Monthly Payments for a Specified Period Certain

We make monthly payments for a specified period of time from 5 to 30 years, as you elect. If payments under this option are paid on a variable annuity basis, the Annuitant may elect to receive, in one sum, at any time, some or all of the discounted value of the remaining payments, less any applicable withdrawal charge; the discount rate for this purpose will be the assumed interest rate in effect. If the Annuitant dies during the period selected, the remaining income payments are made as described under Annuity Option B. The election of this Annuity Option may result in the imposition of a penalty tax. The 5, 6, 7, 8 and 9-year periods certain are not available if your Account has been issued within the past 4 years.

Selection of Annuity Option

You select one or more of the Annuity Options, which you may change from time to time during the Accumulation Phase, as long as we receive your selection or change in writing at least 30 days before the Annuity Commencement Date. If we have not received your written selection on the 30th day before the Annuity Commencement Date, you will receive Annuity Option B, for a life annuity with 120 monthly payments certain.

You may specify the proportion of your Adjusted Account Value you wish to provide a Variable Annuity or a Fixed Annuity. Under a Variable Annuity, the dollar amount of payments will vary, while under a Fixed Annuity, the dollar amount of payments will remain the same. If you do not specify a Variable Annuity or a Fixed Annuity, your Adjusted Account Value will be divided between Variable Annuities and Fixed Annuities in the same proportions as your Account Value was divided between the Variable and Fixed Accounts on the Annuity Commencement Date. You may allocate your Adjusted Account Value applied to a Variable Annuity among the Sub-Accounts, or we will use your existing allocations.

There may be additional limitations on the options you may elect under your particular retirement plan or applicable law.

Remember that the Annuity Options may not be changed once annuity payments begin.

Amount of Annuity Payments

     Adjusted Account Value

The Adjusted Account Value is the amount we apply to provide a Variable Annuity and/or a Fixed Annuity. We calculate Adjusted Account Value by taking your Account Value on the Business Day just before the Annuity Commencement Date and making the following adjustments:
-	We deduct a proportional amount of the Account Fee, based on the fraction of the current Contract Year that has elapsed.

-	We deduct any applicable premium tax or similar tax if not previously deducted.

     Variable Annuity Payments

On the Annuity Commencement Date, we will exchange your Account's Variable Annuity Units for annuitization units which have annual insurance charges of 1.65% of your average daily net assets, regardless of your age on the Issue Date. Variable Annuity payments may vary each month. We determine the dollar amount of the first payment using the portion of your Adjusted Account Value applied to a Variable Annuity and the Annuity Payment Rates in your Contract, which are based on an assumed interest rate of 3% per year, compounded annually. See "Annuity Payment Rates."

To calculate the remaining payments, we convert the amount of the first payment into Annuity Units for each Sub-Account; we determine the number of those Annuity Units by dividing the portion of the first payment attributable to the Sub-Account by the Annuity Unit Value of that Sub-Account for the Valuation Period ending just before the Annuity Commencement Date. This number of Annuity Units for each Sub-Account will remain constant (unless the Annuitant requests an exchange of Annuity Units). However, the dollar amount of the next Variable Annuity payment -- which is the sum of the number of Annuity Units for each Sub-Account times its Annuity Unit Value for the Valuation Period ending just before the date of the payment -- will increase, decrease, or remain the same, depending on the net investment return of the Sub-Accounts.

If the net investment return of the Sub-Accounts selected is the same as the assumed interest rate of 3%, compounded annually, the payments will remain level. If the net investment return exceeds the assumed interest rate, payments will increase and, conversely, if it is less than the assumed interest rate, payments will decrease.

Please refer to the Statement of Additional Information for more information about calculating Variable Annuity Units and Variable Annuity payments, including examples of these calculations.

     Fixed Annuity Payments

Fixed Annuity payments are the same each month. We determine the dollar amount of each Fixed Annuity payment using the fixed portion of your Adjusted Account Value and the applicable Annuity Payment Rates. These will be either (1) the rates in your Contract, or (2) new rates we have published and are using on the Annuity Commencement Date, if they are more favorable. See "Annuity Payment Rates."

     Minimum Payments

If your Adjusted Account Value is less than $2,000, or the first annuity payment for any Annuity Option is less than $20, we will pay the Adjusted Account Value to the Annuitant in one payment.

Exchange of Variable Annuity Units

During the Income Phase, the Annuitant may exchange Annuity Units in one Sub-Account for Annuity Units in another Sub-Account, up to 12 times each Contract Year. To make an exchange, the Annuitant sends us, at our Annuity Service Address, a written request stating the number of Annuity Units in the Sub-Account he or she wishes to exchange and the new Sub-Account for which Annuity Units are requested. The number of new Annuity Units will be calculated so the dollar amount of an annuity payment on the date of the exchange would not be affected. To calculate this number, we use Annuity Unit values for the Valuation Period during which we receive the exchange request.

Before exchanging Annuity Units in one Sub-Account for those in another, the Annuitant should carefully review the relevant Fund prospectuses for the investment objectives and risk disclosure of the Funds in which the Sub-Accounts invest.

During the Income Phase, we permit only exchanges among Sub-Accounts. No exchanges to or from a Fixed Annuity are permitted.

Account Fee

During the Income Phase, we deduct the annual Account Fee of $50 in equal amounts from each Variable Annuity payment. We do not deduct the annual Account Fee from Fixed Annuity payments.

Annuity Payment Rates

The Contracts contain Annuity Payment Rates for each Annuity Option described in this Prospectus. The rates show, for each $1,000 applied, the dollar amount of (a) the first monthly Variable Annuity payment based on the assumed interest rate specified in the applicable Contract (3% per year, compounded annually), and (b) the monthly Fixed Annuity payment, when this payment is based on the minimum guaranteed interest rate specified in the Contract.

The Annuity Payment Rates may vary according to the Annuity Option elected and the adjusted age of the Annuitant. The Contracts also describe the method of determining the adjusted age of the Annuitant. The mortality table used in determining the Annuity Payment Rates for Annuity Options A, B and C is the Annuity 2000 Table.

Annuity Options as Method of Payment for Death Benefit

You or your Beneficiary may also select one or more Annuity Options to be used in the event of the Owner's death before the Income Phase, as described under the "Death Benefit" section of this Prospectus. In that case, your Beneficiary will be the Annuitant. The Annuity Commencement Date will be the first day of the second month beginning after the Death Benefit Date.

OTHER CONTRACT PROVISIONS

Exercise of Contract Rights

A Contract belongs to the individual to whom the Contract is issued. All Contract rights and privileges can be exercised without the consent of the Beneficiary (other than an irrevocably designated Beneficiary) or any other person. Such rights and privileges may be exercised only during the lifetime of the Annuitant before the Annuity Commencement Date, except as the Contract otherwise provides.

The Annuitant becomes the Payee on and after the Annuity Commencement Date. The Beneficiary becomes the Payee on the death of the Owner prior to the Annuity Commencement Date, or on the death of the Annuitant after the Annuity Commencement Date. Such Payee may thereafter exercise such rights and privileges, if any, of ownership which continue.

Change of Ownership

Ownership of a Qualified Contract may not be transferred except to: (1) the Annuitant; (2) a trustee or successor trustee of a pension or profit sharing trust which is qualified under Section 401 of the Internal Revenue Code; (3) the employer of the Annuitant, provided that the Qualified Contract after transfer is maintained under the terms of a retirement plan qualified under Section 403(a) of the Internal Revenue Code for the benefit of the Annuitant; (4) the trustee or custodian of an individual retirement account plan qualified under Section 408 of the Internal Revenue Code for the benefit of the Owner; or (5) as otherwise permitted from time to time by laws and regulations governing the retirement or deferred compensation plans for which a Qualified Contract may be issued. Subject to the foregoing, a Qualified Contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than the Company.

The Owner of a Non-Qualified Contract may change the ownership of the Contract prior to the Annuity Commencement Date. A change of ownership will not be binding on us until we receive written notification. When we receive such notification, the change will be effective as of the date on which the request for change was signed by the Owner, but the change will be without prejudice to us on account of any payment we make or any action we take before receiving the change. If you change the Owner of a Non-Qualified Contract, you will become immediately liable for the payment of taxes on any gain realized under the Contract prior to the change of ownership, including possible liability for a 10% federal excise tax.

Change of ownership will not change the Owner named when the Contract is issued. This means that all death benefits and surrender charge waivers will continue to be based on the Owner and not the Owner. The amount payable on the death of the new Owner will be the Surrender Value.

Voting of Fund Shares

We will vote Fund shares held by the Sub-Accounts at meetings of shareholders of the Funds or in connection with similar solicitations, according to the voting instructions received from persons having the right to give voting instructions. During the Accumulation Phase, you will have the right to give voting instructions, except in the case of a Group Contract where the Owner has reserved this right. During the Income Phase, the Payee -- that is the Annuitant or Beneficiary entitled to receive benefits -- is the person having such voting rights. We will vote any shares attributable to us and Fund shares for which no timely voting instructions are received in the same proportion as the shares for which we receive instructions from Owners and Payees, as applicable.

Neither the Variable Account nor the Company is under any duty to provide information concerning the voting instruction rights of persons who may have such rights under plans, other than rights afforded by the Investment Company Act of 1940, or any duty to inquire as to the instructions received or the authority of Owners or others, as applicable, to instruct the voting of Fund shares. Except as the Variable Account or the Company has actual knowledge to the contrary, the instructions given by Owners and Payees will be valid as they affect the Variable Account, the Company and any others having voting instruction rights with respect to the Variable Account.

All Fund proxy material, together with an appropriate form to be used to give voting instructions, will be provided to each person having the right to give voting instructions at least 10 days prior to each meeting of the shareholders of the Funds. We will determine the number of Fund shares as to which each such person is entitled to give instructions as of the record date set by the Fund for such meeting, which is expected to be not more than 90 days prior to each such meeting. Prior to the Annuity Commencement Date, the number of Fund shares as to which voting instructions may be given to the Company is determined by dividing the value of all of the Variable Accumulation Units of the particular Sub-Account credited to the Owner Account by the net asset value of one Fund share as of the same date. On or after the Annuity Commencement Date, the number of Fund shares as to which such instructions may be given by a Payee is determined by dividing the reserve held by the Company in the Sub-Account with respect to the particular Payee by the net asset value of a Fund share as of the same date. After the Annuity Commencement Date, the number of Fund shares as to which a Payee is entitled to give voting instructions will generally decrease due to the decrease in the reserve.

Periodic Reports

During the Accumulation Period we will send you,at least once during each Contract Year, a statement showing the number, type and value of Accumulation Units credited to your Account and the Fixed Accumulation Value of your Account, which statement shall be accurate as of a date not more than 2 months previous to the date of mailing. These periodic statements contain important information concerning your transactions with respect to your Contract. It is your obligation to review each such statement carefully and to report to us, at the address or telephone number provided on the statement, any errors or discrepancies in the information presented therein within 60 days of the date of such statement. Unless we receive notice of any such error or discrepancy from you within such period, we may not be responsible for correcting the error or discrepancy.

In addition, every person having voting rights will receive such reports or prospectuses concerning the Variable Account and the Funds as may be required by the Investment Company Act of 1940 and the Securities Act of 1933. We will also send such statements reflecting transactions in your Account as may be required by applicable laws, rules and regulations.

Upon request, we will provide you with information regarding variable and fixed accumulation values.

Substitution of Securities

Shares of any or all Funds may not always be available for investment under the Contract. We may add or delete Funds or other investment companies as variable investment options under the Contract. We may also substitute for the shares held in any Sub-Account shares of another Fund or shares of another registered open-end investment company or unit investment trust, provided that the substitution has been approved, if required, by the SEC and the Superintendent of Insurance of the State of New York. In the event of any substitution pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the substitution.

Change in Operation of Variable Account

At our election and subject to any necessary vote by persons having the right to give instructions with respect to the voting of Fund shares held by the Sub-Accounts, the Variable Account may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under the Investment Company Act of 1940 in the event registration is no longer required. Deregistration of the Variable Account requires an order by the SEC. In the event of any change in the operation of the Variable Account pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the change and take such other action as may be necessary and appropriate to effect the change.

Splitting Units

We reserve the right to split or combine the value of Variable Accumulation Units, Annuity Units or any of them. In effecting any such change of unit values, strict equity will be preserved and no change will have a material effect on the benefits or other provisions of the Contract.

Modification

Upon notice to the Owner (or the Payee(s) during the Income Phase), we may modify the Contract if such modification: (i) is necessary to make the Contract or the Variable Account comply with any law or regulation issued by a governmental agency to which the Company or the Variable Account is subject; (ii) is necessary to assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or annuity contracts; (iii) is necessary to reflect a change in the operation of the Variable Account or the Sub-Account(s) (see "Change in Operation of Variable Account"); (iv) provides additional Variable Account and/or fixed accumulation options; or (v) as may otherwise be in the best interests of Ownersor Payees, as applicable. In the event of any such modification, we may make appropriate endorsement in the Contract to reflect such modification.

Reservation of Rights

We reserve the right, to the extent permitted by law, to: (1) combine any 2 or more variable accounts; (2) add or delete Funds, sub-series thereof or other investment companies and corresponding Sub-Accounts; (3) add or remove Guarantee Periods available at any time for election by an Owner; and (4) restrict or eliminate any of the voting rights of Owners or other persons who have voting rights as to the Variable Account. Where required by law, we will obtain approval of changes from Owners or any appropriate regulatory authority. In the event of any change pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the change.

Right to Return

If you are not satisfied with your Contract, you may return it by mailing or delivering it to us at our Annuity Service Address, as shown on the cover of this Prospectus, within 10 days after it was delivered to you. When we receive the returned Contract, it will be cancelled and we will refund to you your Account Value.

If applicable state law requires, we will return the full amount of any Purchase Payment(s) we received. State law may also require us to give you a longer "free look" period or allow you to return the Contract to your sales representative.

If you are establishing an Individual Retirement Account ("IRA"), the Internal Revenue Code requires that we give you a disclosure statement containing certain information about the Contract and applicable legal requirements. We must give you this statement on or before the date the IRA is established. If we give you the disclosure statement before the seventh day preceding the date the IRA is established, you will not have any right of revocation under the Code. If we give you the disclosure statement at a later date, then you may give us a notice of revocation at any time within 7 days after your Issue Date. Upon such revocation, we will refund your Purchase Payment(s). This right of revocation with respect to an IRA is in addition to the return privilege set forth in the preceding paragraph. We allow an Owner establishing an IRA a "ten day free-look," notwithstanding the provisions of the Internal Revenue Code.

TAX CONSIDERATIONS

This section provides general information on the federal income tax consequences of ownership of a Contract based upon our understanding of current federal tax laws. Actual federal tax consequences will vary depending on, among other things, the type of retirement plan under which your Contract is issued. Also, legislation altering the current tax treatment of annuity contracts could be enacted in the future and could apply retroactively to Contracts that were purchased before the date of enactment. We make no attempt to consider any applicable federal estate, federal gift, state, or other tax laws. We also make no guarantee regarding the federal, state, or local tax status of any Contract or any transaction involving any Contract. You should consult a qualified tax professional for advice before purchasing a Contract or executing any other transaction (such as a rollover, distribution, withdrawal or payment) involving a Contract.

Deductibility of Purchase Payments

For federal income tax purposes, Purchase Payments made under Non-Qualified Contracts are not deductible. Under certain circumstances, Purchase Payments made under Qualified Contracts may be excludible or deductible from taxable income. Any such amounts will also be excluded from the "investment in the contract" for purposes of determining the taxable portion of any distributions from a Qualified Contract.

Pre-Distribution Taxation of Contracts

Generally, an increase in the value of a Contract will not give rise to a current income tax liability to the Owner of a Contract or to any payee under the Contract until a distribution is received from the Contract. However, certain assignments or pledges of a Contract or loans under a Contract will be treated as distributions to the Owner of the Contract and will accelerate the taxability of any increases in the value of a Contract.

Also, corporate (or other non-natural person) Owners of a Non-Qualified Contract will generally incur a current tax liability on Account Value increases. There are certain exceptions to this current taxation rule, including: (i) any Contract that is an "immediate annuity", which the Internal Revenue Code (the "Code") defines as a single premium contract with an annuity commencement date within one year of the date of purchase which provides for a series of substantially equal periodic payments (to be made not less frequently than annually) during the annuity period, and (ii) any Contract that the non-natural person holds as agent for a natural person (such as where a bank or other entity holds a Contract as trustee under a trust agreement).

You should note that a qualified retirement plan generally provides tax deferral regardless of whether the plan invests in an annuity contract. For that reason, no decision to purchase a Qualified Contract should be based on the assumption that the purchase of a Qualified Contract is necessary to obtain tax deferral under a qualified plan.

Distributions and Withdrawals from Non-Qualified Contracts

The Account Value of a Non-Qualified Contract will generally include both (i) an amount attributable to Purchase Payments, the return of which will not be taxable, and (ii) an amount attributable to investment earnings, the receipt of which will be taxable at ordinary income rates. The relative portions of any particular distribution that derive from nontaxable Purchase Payments and taxable investment earnings depend upon the nature and the timing of that distribution.

Any amounts held under a Non-Qualified Contract that are assigned or pledged as collateral for a loan will also be treated as if withdrawn from the Contract. In addition, upon the transfer of a Non-Qualified Contract by gift (other than to the Owner's spouse), the Owner must treat an amount equal to the Account Value minus the total amount paid for the Contract as income.

Any withdrawal of less than your entire Account Value under a Non-Qualified Contract before the Annuity Commencement Date, must be treated as a receipt of investment earnings. You may not treat such withdrawals as a non-taxable return of Purchase Payments unless you have first withdrawn the entire amount of the Account Value that is attributable to investment earnings. For purposes of determining whether an Owner has withdrawn the entire amount of the investment earnings under a Non-Qualified Contract, the Code provides that all Non-Qualified deferred annuity contracts issued by the same company to the same Owner during any one calendar year must be treated as one annuity contract.

A Payee who receives annuity payments under a Non-Qualified Contract after the Annuity Commencement Date, will generally be able to treat a portion of each payment as a nontaxable return of Purchase Payments and to treat only the remainder of each such payment as taxable investment earnings. Until the Purchase Payments have been fully recovered in this manner, the nontaxable portion of each payment will be determined by the ratio of (i) the total amount of the Purchase Payments made under the Contract, to (ii) the Payee's expected return under the Contract. Once the Payee has received nontaxable payments in an amount equal to total Purchase Payments, no further exclusion is allowed and all future distributions will constitute fully taxable ordinary income. If payments are terminated upon the death of the Annuitant or other Payee before the Purchase Payments have been fully recovered, the unrecovered Purchase Payments may be deducted on the final return of the Annuitant or other Payee.

A penalty tax of 10% may also apply to taxable cash withdrawals, including lump-sum payments from Non-Qualified Contracts. This penalty will generally not apply to distributions made after age 59 1/2, to distributions pursuant to the death or disability of the owner, or to distributions that are a part of a series of substantially equal periodic payments made annually under a lifetime annuity, or to distributions under an immediate annuity (as defined above).

Death benefits paid upon the death of a contract owner are not life insurance benefits and will generally be includable in the income of the recipient to the extent they represent investment earnings under the contract. For this purpose, the amount of the "investment in the contract" is not affected by the owner's or annuitant's death, i.e., the investment in the contract must still be determined by reference to the total Purchase Payments (excluding amounts that were deductible by, or excluded from the gross income of, the Owner of a Contract), less any Purchase Payments that were amounts previously received which were not includable in income. Special mandatory distribution rules also apply after the death of the Owner when the beneficiary is not the surviving spouse of the Owner.

If death benefits are distributed in a lump sum, the taxable amount of those benefits will be determined in the same manner as upon a full surrender of the contract. If death benefits are distributed under an annuity option, the taxable amount of those benefits will be determined in the same manner as annuity payments, as described above.

Distributions and Withdrawals from Qualified Contracts

In most cases, all of the distributions you receive from a Qualified Contract will constitute fully taxable ordinary income. Also, a 10% penalty tax will apply to distributions prior to age 59 1/2, except in certain circumstances.

If you receive an eligible rollover distribution from a Qualified Contract (other than from a Contract issued for use with an individual retirement account) and roll over some or all that distribution to another eligible plan, the portion of such distribution that is rolled over will not be includible in your income. However, any eligible rollover distribution will be subject to 20% mandatory withholding as described below. Because the amount of the cash paid to you as an eligible rollover distribution will be reduced by this withholding, you will not be able to roll over the entire account balance under your Contract, unless you use other funds equal to the tax withholding to complete the rollover.

An "eligible rollover distribution" is any distribution to you of all or any portion of the balance to the credit of your account, other than:
-	A distribution which is one of a series of substantially equal periodic payments made annually under a lifetime annuity or for a specified period of ten years or more;

-	Any required minimum distribution, or

-	Any hardship distribution.

Only you or your spouse may elect to roll over a distribution to an eligible retirement plan.

Withholding

In the case of an eligible rollover distribution (as defined above) from a Qualified Contract (other than from a Contract issued for use with an individual retirement account), we (or the plan administrator) must withhold and remit to the U.S. Government 20% of the distribution, unless the Owner or Payee elects to make a direct rollover of the distribution to another qualified retirement plan that is eligible to receive the rollover; however, only you or your spouse may elect a direct rollover. In the case of a distribution from (i) a Non-Qualified Contract, (ii) a Qualified Contract issued for use with an individual retirement account, or (iii) a Qualified Contract where the distribution is not an eligible rollover distribution, we will withhold and remit to the U.S. Government a part of the taxable portion of each distribution unless, prior to the distribution, the Owner or Payee provides us his or her taxpayer identification number and instructs us (in the manner prescribed) not to withhold. The Owner or Payee may credit against his or her federal income tax liability for the year of distribution any amounts that we (or the plan administrator) withhold.

Investment Diversification and Control

The Treasury Department has issued regulations that prescribe investment diversification requirements for mutual fund series underlying nonqualified variable contracts. All Non-Qualified Contracts must comply with these regulations to qualify as annuities for federal income tax purposes. The owner of a Non-Qualified Contract that does not meet these guidelines will be subject to current taxation on annual increases in value of the Contract. We believe that each Fund complies with these regulations.

The preamble to the 1986 investment diversification regulations stated that the Internal Revenue Service may promulgate guidelines under which an owner's excessive control over investments underlying the contract will preclude the contract from qualifying as an annuity for federal tax purposes. We cannot predict whether such guidelines, if and when they may be promulgated, will be retroactive. We reserve the right to modify the Contract and/or the Variable Account to the extent necessary to comply with any such guidelines, but cannot assure that such modifications would satisfy any retroactive guidelines.

Tax Treatment of the Company and the Variable Account

As a life insurance company under the Code, we will record and report operations of the Variable Account separately from other operations. The Variable Account will not, however, constitute a regulated investment company or any other type of taxable entity distinct from our other operations. Under present law, we will not incur tax on the income of the Variable Account (consisting primarily of interest, dividends, and net capital gains) if we use this income to increase reserves under Contracts participating in the Variable Account.

Qualified Retirement Plans

You may use Qualified Contracts with several types of qualified retirement plans. Because tax consequences will vary with the type of qualified retirement plan and the plan's specific terms and conditions, we provide below only brief, general descriptions of the consequences that follow from using Qualified Contracts in connection with various types of qualified retirement plans. We stress that the rights of any person to any benefits under these plans may be subject to the terms and conditions of the plans themselves, regardless of the terms of the Qualified Contracts that you are using. These terms and conditions may include restrictions on, among other things, ownership, transferability, assignability, contributions and distributions.

Pension and Profit-Sharing Plans

Sections 401(a), 401(k) and 403(a) of the Code permit business employers and certain associations to establish various types of retirement plans for employees. The Tax Equity and Fiscal Responsibility Act of 1982 eliminated most differences between qualified retirement plans of corporations and those of self-employed individuals. Self-employed persons may therefore use Qualified Contracts as a funding vehicle for their retirement plans, as a general rule.

Tax-Sheltered Annuities

Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain limitations, exclude the amount of purchase payments from gross income for tax purposes. The Code imposes restrictions on cash withdrawals from Section 403(b) annuities.

If the Contracts are to receive tax deferred treatment, cash withdrawals of amounts attributable to salary reduction contributions (other than withdrawals of accumulation account value as of December 31, 1988) may be made only when the Owner attains age 59 1/2, separates from service with the employer, dies or becomes disabled (within the meaning of Section 72(m)(7) of the Code). These restrictions apply to (i) any post-1988 salary reduction contributions, (ii) any growth or interest on post-1988 salary reduction contributions, and (iii) any growth or interest on pre-1989 salary reduction contributions that occurs on or after January 1, 1989, and (iv) any pre-1989 salary reduction contributions since we do not maintain records that separately account for such contributions. It is permissible, however, to withdraw post-1988 salary reduction contributions (but not the earnings attributable to such contributions) in cases of financial hardship. While the Internal Revenue Service has not issued specific rules defining financial hardship, we expect that to qualify for a hardship distribution, the Owner must have an immediate and heavy bona fide financial need and lack other resources reasonably available to satisfy the need. Hardship withdrawals (as well as certain other premature withdrawals) will be subject to a 10% tax penalty, in addition to any withdrawal charge applicable under the Contracts. Under certain circumstances the 10% tax penalty will not apply if the withdrawal is for medical expenses.

Section 403(b) annuities, like IRAs, are subject to required minimum distributions under the Code. Section 403(b) annuities are unique, however, in that any account balance accruing before January 1, 1987 (the "pre-1987 balance") needs to comply with only the minimum distribution incidental benefit (MDIB) rule and not also with the minimum distribution rules set forth in Section 401(a)(9) of the Code. This special treatment for any pre-1987 balance is, however, conditioned upon the issuer identifying the pre-1987 balance and maintaining accurate records of changes to the balance. Since we do not maintain such records, your pre-1987 balance, if any, will not be eligible for special distribution treatment.

Under the terms of a particular Section 403(b) plan, the Owner may be entitled to transfer all or a portion of the Account Value to one or more alternative funding options. Owners should consult the documents governing their plan and the person who administers the plan for information as to such investment alternatives.

Individual Retirement Accounts

Sections 219 and 408 of the Code permit eligible individuals to contribute to an individual retirement program, including Simplified Employee Pension Plans, Employer/Association of Employees Established Individual Retirement Account Trusts, and Simple Retirement Accounts. Such IRAs are subject to limitations on contribution levels, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from some other types of retirement plans may be placed in an IRA on a tax-deferred basis. If we sell Contracts for use with IRAs, the Internal Revenue Service or other agency may impose supplementary information requirements. We will provide purchasers of the Contracts for such purposes with any necessary information. You will have the right to revoke the Contract under certain circumstances, as described in the section of this Prospectus entitled "Right to Return."

Roth IRAs

Section 408A of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a traditional IRA under Section 408 of the Code, contributions to a Roth IRA are not tax-deductible. Provided certain conditions are satisfied, distributions are generally tax-free. Like traditional IRAs, Roth IRAs are subject to limitations on contribution amounts and the timing of distributions. If an individual converts a traditional IRA into a Roth IRA the full amount of the IRA is included in taxable income. The Internal Revenue Service and other agencies may impose special information requirements with respect to Roth IRAs. If and when we make Contracts available for use with Roth IRAs, we will provide any necessary information.

ADMINISTRATION OF THE CONTRACT

We perform certain administrative functions relating to the Contract, Owner Accounts, and the Variable Account. These functions include, but are not limited to, maintaining the books and records of the Variable Account and the Sub-Accounts; maintaining records of the name, address, taxpayer identification number, Contract number, Owner Account number and type, the status of each Owner Account and other pertinent information necessary to the administration and operation of the Contract; processing Applications, Purchase Payments, transfers and full and partial withdrawals; issuing Contracts administering annuity payments; furnishing accounting and valuation services; reconciling and depositing cash receipts; providing confirmations; providing toll-free customer service lines; and furnishing telephonic transfer services.

DISTRIBUTION OF THE CONTRACT

We offer the Contract on a continuous basis. Contracts are sold by licensed insurance agents in the State of New York. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with the Company and the general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon, a wholly-owned subsidiary of our parent,Sun Life Assurance Company of Canada (U.S.), is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

Commissions and other distribution compensation will be paid by the Company to the selling agents and will not be more than 7.50% of Purchase Payments. In addition, after the first Contract Year, broker-dealers who have entered into distribution agreements with the Company may receive an annual renewal commission of no more than 1.00% of the Owner's Account Value. Commissions may be waived or reduced in connection with certain transactions described in this Prospectus under the heading "Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates."

PERFORMANCE INFORMATION

From time to time the Variable Account may publish reports to shareholders, sales literature and advertisements containing performance information relating to the Sub-Accounts. This information may include standardized and non-standardized "Average Annual Total Return," "Cumulative Growth Rate" and "Compound Growth Rate." We may also advertise "yield" and "effective yield" for some variable options.

Average Annual Total Return measures the net income of the Sub-Account and any realized or unrealized gains or losses of the Fund in which it invests, over the period stated. Average Annual Total Return figures are annualized and represent the average annual percentage change in the value of an investment in a Sub-Account over that period. Standardized Average Annual Total Return information covers the period after the Variable Account was established or, if shorter, the life of the Series. Non-standardized Average Annual Total Return covers the life of each Fund, which may predate the Variable Account. Cumulative Growth Rate represents the cumulative change in the value of an investment in the Sub-Account for the period stated, and is arrived at by calculating the change in the Accumulation Unit Value of a Sub-Account between the first and the last day of the period being measured. The difference is expressed as a percentage of the Accumulation Unit Value at the beginning of the base period. "Compound Growth Rate" is an annualized measure, calculated by applying a formula that determines the level of return which, if earned over the entire period, would produce the cumulative return.

Average Annual Total Return figures assume an initial Purchase Payment of $1,000 and reflect all applicable withdrawal and Contract charges. The Cumulative Growth Rate and Compound Growth Rate figures that we advertise do not reflect withdrawal charges or the Account Fee, although such figures do reflect all recurring charges. Results calculated without withdrawal and/or certain Contract charges will be higher. We may also use other types of rates of return that do not reflect withdrawal and Contract charges.

The performance figures used by the Variable Account are based on the actual historical performance of the underlying Funds for the specified periods, and the figures are not intended to indicate future performance. For periods before the date the Contracts became available, we calculate the performance information for the Sub-Accounts on a hypothetical basis. To do this, we reflect deductions of the current Contract fees and charges from the historical performance of the corresponding Funds.

Yield is a measure of the net dividend and interest income earned over a specific one month or 30-day period (7-day period for the available Money Market Sub-Account), expressed as a percentage of the value of the Sub-Account's Accumulation Units. Yield is an annualized figure, which means that we assume that the Sub-Account generates the same level of net income over a one-year period and compound that income on a semi-annual basis. We calculate the effective yield for the Money Market Sub-Account similarly, but include the increase due to assumed compounding. The Money Market Sub-Account's effective yield will be slightly higher than its yield as a result of its compounding effect.

The Variable Account may also from time to time compare its investment performance to various unmanaged indices or other variable annuities and may refer to certain rating and other organizations in its marketing materials. More information on performance and our computations is set forth in the Statement of Additional Information.

The Company may also advertise the ratings and other information assigned to it by independent industry ratings organizations. Some of these organizations are A.M. Best, Moody's Investor's Service, Standard and Poor's Insurance Rating Services, and Fitch. Each year A.M. Best reviews the financial status of thousands of insurers, culminating in the assignment of Best's rating. These ratings reflect A.M. Best's current opinion of the relevant financial strength and operating performance of an insurance company in comparison to the norms of the life/health industry. Best's ratings range from A++ to F. Standard and Poor's and Fitch's ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues. These two ratings do not measure the insurance company's ability to meet non-policy obligations. Ratings in general do not relate to the performance of the Sub-Accounts.

We may also advertise endorsements from organizations, individuals or other parties that recommend the Company or the Contracts. We may occasionally include in advertisements (1) comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets; or (2) discussions of alternative investment vehicles and general economic conditions.

AVAILABLE INFORMATION

The Company and the Variable Account have filed with the SEC registration statements under the Securities Act of 1933 relating to the Contracts. This Prospectus does not contain all of the information contained in the registration statements and their exhibits. For further information regarding the Variable Account, the Company and the Contracts, please refer to the registration statements and their exhibits.

In addition, the Company is subject to the informational requirements of the Securities Exchange Act of 1934. We file reports and other information with the SEC to meet these requirements. You can inspect and copy this information and our registration statements at the SEC's public reference facilities at the following locations: WASHINGTON, D.C. -- 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; CHICAGO, ILLINOIS -- 500 West Madison Street, Chicago, IL 60661. The Washington, D.C. office will also provide copies by mail for a fee. You may also find these materials on the SEC's website (http:// www.sec.gov).

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Company's Annual Report on Form 10-K for the year ended December 31, 2001 filed with the SEC pursuant to Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") is incorporated herein by reference. All documents or reports we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus and prior to the termination of the offering, shall be deemed incorporated by reference into the prospectus.

The Company will furnish, without charge, to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of the documents referred to above which have been incorporated by reference into this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in this Prospectus). Requests for such documents should be directed to the Secretary, Sun Life Assurance Company of Canada (U.S.), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481, telephone (800) 225-3950.

STATE REGULATION

The Company is subject to the laws of the State of New York governing life insurance companies and to regulation by the Superintendent of Insurance of New York. An annual statement is filed with the Superintendent of Insurance on or before March lst in each year relating to the operations of the Company for the preceding year and its financial condition on December 31st of such year. Its books and records are subject to review or examination by the Superintendent or his agents at any time and a full examination of its operations is conducted at periodic intervals.

The Superintendent has broad administrative powers with respect to licensing to transact business, overseeing trade practices, licensing agents, approving policy forms, establishing reserve requirements, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted.

In addition, affiliated groups of insurers, such as the Company, Sun Life (Canada) and its affiliates, are regulated under insurance holding company legislation. Under such laws, inter-company transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of such transfers and payments in relation to the financial positions of the companies involved. Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for policyholder losses incurred by insolvent companies. The amount of any future assessments of the Company under these laws cannot be reasonably estimated. However, most of these laws do provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength and many permit the deduction of all or a portion of any such assessment from any future premium or similar taxes payable.

Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures which may significantly affect the insurance business include employee benefit regulation, removal of barriers preventing banks from engaging in the insurance business, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles.

LEGAL PROCEEDINGS

There are no pending legal proceedings affecting the Variable Account. We are engaged in various kinds of routine litigation which, in management's judgment, is not of material importance to our respective total assets or material with respect to the Variable Account.

ACCOUNTANTS

The financial statements of the Variable Account for the year ended December 31, 2001, and the financial statements of the Company for the years ended December 31, 2001, 2000 and 1999, both included in the Statement of Additional Information ("SAI") filed in the Company's Registration Statement under the Investment Company Act of 1940, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing in the Statement of Additional Information, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of the Company which are included in the SAI should be considered only as bearing on the ability of the Company to meet its obligations with respect to amounts allocated to the Fixed Account and with respect to the death benefit and the Company's assumption of the mortality and expense risks. They should not be considered as bearing on the investment performance of the Fund shares held in the Sub-Accounts of the Variable Account.

The financial statements of the Variable Account for the year ended December 31, 2001 are also included in the SAI.

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TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION
Calculation of Performance Data
Advertising and Sales Literature
Tax Deferred Accumulation
Calculations
Example of Variable Accumulation Unit Value Calculation
Example of Variable Annuity Unit Calculation
Example of Variable Annuity Payment Calculation
Distribution of the Contracts
Designation and Change of Beneficiary
Custodian
Financial Statements


This Prospectus sets forth information about the Contract and the Variable Account that a prospective purchaser should know before investing. Additional information about the Contract and the Variable Account has been filed with the Securities and Exchange Commission in a Statement of Additional Information dated December30, 2002 which is incorporated herein by reference. The Statement of Additional Information is available upon request and without charge from Sun Life Insurance and Annuity Company of New York. To receive a copy, return this request form to the address shown below or telephone (800) 205-8737.

--------------------------------------------------------------------------------
To:	Sun Life Insurance and Annuity Company of New York
c/o Retirement Products and Services
P.O. Box 9133
Wellesley Hills, Massachusetts 02481

Please send me a Statement of Additional Information for
All-Star NY Variable and Fixed Annuity
Sun Life (N.Y.) Variable Account C.

Name

Address

City                                                                            State                Zip

Telephone


APPENDIX A

GLOSSARY

The following terms as used in this Prospectus have the indicated meanings:

ACCOUNT: An account established for each Participant to which Net Purchase Payments are credited.

ACCOUNT VALUE: The Variable Accumulation Value, if any, plus the Fixed Accumulation Value, if any, of your Account for any Valuation Period.

ACCUMULATION PHASE: The period before the Annuity Commencement Date and during the lifetime of the Annuitant and while the Owner is still alive during which you make Purchase Payments under the Contract. This is called the "Accumulation Period" in the Contract.

ADJUSTED PURCHASE PAYMENTS: Purchase Payments adjusted for partial withdrawals as described in "Calculating the Death Benefit."

*ANNUITANT: The person or persons to whom the first annuity payment is made. If either Annuitant dies prior to the Annuity Commencement Date, the surviving Annuitant will become the sole Annuitant.

ANNUITY COMMENCEMENT DATE: The date on which the first annuity payment under each Contract is to be made.

ANNUITY OPTION: The method you choose for making annuity payments.

ANNUITY UNIT: A unit of measure used in the calculation of the amount of the second and each subsequent Variable Annuity payment from the Variable

Account.

APPLICATION: The document signed by you or other evidence acceptable to us that serves as your application for participation under a Group Contract or purchase of an Individual Contract.

*BENEFICIARY: Prior to the Annuity Commencement Date, the person or entity having the right to receive the death benefit and, for Non-Qualified Contracts, who, in the event of the Owner's death, is the "designated beneficiary" for purposes of Section 72(s) of the Internal Revenue Code. After the Annuity Commencement Date, the person or entity having the right to receive any payments due under the Annuity Option elected, if applicable, upon the death of the Payee.

BUSINESS DAY: Any day the New York Stock Exchange is open for trading. Also, any day on which we make a determination of the value of a Variable Accumulation Unit.

COMPANY ("WE", "US", "SUN LIFE"): Sun Life Insurance and Annuity Company of New York.

CONTRACT: A Contract issued by the Company on an individual basis.

CONTRACT YEAR and CONTRACT ANNIVERSARY: Your first Contract Year is the period 365 days (366, if a leap year) from the date on which we issued your Contract. Your Contract Anniversary is the last day of a Contract Year. Each Contract Year after the first is the 365-day period that begins on your Contract Anniversary. For example, if the Issue Date is on March 12, the first Contract Year is determined from the Issue Date and ends on March 12 of the following year. Your Contract Anniversary is March 12 and all Contract Years after the first are measured from March 12. (If the Contract Anniversary Date falls on a non-Business Day, the previous Business Day will be used.)

DEATH BENEFIT DATE: If you have elected a death benefit payment option before the Owner's death that remains in effect, the date on which we receive Due Proof of Death. If your Beneficiary elects the death benefit payment option, the later of (a) the date on which we receive the Beneficiary's election and (b) the date on which we receive Due Proof of Death. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, the Beneficiary shall be deemed to have elected to defer receipt of payment under any death benefit option until such time as a written election is received by the Company or a distribution is required by law.

DUE PROOF OF DEATH: An original certified copy of an official death certificate, an original certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other information or documentation required by the Company that is necessary to make payment (e.g. taxpayer identification numbers, beneficiary names and addresses, state inheritance tax waivers, etc.).

EXPIRATION DATE: The last day of a Guarantee Period.

FIXED ACCOUNT: The general account of the Company, consisting of all assets of the Company other than those allocated to a separate account of the Company.

FIXED ACCOUNT VALUE: The value of that portion of your Account allocated to the Fixed Account.

FIXED ANNUITY: An annuity with payments which do not vary as to dollar amount.

FUND: A registered management investment company, or series thereof, in which assets of a Sub-Account may be invested.

GUARANTEE AMOUNT: Each separate allocation of Account Value to a particular Guarantee Period (including interest earned thereon).

GUARANTEE PERIOD: The period for which a Guaranteed Interest Rate is credited.

GUARANTEED INTEREST RATE: The rate of interest we credit on a compound annual basis during any Guarantee Period.

INCOME PHASE: The period on and after the Annuity Commencement Date and during the lifetime of the Annuitant during which we make annuity payments under the Contract.

ISSUE DATE: The date the Contract becomes effective which is the date we apply your initial Net Purchase Payment to your Account and issue your Contract

NET INVESTMENT FACTOR: An index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. The Net Investment Factor may be greater or less than or equal to one.

NET PURCHASE PAYMENT: The portion of a Purchase Payment which remains after the deduction of any applicable premium tax or similar tax. This term is also used to describe the total contribution made to Contract minus the total withdrawals.

NON-QUALIFIED CONTRACT: A Contract used in connection with a retirement plan that does not receive favorable federal income tax treatment under Sections 401, 403, 408, or 408A of the Internal Revenue Code. The Owner's interest in the Contract must be owned by a natural person or agent for a natural person for the Contract to receive income tax treatment as an annuity.

OPEN DATE: The date your Application is received by the Company in good order.

*OWNER: The person, persons or entity entitled to the ownership rights stated in a Contract and in whose name or names the Contract is issued. The Owner may designate a trustee or custodian of a retirement plan which meets the requirements of Section 401, Section 408(c), Section 408(k), Section 408(p) or Section 408A of the Internal Revenue Code to serve as legal owner of assets of a retirement plan, but the term "Owner," as used herein, shall refer to the organization entering into the Contract.

PAYEE: A recipient of payments under a Contract. The term includes an Annuitant or a Beneficiary who becomes entitled to benefits upon the death of the Owner, or on the Annuity Commencement Date.

PURCHASE PAYMENT (PAYMENT): An amount paid to the Company as consideration for the benefits provided by a Contract.

QUALIFIED CONTRACT: A Contract used in connection with a retirement plan which may receive favorable federal income tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code of 1986, as amended.

SUB-ACCOUNT: That portion of the Variable Account which invests in shares of a specific Fund.

SURRENDER VALUE: The amount payable on full surrender of your Contract.

VALUATION PERIOD: The period of time from one determination of Variable Accumulation Unit or Annuity Unit values to the next subsequent determination of these values. Value determinations are made as of the close of the New York Stock Exchange on each day that the Exchange is open for trading and on other Business Days.

VARIABLE ACCOUNT: Variable Account C of the Company, which is a separate account of the Company consisting of assets set aside by the Company, the investment performance of which is kept separate from that of the general assets of the Company.

VARIABLE ACCUMULATION UNIT: A unit of measure used in the calculation of Variable Account Value.

VARIABLE ACCOUNT VALUE: The value of that portion of your Account allocated to the Variable Account.

VARIABLE ANNUITY: An annuity with payments which vary as to dollar amount in relation to the investment performance of the Variable Account.

YOU and YOUR: The terms "you" and "your" refer to "Owner," and/or "Co-Owner" as those terms are identified in the Contract.

* You specify these items on the Application, and may change them, as we describe in this Prospectus.

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APPENDIX B

CALCULATION OF WITHDRAWAL CHARGES

Full Withdrawal:

Assume a Purchase Payment of $40,000 is made on the Issue Date, no additional Purchase Payments are made and there are no partial withdrawals. The table below presents three examples of the withdrawal charge resulting from a full withdrawal of your Account, based on hypothetical Account Values.
				Payment
		Hypothetical	Free	Subject to	Withdrawal	Withdrawal
	Contract	Account	Withdrawal	Withdrawal	Charge	Charge
	Year	Value	Amount	Charge	Percentage	Amount
(a)	1	$41,000	$ 4,000	$37,000	8.00%	$2,960
	2	$44,200	$ 4,000	$40,000	8.00%	$3,200
(b)	3	$47,700	$ 4,000	$40,000	7.00%	$2,800
	4	$51,500	$ 4,000	$40,000	6.00%	$2,400
(c)	5	$55,600	$55,600	$ 0	0.00%	$ 0
	6	$60,000	$60,000	$ 0	0.00%	$ 0
(a)

The free withdrawal amount in any year is equal to 10% of all of the Purchase Payments you have made. In Contract Year 1, the free withdrawal amount is $4,000, which equals 10% of the Purchase Payment of $40,000. On a full withdrawal of $41,000, the amount subject to a withdrawal charge is $37,000, which equals the Account Value of $41,000 minus the free withdrawal amount of $4,000.

(b)

In Contract Year 3, the free withdrawal amount is $4,000, which equals 10% of the Purchase Payment of $40,000. The Account Value minus the free withdrawal amount is $47,700 minus $4,000, which equals $43,700; however, the amount subject to a withdrawal charge is capped at the amount of your unliquidated Purchase Payments. Therefore, the amount subject to a withdrawal charge is $40,000, which is the amount of your unliquidated Purchase Payments.

(c)	In Contract Year 5, you have passed your fourth Contract Anniversary, so no withdrawal charges apply to any withdrawals you make.

Partial Withdrawal:

Assume a single Purchase Payment of $40,000 is made on the Issue Date, no additional Purchase Payments are made, no partial withdrawals have been taken prior to the fourth Contract Year, and there is a series of four partial withdrawals made during the fourth Contract Year of $3,000, $8,000, $12,000, and $22,000.
							Remaining
	Hypothetical		Free	Amount of				Free
	Account		Withdrawal	Withdrawal			Withdrawal		Hypothetical
		Value	Amount	Subject to	Withdrawal	Withdrawal		Amount	Account
Contract		Before	Before	Amount of	Withdrawal	Charge	Charge	After	Value after
Year		Withdrawal	Withdrawal	Withdrawal	Charge	Percentage	Amount	Withdrawal	Withdrawal

1		$41,000	$4,000	$ 0	$ 0	8.00%	$ 0	$4,000	$41,000
2		$44,200	$4,000	$ 0	$ 0	8.00%	$ 0	$4,000	$44,200
3		$47,700	$4,000	$ 0	$ 0	7.00%	$ 0	$4,000	$47,700
(a)	4	$48,200	$4,000	$ 3,000	$ 0	6.00%	$ 0	$1,000	$45,200
(b)	4	$46,000	$1,000	$ 8,000	$ 7,000	6.00%	$ 420	$ 0	$38,000
(c)	4	$38,250	$ 0	$12,000	$12,000	6.00%	$ 720	$ 0	$26,250
(d)	4	$26,650	$ 0	$22,000	$21,000	6.00%	$1,260	$ 0	$ 4,650

Totals				$45,000	$40,000	6.00%	$2,400	$ 0	$ 4,650
(a)

In Contract Year 4, the free withdrawal amount is $4,000, which equals 10% of the Purchase Payment of $40,000. The partial withdrawal amount of $3,000 is less than the free withdrawal amount, so there is no withdrawal charge.

(b)

Since a partial withdrawal of $3,000 was taken, the remaining free withdrawal amount in Contract Year 4 is $4,000 - $3,000 = $1,000. Therefore, $1,000 of the $8,000 withdrawal is not subject to a withdrawal charge, and $7,000 is subject to a withdrawal charge. Of the $11,000 withdrawn to date, $4,000 has been from the free withdrawal amount and $7,000 has been from Purchase Payments. Therefore, the amount of unliquidated Purchase Payments is $33,000.

(c)

Since $4,000 of the two prior Contract Year 4 partial withdrawals was taken from the free withdrawal amount, the remaining free withdrawal amount in Contract Year 4 is $4,000 - $4,000 = $0. Therefore, the entire $12,000 withdrawal is subject to a withdrawal charge. Of the $23,000 withdrawn to date, $4,000 has been from the free withdrawal amount and $19,000 has been from Purchase Payments. Therefore, the amount of unliquidated Purchase Payments is $21,000.

(d)

Since $4,000 of the three prior Contract Year 4 partial withdrawals was taken from the free withdrawal amount, the remaining free withdrawal amount in Contract Year 4 is $4,000 - $4,000 = $0. The amount of unliquidated Purchase Payments remaining before this withdrawal is $21,000. Therefore, $21,000 of the $22,000 withdrawal is taken from Purchase Payments and is subject to a withdrawal charge, and $1,000 of the withdrawal is taken from earnings and is not subject to a withdrawal charge. Of the $45,000 withdrawn to date, $4,000 has been from the free withdrawal amount, $40,000 has been from Purchase Payments, and $1,000 has been from earnings. The amount of unliquidated Purchase Payments is now equal to $0. Note that if the $4,650 remaining balance was withdrawn, it would all be from earnings and not subject to a withdrawal charge. The total Contract Year 4 withdrawal charges would then be $2,400, which is the same amount that was assessed for a full liquidation in Contract Year 4 in the example on the previous page.


APPENDIX C

CALCULATION OF BASIC DEATH BENEFIT

Example 1:

Assume a Purchase Payment of $60,000.00 is made on the Issue Date and an additional Purchase Payment of $40,000.00 is made one year later. Assume that all of the money is invested in the Sub-Accounts, that no Withdrawals are made and that the Account Value on the Death Benefit Date is $80,000.00. The calculation of the Death Benefit to be paid is as follows:

The Basic Death Benefit is the greatest of:
Account Value	=	$ 80,000.00

Purchase Payments	=	$100,000.00
The Basic Death Benefit would therefore be:		$100,000.00

Example 2:

Assume a Purchase Payment of $60,000.00 is made on the Issue Date and an additional Purchase Payment of $40,000.00 is made one year later. Assume that all of the money is invested in the Sub-Accounts and that the Account Value is $80,000.00 just prior to a $20,000.00 withdrawal. The Account Value on the Death Benefit Date is $60,000.00.

The Basic Death Benefit is the greatest of:
Account Value	=	$ 60,000.00

Adjusted Purchase Payments*	=	$ 75,000.00
The Basic Death Benefit would therefore be:		$ 75,000.00

*Adjusted Purchase Payments can be calculated as follows:

Payments x (Account Value after withdrawal Divided By Account Value before withdrawal) = $100,000.00 x ($60,000.00 Divided By $80,000.00)

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
c/o Retirement Products and Services
P.O. Box 9133
Wellesley Hills, Massachusetts 02481

TELEPHONE:
Toll Free (800) 205-8737

GENERAL DISTRIBUTOR
Clarendon Insurance Agency, Inc.
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481

AUDITORS
Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116



PART B



DECEMBER 30, 2002


MFS REGATTA MASTERS FLEX NY

AND

ALL-STAR NY

VARIABLE AND FIXED ANNUITY

STATEMENT OF ADDITIONAL INFORMATION

SUN LIFE (N.Y.) VARIABLE ACCOUNT C

Calculation of Performance Data
Advertising and Sales Literature
Tax Deferred Accumulation
Calculations
Example of Variable Accumulation Unit Value Calculation
Example of Variable Annuity Unit Calculation
Example of Variable Annuity Payment Calculation
Distribution of the Contract
Designation and Change of Beneficiary
Custodian
Financial Statements


The Statement of Additional Information sets forth information which may be of interest to prospective purchasers of the All-Star NY Variable and Fixed Annuity Contract and the MFS Regatta Masters Flex NY Variable and Fixed Annuity Contract (collectively, the "Contracts") issued by Sun Life Insurance and Annuity Company of New York (the "Company") in connection with Sun Life (N.Y.) Variable Account C (the "Variable Account"). The information included herein is not included in the corresponding Prospectus dated December 30, 2002. This Statement of Additional Information should be read in conjunction with the Prospectus, a copy of which may be obtained without charge from the Company by writing to Sun Life Insurance and Annuity Company of New York, c/o Retirement Products and Services, P.O. Box 9133, Wellesley Hills, Massachusetts 02481, or by telephoning (800) 205-8737 for the All-Star NY Contracts or (800) 447-7569 for the MFS Regatta Masters Flex NY Contracts.


The terms used in this Statement of Additional Information have the same meanings as in the Prospectus.

------------------------------------------------------------------------------------------------------------------------

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND IS AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE PURCHASERS ONLY IF PRECEDED OR ACCOMPANIED BY A CURRENT PROSPECTUS.


CALCULATION OF PERFORMANCE DATA

AVERAGE ANNUAL TOTAL RETURN

STANDARDIZED AVERAGE ANNUAL TOTAL RETURN

The Securities and Exchange Commission defines "standardized" total return information to mean Average Annual Total Return, based on a hypothetical initial purchase payment of $1,000 and calculated in accordance with the formula set forth after the table, but presented only for periods subsequent to the date the sub-account was first offered by the separate account.

The table below shows, for various Sub-Accounts of the Variable Account, the Average Annual Total Return for the stated periods (or shorter period indicated in the table), based upon a hypothetical initial Purchase Payment of $1,000, calculated in accordance with the SEC formula. The calculation assumes that you are age 76 or older on the Open Date and you have selected the optional death benefit rider for total maximum insurance charges of 2.05% of the average daily net assets in your Variable Account. If you are age 75 or younger on the Open Date or if you select the Basic Death Benefit, your insurance charges would be less than 2.05% and the Average Annual Total Return would be more favorable. For purposes of determining these investment results, the actual investment performance of each Sub-Account is reflected from the date the Sub-Account commenced investment operations in the Variable Account (the "Variable Account Inception Date"). No information is shown for Sub-Accounts that had not commenced operations as of December 31, 2001.

ALL-STAR NY

STANDARDIZED AVERAGE ANNUAL TOTAL RETURN

PERIOD ENDING DECEMBER 31, 2001

Fund Name	Variable Account Inception Date	1 YR	5 YR	10 YR	Life
AIM Capital Appreciation Series 2	5/2/2000	-30.52%	-	-	-26.84%
AIM Intl Growth Series 2	5/2/2000	-30.74%	-	-	-31.08%


MFS REGATTA MASTERS FLEX NY

STANDARDIZED AVERAGE ANNUAL TOTAL RETURN

PERIOD ENDING DECEMBER 31, 2001
 Fund Name	Variable Account Inception Date	1 YR	5 YR	10 YR	Life
Lord Abbett Series Fund Growth and Income	05/02/2000	(15.41%)	-	-	(1.76%)
MFS/Sun Life Bond - S Class	05/05/1998	(2.57%)	-	-	1.99%
MFS/Sun Life Capital Appreciation - S Class	03/31/1993	(32.33%)	4.18%	-	8.15%
MFS/Sun Life Capital Opportunities - S Class	06/03/1996	(32.01%)	8.56%	-	9.23%
MFS/Sun Life Emerging Growth - S Class	05/01/1995	(40.66%)	6.06%	-	10.24%
MFS/Sun Life Global Growth - S Class	11/16/1993	(27.28%)	6.35%	-	7.55%
MFS/Sun Life Government Securities - S Class	03/31/1993	(2.88%)	4.22%	-	3.62%
MFS/Sun Life High Yield - S Class	03/31/1993	(8.00%)	0.30%	-	3.08%
MFS/Sun Life Massachusetts Investors Growth Stock - S Class	05/05/1998	(31.96%)	-	-	(0.04%)
MFS/Sun Life Massachusetts Investors Trust - S Class	03/31/1993	(23.72%)	5.45%	-	8.70%
MFS/Sun Life Mid Cap Growth - S Class	08/31/2000	(30.42%)	-	-	(29.74%)
MFS/Sun Life Money Market - S Class	03/31/1993	(6.18%)	2.24%	-	1.97%
MFS/Sun Life New Discovery - S Class	05/05/1998	(14.17%)	-	-	9.99%
MFS/Sun Life Research - S Class	11/07/1994	(28.81%)	4.27%	-	9.95%
MFS/Sun Life Research International - S Class	05/05/1998	(25.54%)	-	-	(1.39%)
MFS/Sun Life Strategic Growth - S Class	11/01/1999	(31.72%)	-	-	(13.36%)
MFS/Sun Life Strategic Income - S Class	05/06/1998	(6.57%)	-	-	(1.13%)
MFS/Sun Life Total Return - S Class	03/31/1993	(9.12%)	7.72%	-	8.18%
MFS/Sun Life Utilities - S Class	11/16/1993	(31.43%)	7.93%	-	9.27%
MFS/Sun Life Value - S Class	05/05/1998	(16.31%)	-	-	4.43%
Sun Capital Real Estate Fund	05/02/2000	1.97%	-	-	9.28%


The Average Annual Total Return for each period was determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, in accordance with the following formula:

                          P (l + T) ^ n = ERV

Where:
P =	a hypothetical initial Purchase Payment of $1,000
T =	average annual total return for the period
n =	number of years
ERV =	redeemable value (as of the end of the period) of a hypothetical $1,000 Purchase Payment made at the beginning of the 1-year, 5-year, or 10-year period (or fractional portion thereof)

The formula assumes that: (1) all recurring fees have been deducted from the Participant's Account; (2) all applicable non-recurring Contract charges are deducted at the end of the period, and (3) there will be a full surrender at the end of the period.

The $50 annual Account Fee will be allocated among the Sub-Accounts so that each Sub-Account's allocated portion of the Account Fee is proportional to the percentage of the number of Individual Contracts and Certificates that have amounts allocated to that Sub-Account. Because the impact of the Account Fee on a particular Contract may differ from those assumed in the computation due to differences between actual allocations and the assumed ones, the total return that would have been experienced by an actual Contract over these same time periods may have been different from that shown above.

NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN

The tables below show, for various Sub-Accounts of the Variable Account, Non-Standardized Average Annual Total Return for the periods indicated, based upon a hypothetical initial Purchase Payment of $1,000, calculated in accordance with the formula set out under "Standardized Average Annual Total Return." This calculation assumes that you are age 76 or older on the Open Date and you have selected the optional death benefit rider for total maximum insurance charges of 2.05% of the average daily net assets in your Variable Account. If you are age 75 or younger on the Open Date or if you select the Basic Death Benefit, your insurance charges would be less than 2.05% and the non-standardized performance would be more favorable.

For purposes of determining these investment results, the actual investment performance of each Fund is reflected from the date each Fund commenced operations ("Fund Inception Date").

ALL-STAR NY

NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN

PERIOD ENDING DECEMBER 31, 2001

Fund Name	Fund Inception Date	1 YR	5 YR	10 YR	Life
AIM Capital Appreciation Series 2	5/5/1993	-25.07%	3.56%	-	9.17%
AIM Intl Growth Series 2	5/5/1993	-25.31%	-0.83%	-	4.39%


MFS REGATTA MASTERS FLEX NY

NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN

PERIOD ENDING DECEMBER 31, 2001


Fund Name	Fund Inception Date	1 YR	5 YR	10 YR	Life
Lord Abbett Series Fund Growth and Income	12/11/1989	(8.64%)	9.85%	11.79%	11.76%
MFS/Sun Life Bond - S Class	05/05/1998	5.31%	-	-	3.81%
MFS/Sun Life Capital Appreciation - S Class	08/13/1985	(27.04%)	4.37%	8.79%	10.79%
MFS/Sun Life Capital Opportunities - S Class	06/03/1996	(26.69%)	8.75%	-	9.42%
MFS/Sun Life Emerging Growth - S Class	05/01/1995	(36.09%)	6.24%	-	10.40%
MFS/Sun Life Global Growth - S Class	11/16/1993	(21.54%)	6.55%	-	7.77%
MFS/Sun Life Government Securities - S Class	08/12/1985	4.97%	4.47%	4.17%	5.74%
MFS/Sun Life High Yield - S Class	08/13/1985	(0.59%)	0.56%	4.76%	5.44%
MFS/Sun Life Massachusetts Investors Growth Stock - S Class	05/05/1998	(26.63%)	-	-	1.75%
MFS/Sun Life Massachusetts Investors Trust - S Class	12/05/1986	(17.68%)	5.65%	8.64%	9.37%
MFS/Sun Life Mid Cap Growth - S Class	08/31/2000	(24.96%)	-	-	(25.46%)
MFS/Sun Life Money Market - S Class	08/29/1985	1.39%	2.50%	2.07%	2.98%
MFS/Sun Life New Discovery - S Class	05/05/1998	(7.30%)	-	-	11.49%
MFS/Sun Life Research - S Class	11/07/1994	(23.21%)	4.48%	-	10.13%
MFS/Sun Life Research International - S Class	05/05/1998	(19.65%)	-	-	0.40%
MFS/Sun Life Strategic Growth - S Class	11/01/1999	(26.37%)	-	-	(10.39%)
MFS/Sun Life Strategic Income - S Class	05/06/1998	0.97%	-	-	0.69%
MFS/Sun Life Total Return - S Class	05/16/1988	(1.81%)	7.94%	8.54%	9.01%
MFS/Sun Life Utilities - S Class	11/16/1993	(26.06%)	8.12%	-	9.48%
MFS/Sun Life Value - S Class	05/05/1998	(9.62%)	-	-	6.13%
Sun Capital Real Estate Fund	12/07/1998	10.25%	-	-	9.56%


The Variable Account may illustrate its results over various periods and compare its results to indices and other variable annuities in sales materials including advertisements, brochures and sports. Such results may be computed on a "cumulative" and/or "annualized" basis.

"Cumulative" quotations are arrived at by calculating the change in the Accumulation Unit value of a Sub-Account between the first and last day of the base period being measured, and expressing the difference as a percentage of the Accumulation Unit value at the beginning of the base period.

"Annualized" quotations (described in the following table as "Compound Growth Rate") are calculated by applying a formula which determines the level rate of return which, if earned over the entire base period, would produce the cumulative return.

ADVERTISING AND SALES LITERATURE

As set forth in the Prospectus, the Company may refer to the following organizations (and others) in its marketing materials:

A.M. BEST'S RATING SYSTEM is designed to evaluate the various factors affecting the overall performance of an insurance company in order to provide an opinion as to an insurance company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of each company.

FITCH CREDIT RATING Company's Insurance Company Claims Paying Ability Rating is an independent evaluation by a nationally accredited rating organization of an insurance company's ability to meet its future obligations under the contracts and products it sells. The rating takes into account both quantitative and qualitative factors.

LIPPER VARIABLE INSURANCE PRODUCTS PERFORMANCE ANALYSIS SERVICE is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, including reports on performance and portfolio analysis, fee and expense analysis.

STANDARD & POOR'S insurance claims-paying ability rating is an opinion of an operating insurance company's financial capacity to meet obligations of its insurance policies in accordance with their terms.

VARDS (Variable Annuity Research Data Service) provides a comprehensive guide to variable annuity contract features and historical fund performance. The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable contracts.

MOODY'S Investors Services, Inc.'s insurance claims-paying rating is a system of rating an insurance company's financial strength, market leadership, and ability to meet financial obligations. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which the relative quality of insurance companies may be noted.

STANDARD & POOR'S INDEX - broad-based measurement of changes in stock-market conditions based on the average performance of 500 widely held common stocks; commonly known as the Standard & Poor's 500 (S&P 500). The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares, and publication of the index itself are services of Standard & Poor's Corporation, a financial advisory, securities rating, and publishing firm. The index tracks 400 industrial company stocks, 20 transportation stocks, 40 financial company stocks, and 40 public utilities.

NASDAQ-OTC Price Index - this index is based on the National Association of Securities Dealers Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market value-weighted and was introduced with a base of 100.00 on February 5, 1971.

DOW JONES INDUSTRIAL AVERAGE (DJIA) - price-weighted average of 30 actively traded blue chip stocks, primarily industrials, but including American Express Company and American Telephone and Telegraph Company. Prepared and Published by Dow Jones & Company, it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.

MORNINGSTAR, Inc. is an independent financial publisher offering comprehensive statistical and analytical coverage of open-end and closed-end funds and variable annuities. This coverage for mutual funds includes, among other information, performance analysis rankings, risk rankings (e.g. aggressive, moderate or conservative), and "style box" matrices. Style box matrices display, for equity funds, the investment philosophy and size of the companies in which the fund invests and, for fixed-income funds, interest rate sensitivity and credit quality of the investment instruments.

IBBOTSON ASSOCIATES, Inc. is a consulting firm that provides a variety of historical data, including total return, capital appreciation and income, on the stock market as well as other investment asset classes, and inflation. This information will be used primarily for comparative purposes and to illustrate general financial planning principles.

In its advertisements and other sales literature for the Variable Account and the Funds, the Company intends to illustrate the advantages of the Contracts in a number of ways:

DOLLAR-COST AVERAGING ILLUSTRATIONS. These illustrations will generally discuss the price-leveling effect of making regular investments in the same Sub-Accounts over a period of time, to take advantage of the trends in market prices of the portfolio securities purchased by those Sub-Accounts.

SYSTEMATIC WITHDRAWAL PROGRAM. A service provided by the Company, through which a Participant may take any distribution allowed by Internal Revenue Code Section 401 (a) (9) in the case of Qualified Contracts, or permitted under Internal Revenue Code Section 72 in the case of Non-Qualified Contracts, by way of a series of partial withdrawals. Withdrawals under this program may be fully or partially includible in income and may be subject to a 10% penalty tax. Consult your tax advisor.

THE COMPANY'S AND THE FUNDS' CUSTOMERS. Sales literature for the Variable Account and the Funds may refer to the number of clients which they serve.

THE COMPANY'S ASSETS, SIZE. The Company may discuss its general financial condition (see, for example, the references to Standard & Poor's, Fitch and A.M. Best Company above); it may refer to its assets; and it may discuss its relative size and/or ranking among companies in the industry or among any sub-classification of those companies, based upon recognized evaluation criteria. For example, at December 31, 1998, the Company was the 36th largest U.S. life insurance company based upon overall assets.

COMPOUND INTEREST ILLUSTRATIONS. These will emphasize several advantages of the variable annuity contract. For example, but not by way of limitation, the literature may emphasize the potential savings through tax deferral; the potential advantage of the Variable Account over the Fixed Account; and the compounding effect when a participant makes regular deposits to his or her account.

The Company may use hypothetical illustrations of the benefits of tax deferral, including but not limited to the following chart:

The chart below assumes an initial investment of $10,000 which remains fully invested for the entire time period, an 8% annual return, and a 33% combined federal and state income tax rate. It compares how 3 different investments might fare over 10, 20, and 30 years. The first example illustrates an investment in a non-tax-deferred account and assumes that taxes are paid annually out of that account. The second example illustrates how the same investment would grow in a tax-deferred investment, such as an annuity. The third example illustrates the net value of the tax-deferred investment after paying taxes on the full account value.
	10 YEARS	20 YEARS	30 YEARS

Non-Tax-Deferred Account	$16,856	$28,413	$ 47,893

Tax-Deferred Account	$21,589	$46,610	$100,627

Tax-Deferred Account After Paying Taxes	$17,765	$34,528	$ 70,720

THIS ILLUSTRATION IS HYPOTHETICAL AND DOES NOT REPRESENT THE PROJECTED PERFORMANCE OF THE CONTRACT OR ANY OF ITS INVESTMENT OPTIONS. THE ILLUSTRATION DOES NOT REFLECT THE DEDUCTION OF ANY CHARGES OR FEES RELATED TO PORTFOLIO MANAGEMENT, MORTALITY AND EXPENSE, OR ACCOUNT ADMINISTRATION. TAXES ON EARNINGS WITHIN AN ANNUITY ARE DUE UPON WITHDRAWAL. WITHDRAWALS MAY ALSO BE SUBJECT TO SURRENDER CHARGES AND, IF MADE PRIOR TO AGE 59 1/2, A 10% FEDERAL PENALTY TAX.

TAX-DEFERRED ACCUMULATION

In general, individuals who own annuity contracts are not taxed on increases in the value of their annuity contracts until some form of distribution is made under the contract. As a result, the annuity contract would benefit from tax deferral during the contract's accumulation phase; this would have the effect of permitting an investment in an annuity contract to grow more rapidly that a comparable investment under which increases in value are taxed on a current basis.

In reports or other communications to you or in advertising or sales materials, we may also describe the effects of tax-deferred compounding on the Variable Account's investment returns. We may illustrate these effects in charts or graphs and from time to time may include comparisons of returns under the Contract or in general on a tax-deferred basis, with the returns on a taxable basis. Different tax rates may be assumed. Any such illustrative chart or graph would show accumulations on an initial investment or Purchase Payment, assuming a given amount (including the applicable interest credit), hypothetical gross annual returns compounded annually, and a stated rate of return. The values shown for the taxable investment would not include any deduction for management fees or other expenses, but would assume the annual deduction of federal and state taxes from investment returns. The values shown for the Contract in a chart would reflect the deduction of Contract expenses, such as the mortality and expense risk charge, the 0.15% administrative charge, and the $50 annual Account Fee. In addition, the values shown would assume that the Participant has not surrendered his or her Contract or made any partial surrenders until the end of the period shown. The chart would assume a full surrender at the end of the period shown and the payment of federal and state taxes, at a rate of not more than 33%, on the amount in excess of the Purchase Payments.

In developing illustrative tax deferral charts, we will observe these general principles:
-	The assumed rate of earnings will be realistic.
-	The illustrative chart will accurately depict the effect of all fees and charges or provide a narrative that prominently discloses all fees and charges under the Contract.
-	Charts comparing accumulation values for tax-deferred and non-tax-deferred investments will depict the implications of any surrender.
-	A narrative accompanying the chart will prominently disclose that there may be a 10% tax penalty on a surrender by a Participant who has not reached age 59 1/2 at the time of surrender.

The rates of return illustrated in any chart would be hypothetical and are not an estimate or guaranty of performance. Actual tax returns may vary among Participants.

CALCULATIONS

EXAMPLE OF VARIABLE ACCUMULATION UNIT VALUE CALCULATION

Suppose the net asset value of a Fund share at the end of the current valuation period is $18.38; at the end of the immediately preceding valuation period was $18.32; the Valuation Period is one day; and no dividends or distributions caused Fund shares to go "ex-dividend" during the current Valuation Period. $18.38 divided by $18.32 is 1.00327511. Subtracting the one day risk factor for mortality and expense risks and the administrative expense charge of .00005675 (the daily equivalent of the current maximum charge of 2.05% on an annual basis) gives a net investment factor of 1.00321836. If the value of the variable accumulation unit for the immediately preceding valuation period had been 14.5645672, the value for the current valuation period would be 14.6114412 (14.5645672 X 1.00321836).

EXAMPLE OF VARIABLE ANNUITY UNIT CALCULATION

Suppose the circumstances of the first example exist, and the value of an annuity unit for the immediately preceding valuation period had been 12.3456789. If the first variable annuity payment is determined by using an annuity payment based on an assumed interest rate of 3% per year, the value of the annuity unit for the current valuation period would be 12.3845467 (12.3456789 X 1.00322953 (the Net Investment Factor) based on the daily equivalent of maximum annuity phase charge of 1.65% on an annual basis) X 0.99991902). 0.99991902 is the factor, for a one day Valuation Period, that neutralizes the assumed interest rate of 3% per year used to establish the Annuity Payment Rates found in certain Contracts.

EXAMPLE OF VARIABLE ANNUITY PAYMENT CALCULATION

Suppose that a Participant Account is credited with 8,765.4321 variable accumulation units of a particular Sub-Account but is not credited with any fixed accumulation units; that the variable accumulation unit value and the annuity unit value for the particular Sub-Account for the valuation period which ends immediately preceding the annuity commencement date are 14.5645672 and 12.3456789 respectively; that the annuity payment rate for the age and option elected is $6.78 per $1,000; and that the annuity unit value on the day prior to the second variable annuity payment date is 12.3845467. The first variable annuity payment would be $865.57 (8,765.4321 X 14.5645672 X 6.78 divided by 1,000). The number of annuity units credited would be 70.1112 ($865.57 divided by 12.3456789) and the second variable annuity payment would be $868.30 (70.1112 X 12.3845467).

DISTRIBUTION OF THE CONTRACT

We offer the Contract on a continuous basis. Contracts are sold by licensed insurance agents in those states where the Contract may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with the Company and the general distributor and principal underwriter of the Contracts, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon is a wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.) ("Sun Life (U.S.)"). Clarendon is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Clarendon also acts as the general distributor of certain other annuity contracts issued by Sun Life (U.S.) and its wholly-owned subsidiary, Sun Life Insurance and Annuity Company of New York ("Sun Life (N.Y.)"), and variable life insurance contracts issued by Sun Life (U.S.).

Commissions and other distribution compensation will be paid by the Company to the selling agents and will not be more than 7.50% of Purchase Payments. In addition, after the first Account Year, broker-dealers who have entered into distribution agreements with the Company may receive an annual renewal commission of no more than 1.00% of the Participant's Account Value. In addition to commissions, the Company may, from time to time, pay or allow additional promotional incentives, in the form of cash or other compensation. The Company reserves the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of Contracts or Certificates or other contracts offered by the Company. Promotional incentives may change at any time. Commissions will not be paid with respect to Participant Accounts established for the personal account of employees of the Company or any of its affiliates, or of persons engaged in the distribution of the Contract, or of immediate family members of such employees or persons. In addition, commissions may be waived or reduced in connection with certain transactions described in the Prospectus under the heading "Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates."

DESIGNATION AND CHANGE OF BENEFICIARY

The Beneficiary designation in the Application will remain in effect until changed.

Subject to the rights of an irrevocably designated Beneficiary, you may change or revoke the designation of Beneficiary by filing the change or revocation with us in the form we require. The change or revocation will not be binding on us until we receive it. When we receive it, the change or revocation will be effective as of the date on which it was signed, but the change or revocation will be without prejudice to us on account of any payment we make or any action we take before receiving the change or revocation.

Please refer to the terms of your particular retirement plan and any applicable legislation for any restrictions on the beneficiary designation.

CUSTODIAN

We are the Custodian of the assets of the Variable Account. We will purchase Fund shares at net asset value in connection with amounts allocated to the Sub-Accounts in accordance with your instructions, and we will redeem Fund shares at net asset value for the purpose of meeting the contractual obligations of the Variable Account, paying charges relative to the Variable Account or making adjustments for annuity reserves held in the Variable Account.

FINANCIAL STATEMENTS

The Financial Statements of Sun Life Insurance and Annuity Company of New York and Sun Life (N.Y.) Variable Account C for the year ended December 31, 2001 included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


Regatta and Regatta Gold Sub-Accounts Included in

Sun Life (N.Y.) Variable Account C

Statement of Condition - December 31, 2001

Assets:
Investments in MFS/Sun Life Series Trust:	Shares	Cost	Value
Bond Series (BDS)	104,862	$1,166,717	$1,188,892
Capital Appreciation Series (CAS)	1,858,924	63,872,296	37,128,243
Capital Opportunities Series (COS)	521,584	10,538,718	6,950,523
Emerging Growth Series (EGS)	1,444,540	37,871,155	23,056,448
Emerging Markets Equity Series (FCE)	23,211	231,910	202,679
International Growth Series (FCG)	142,492	1,632,825	1,354,106
Global Asset Allocation Series (GAA)	230,426	3,300,519	2,711,576
Global Growth Series (GGR)	1,137,591	17,889,165	11,225,406
Global Governments Series (GGS)	235,479	2,495,254	2,293,909
Government Securities Series (GSS)	879,973	11,183,473	11,683,382
Global Total Return Series (GTR)	300,223	4,573,361	3,986,925
High Yield Series (HYS)	1,680,821	14,064,704	11,841,907
International Investors Trust Series (MII)	261,596	3,184,990	2,598,702
Massachusetts Investors Growth Stock Series (MIS)	796,307	11,001,913	7,723,125
Massachusetts Investors Trust Series (MIT)	2,141,061	73,003,626	57,629,799
Money Market Series (MMS)	16,874,763	16,874,763	16,874,763
Managed Sectors Series (MSS)	607,801	20,713,538	10,848,846
Value Series (MVS)	343,834	4,521,704	4,428,169
New Discovery Series (NWD)	270,539	4,112,974	3,813,234
Research Series (RES)	1,853,719	39,412,561	27,680,951
Research Growth and Income Series (RGS)	259,780	3,555,318	3,299,403
Research International Series (RSS)	82,290	1,050,582	841,013
Strategic Growth Series (SGS)	71,528	619,466	575,848
Strategic Income Series (SIS)	50,591	507,374	508,084
Total Return Series (TRS)	2,960,899	55,662,919	53,156,694
Utilities Series (UTS)	1,076,779	18,332,948	13,579,841
		$421,374,773	$317,182,468

Liability:
Payable to sponsor			(359,749)
Net Assets			$316,822,719

See notes to financial statements


Regatta and Regatta Gold Sub-Accounts Included in

Sun Life (N.Y.) Variable Account C

Statement of Condition - December 31, 2001 - continued

Net Assets:

	Applicable to Owners of Deferred Variable Annuity Contracts			Reserve for Variable Annuities	Total
	Units	Unit Value	Value
Regatta-NY Contracts:
CAS .	783,815	$21.8936	$17,160,537	$3,122	$17,163,659
GGR .	253,333	17.5974	4,458,008	46,900	4,504,908
GGS .	125,685	12.5661	1,579,367	-	1,579,367
GSS .	322,036	15.1449	4,877,201	78,325	4,955,526
HYS .	181,566	14.4223	2,618,599	-	2,618,599
MIT .	576,252	22.8749	13,181,721	58,120	13,239,841
MMS	487,725	13.1582	6,417,571	142,840	6,560,411
MSS .	222,895	19.7902	4,411,143	-	4,411,143
TRS .	856,779	21.9054	18,768,057	516,035	19,284,092
UTS .	89,490	23.2179	2,077,768	58,626	2,136,394
			$75,549,972	$903,968	$76,453,940
Regatta Gold-NY Contracts:
BDS .	104,737	$11.3517	$1,188,892	$-	$1,188,892
CAS .	1,365,984	14.5540	19,887,798	3,691	19,891,489
COS .	506,229	13.7322	6,950,523	-	6,950,523
EGS .	1,536,602	14.9457	22,965,313	84,221	23,049,534
FCE .	30,074	6.7371	202,679	-	202,679
FCG .	142,195	9.4694	1,324,278	29,670	1,353,948
GAA .	218,881	12.3712	2,711,576	-	2,711,576
GGR .	448,061	14.9862	6,718,207	3,941	6,722,148
GGS .	69,104	10.2875	714,241	-	714,241
GSS .	504,489	13.3313	6,724,167	8,768	6,732,935
GTR .	284,489	13.8673	3,945,207	38,251	3,983,458
HYS .	803,391	11.4032	9,182,860	37,794	9,220,654
MII .	212,897	12.0613	2,590,049	7,429	2,597,478
MIS .	882,693	8.6184	7,606,817	105,600	7,712,417
MIT .	2,834,797	15.4765	43,868,841	371,224	44,240,065
MMS	836,653	11.9911	10,026,810	289,040	10,315,850
MSS .	452,252	14.1506	6,400,326	34,256	6,434,582
MVS .	382,352	11.5813	4,428,169	-	4,428,169
NWD	254,495	14.8233	3,772,513	35,994	3,808,507
RES .	1,906,941	14.5082	27,667,316	13,347	27,680,663
RGS .	266,116	12.3124	3,285,376	13,729	3,299,105
RSS .	85,319	9.8579	841,013	-	841,013
SGS .	91,155	6.3172	575,848	-	575,848
SIS .	48,448	10.4868	508,084	-	508,084
TRS .	2,017,890	16.5156	33,306,489	453,425	33,759,914
UTS .	657,092	17.3147	11,394,631	50,376	11,445,007
			$238,788,023	$1,580,756	$240,368,779
Net Assets			$314,337,995	$2,484,724	$316,822,719

See notes to financial statements


Regatta and Regatta Gold Sub-Accounts Included in

Sun Life (N.Y.) Variable Account C

Statement of Operations - Year Ended December 31, 2001

BDS Sub-Account		CAS Sub-Account	COS Sub-Account	EGS Sub-Account	FCE Sub-Account
Income and Expenses:
Dividend income	$17,550	$156,945	$-	$-	$-
Mortality and expense risk charges	(8,403)	(541,820)	(100,626)	(336,415)	(2,390)
Administrative charges	(1,008)	(65,018)	(12,075)	(40,370)	(287)
Net investment income (loss)	$8,139	$(449,893)	$(112,701)	$(376,785)	$(2,677)
Realized and Unrealized Gains (Losses):
Realized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares .	$11,419	$(5,857,166)	$(254,743)	$(187,315)	$(9,526)
Realized gain distributions	-	16,753,570	1,300,868	4,968,373	-
Net realized gains (losses)	$11,419	$10,896,404	$1,046,125	$4,781,058	$(9,526)
Net unrealized appreciation (depreciation) on investments:
End of year	$22,175	$(26,744,053)	$(3,588,195)	$(14,814,707)	$(29,231)
Beginning of year	7,033	(1,395,753)	(57,753)	3,545,911	(32,552)
Change in unrealized appreciation (depreciation)	$15,142	$(25,348,300)	$(3,530,442)	$(18,360,618)	$3,321
Realized and unrealized gains (losses)	$26,561	$(14,451,896)	$(2,484,317)	$(13,579,560)	$(6,205)
Increase (Decrease) in net assets from operations .	$34,700	$(14,901,789)	$(2,597,018)	$(13,956,345)	$(8,882)

FCG Sub-Account		GAA Sub-Account	GGR Sub-Account	GGS Sub-Account	GSS Sub-Account
Income and Expenses:
Dividend income	$9,081	$145,731	$91,112	$-	$681,758
Mortality and expense risk charges	(16,027)	(37,164)	(160,875)	(34,178)	(154,141)
Administrative charges	(1,923)	(4,460)	(19,305)	(4,101)	(18,497)
Net investment income (loss)	$(8,869)	$104,107	$(89,068)	$(38,279)	$509,120
Realized and Unrealized Gains (Losses):
Realized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	$2,236	$(63,709)	$(482,943)	$(87,910)	$143,856
Realized gain distributions	53,268	279,937	4,620,511	-	-
Net realized gains (losses)	$55,504	$216,228	$4,137,568	$(87,910)	$143,856
Net unrealized appreciation (depreciation) on investments:
End of year	$(278,719)	$(588,943)	$(6,663,759)	$(201,345)	$499,909
Beginning of year	6,225	69,663	704,929	(228,467)	410,252
Change in unrealized appreciation (depreciation)	$(284,944)	$(658,606)	$(7,368,688)	$27,122	$89,657
Realized and unrealized gains (losses)	$(229,440)	$(442,378)	$(3,231,120)	$(60,788)	$233,513
Increase (Decrease) in net assets from operations .	$(238,309)	$(338,271)	$(3,320,188)	$(99,067)	$742,633

See notes to financial statements


Regatta and Regatta Gold Sub-Accounts Included in

Sun Life (N.Y.) Variable Account C

Statement of Operations - Year Ended December 31, 2001 - continued

GTR Sub-Account		HYS Sub-Account	MII Sub-Account	MIS Sub-Account	MIT Sub-Account
Income and Expenses:
Dividend income	$170,802	$1,176,782	$56,749	$8,507	$514,060
Mortality and expense risk charges	(51,634)	(152,143)	(34,240)	(93,990)	(787,690)
Administrative charges	(6,196)	(18,257)	(4,109)	(11,279)	(94,523)
Net investment income (loss)	$112,972	$1,006,382	$18,400	$(96,762)	$(368,153)
Realized and Unrealized Gains (Losses):
Realized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	$(40,421)	$(1,016,177)	$(38,157)	$(321,093)	$(29,606)
Realized gain distributions	258,874	-	281,359	880,298	5,607,657
Net realized gains (losses)	$218,453	$(1,016,177)	$243,202	$559,205	$5,578,051
Net unrealized appreciation (depreciation) on investments:
End of year	$(586,436)	$(2,222,797)	$(586,288)	$(3,278,788)	$(15,373,827)
Beginning of year	85,777	(2,291,930)	172,002	(485,979)	2,477,956
Change in unrealized appreciation (depreciation)	$(672,213)	$69,133	$(758,290)	(2,792,809)	$(17,851,783)
Realized and unrealized gains (losses)	$(453,760)	$(947,044)	$(515,088)	$(2,233,604)	$(12,273,732)
Increase (Decrease) in net assets from operations	$(340,788)	$59,338	$(496,688)	$(2,330,366)	$(12,641,885)

MMS Sub-Account		MSS Sub-Account	MVS Sub-Account	NWD Sub-Account	RES Sub-Account
Income and Expenses:
Dividend income	$507,349	$-	$11,962	$-	$9,721
Mortality and expense risk charges	(174,409)	(164,165)	(33,851)	(38,078)	(411,079)
Administrative charges	(20,929)	(19,700)	(4,062)	(4,569)	(49,329)
Net investment income (loss)	$312,011	$(183,865)	$(25,951)	$(42,647)	$(450,687)
Realized and Unrealized Gains (Losses):
Realized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	$-	$(939,318)	$21,108	$(103,177)	$(976,158)
Realized gain distributions	-	2,410,186	70,353	206,981	7,098,221
Net realized gains (losses)	$-	$1,470,868	$91,461	$103,804	$6,122,063
Net unrealized appreciation (depreciation) on investments:
End of year	$-	$(9,864,692)	$(93,535)	$(299,740)	$(11,731,610)
Beginning of year	-	(1,451,620)	111,007	(59,121)	3,176,777
Change in unrealized appreciation (depreciation).	$-	$(8,413,072)	$(204,542)	$(240,619)	$(14,908,387)
Realized and unrealized gains (losses)	$-	$(6,942,204)	$(113,081)	$(136,815)	$(8,786,324)
Increase (Decrease) in net assets from operations	$312,011	$(7,126,069)	$(139,032)	$(179,462)	$(9,237,011)

See notes to financial statements


Regatta and Regatta Gold Sub-Accounts Included in

Sun Life (N.Y.) Variable Account C

Statement of Operations - Year Ended December 31, 2001 - continued

RGS Sub-Account		RSS Sub-Account	SGS Sub-Account	SIS Sub-Account	TRS Sub-Account	UTS Sub-Account
Income and Expenses:
Dividend income	$15,349	$6,792	$-	$13,669	$1,854,260	$641,729
Mortality and expense risk charges	(42,599)	(10,459)	(3,412)	(5,531)	(663,931)	(206,860)
Administrative charges	(5,112)	(1,255)	(409)	(664)	(79,672)	(24,823)
Net investment income (loss)	$(32,362)	$(4,922)	$(3,821)	$7,474	$1,110,657	$410,046
Realized and Unrealized Gains (Losses):
Realized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	$98,372	$(22,056)	$(11,341)	$(348)	$(491,971)	$(200,570)
Realized gain distributions	78,537	11,743	3,558	1,449	3,348,914	1,756,622
Net realized gains (losses)	$176,909	$(10,313)	$(7,783)	$1,101	$2,856,943	$1,556,052
Net unrealized appreciation (depreciation) on investments:
End of year	$(255,915)	$(209,569)	$(43,618)	$710	$(2,506,225)	$(4,753,107)
Beginning of year	363,595	(46,549)	(11,553)	1,390	1,988,911	2,045,811
Change in unrealized appreciation (depreciation)	$(619,510)	$(163,020)	$(32,065)	$(680)	$(4,495,136)	$(6,798,918)
Realized and unrealized gains (losses)	$(442,601)	$(173,333)	$(39,848)	$421	$(1,638,193)	$(5,242,866)
Increase (Decrease) in net assets from operations	$(474,963)	$(178,255)	$(43,669)	$7,895	$(527,536)	$(4,832,820)

See notes to financial statements


Regatta and Regatta Gold Sub-Accounts Included in

Sun Life (N.Y.) Variable Account C

Statements of Changes in Net Assets

BDS Sub-Account			CAS Sub-Account		COS Sub-Account
Year Ended December 31,			Year Ended December 31,		Year Ended December 31,
2001		2000	2001	2000	2001	2000
Operations:
Net investment income (loss)	$8,139	$189	$(449,893)	$7,646,662	$(112,701)	$897,345
Net realized gains (losses) . .	11,419	125	10,896,404	3,792,393	1,046,125	687,750
Net unrealized gains (losses)	15,142	6,997	(25,348,300)	(19,611,764)	(3,530,442)	(2,431,552)
Increase (Decrease) in net assets from operations	$34,700	$7,311	$(14,901,789)	$(8,172,709)	$(2,597,018)	$(846,457)

Contract Owner Transactions:
Accumulation Activity:
Purchase payments received	$56,427	$55,771	$735,280	$1,737,371	$478,185	$1,110,890
Net transfers between Sub-Accounts and Fixed Account	954,595	70,905	1,062,889	(832,250)	(130,213)	1,621,983
Withdrawals, surrenders, annuitizations and contract charges	(13,089)	(747)	(5,479,781)	(5,655,055)	(650,904)	(415,708)
Net accumulation activity	$997,933	$125,929	$(3,681,612)	$(4,749,934)	$(302,932)	$2,317,165
Annuitization Activity:
Annuitizations .	$-	$-	$3,894	$9,269	$-	$-
Annuity payments and account fees	-	-	(12,173)	(37,966)	-	-
Adjustments to annuity reserve	-	-	(59,881)	2,787	-	-
Net annuitization activity	$-	$-	$(68,160)	$(25,910)	$-	$-
Increase (Decrease) in net assets from contract owner transactions	$997,933	$125,929	$(3,749,772)	$(4,775,844)	$(302,932)	$2,317,165
Increase (Decrease) in net assets.	$1,032,633	$133,240	$(18,651,561)	$(12,948,553)	$(2,899,950)	$1,470,708
Net Assets:
Beginning of year	156,259	23,019	55,706,709	68,655,262	9,850,473	8,379,765
End of year	$1,188,892	$156,259	$37,055,148	$55,706,709	$6,950,523	$9,850,473

See notes to financial statements


Regatta and Regatta Gold Sub-Accounts Included in

Sun Life (N.Y.) Variable Account C

Statements of Changes in Net Assets - continued
	EGS Sub-Account		FCE Sub-Account		FCG Sub-Account
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2001	2000	2001	2000	2001	2000
Operations:
Net investment income (loss)	$(376,785)	$4,287,616	$(2,677)	$(2,871)	$(8,869)	$5,791
Net realized gains (losses)	4,781,058	5,852,587	(9,526)	44,783	55,504	18,732
Net unrealized gains (losses)	(18,360,618)	(20,829,648)	3,321	(93,398)	(284,944)	(133,754)
Increase (Decrease) in net assets from operations	$(13,956,345)	$(10,689,445)	$(8,882)	$(51,486)	$(238,309)	$(109,231)

Contract Owner Transactions:
Accumulation Activity:
Purchase payments received	$435,580	$2,147,374	$9,691	$11,854	$16,014	$415,386
Net transfers between Sub-Accounts and Fixed Account	(1,224,035)	6,121,903	39,268	(11,130)	219,740	449,919
Withdrawals, surrenders, annuitizations and contract charges	(2,066,244)	(6,500,909)	(9,874)	(37,664)	(37,897)	(49,375)
Net accumulation activity	$(2,854,699)	$1,768,368	$39,085	$(36,940)	$197,857	$815,930
Annuitization Activity:
Annuitizations	$-	$52,612	$-	$-	$-	$-
Annuity payments and account fees	(11,373)	(18,916)	-	-	(598)	(733)
Adjustments to annuity reserve	(4,250)	(3,224)	-	-	(526)	(102)
Net annuitization activity	$(15,623)	$30,472	$-	$-	$(1,124)	$(835)
Increase (Decrease) in net assets from contract
owner transactions	$(2,870,322)	$1,798,840	$39,085	$(36,940)	$196,733	$815,095
Increase (Decrease) in net assets	$(16,826,667)	$(8,890,605)	$30,203	$(88,426)	$(41,576)	$705,864
Net Assets:
Beginning of year	39,876,201	48,766,806	172,476	260,902	1,395,524	689,660
End of year	$23,049,534	$39,876,201	$202,679	$172,476	$1,353,948	$1,395,524

See notes to financial statements


Regatta and Regatta Gold Sub-Accounts Included in

Sun Life (N.Y.) Variable Account C

Statements of Changes in Net Assets - continued

	GAA Sub-Account		GGR Sub-Account		GGS Sub-Account
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2001	2000	2001	2000	2001	2000
Operations:
Net investment income (loss)	$104,107	$141,534	$(89,068)	$2,780,170	$(38,279)	$97,619
Net realized gains (losses).	216,228	39,216	4,137,568	1,382,734	(87,910)	(195,188)
Net unrealized gains (losses)	(658,606)	(317,779)	(7,368,688)	(6,992,335)	27,122	83,022
Increase (Decrease) in net assets from operations	$(338,271)	$(137,029)	$(3,320,188)	$(2,829,431)	$(99,067)	$(14,547)

Contract Owner Transactions:
Accumulation Activity:
Purchase payments received	$37,550	$64,381	$98,272	$555,038	$32,987	$27,277
Net transfers between Sub-Accounts and Fixed Account	(41,357)	(33,977)	(764,428)	(195,060)	(222,191)	(128,828)
Withdrawals, surrenders, annuitizations and contract charges	(271,095)	(287,058)	(1,060,170)	(1,066,047)	(467,584)	(221,863)
Net accumulation activity	$(274,902)	$(256,654)	$(1,726,326)	$(706,069)	$(656,788)	$(323,414)
Annuitization Activity:
Annuitizations	$-	$-	$-	$9,592	$-	$-
Annuity payments and account fees	-	-	(4,067)	(5,494)	-	-
Adjustments to annuity reserve	-	-	4,545	(752)	7	(4)
Net annuitization activity	$-	$-	$478	$3,346	$7	$(4)
Increase (Decrease) in net assets from contract owner transactions	$(274,902)	$(256,654)	$(1,725,848)	$(702,723)	$(656,781)	$(323,418)
Increase (Decrease) in net assets.	$(613,173)	$(393,683)	$(5,046,036)	$(3,532,154)	$(755,848)	$(337,965)
Net Assets:
Beginning of year	3,324,749	3,718,432	16,273,092	19,805,246	3,049,546	3,387,421
End of year	$2,711,576	$3,324,749	$11,227,056	$16,273,092	$2,293,608	$3,049,456

See notes to financial statements


Regatta and Regatta Gold Sub-Accounts Included in

Sun Life (N.Y.) Variable Account C

Statements of Changes in Net Assets - continued

	GSS Sub-Account		GTR Sub-Account		HYS Sub-Account
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2001	2000	2001	2000	2001	2000
Operations:
Net investment income (loss)	$509,120	$617,685	$112,972	$277,733	$1,006,382	$1,212,602
Net realized gains (losses).	143,856	(85,832)	218,453	43,208	(1,016,177)	(591,781)
Net unrealized gains (losses)	89,657	878,733	(672,213)	(283,438)	69,133	(1,757,045)
Increase (Decrease) in net assets from operations	$742,633	$1,410,586	$(340,788)	$37,503	$59,338	$(1,136,224)

Contract Owner Transactions:
Accumulation Activity:
Purchase payments received	$440,596	$162,306	$139,533	$150,550	$150,457	$628,744
Net transfers between Sub-Accounts and Fixed Account	(559,110)	1,562,711	(83,080)	(172,879)	561,246	(1,535,024)
Withdrawals, surrenders, annuitizations and contract charges	(4,454,679)	(1,769,778)	(207,476)	(147,196)	(1,651,373)	(1,611,549)
Net accumulation activity	$(4,573,193)	$(44,761)	$(151,023)	$(213,525)	$(939,670)	$(2,517,829)
Annuitization Activity:
Annuitizations	$-	$-	$-	$-	$-	$-
Annuity payments and account fees	(6,349)	(5,951)	(6,573)	(7,012)	(13,435)	(17,106)
Adjustments to annuity reserve	8,366	(1,159)	(3,750)	(1,055)	(8,213)	(3,948)
Net annuitization activity	$2,017	$(7,110)	$(10,323)	$(8,067)	$(21,648)	$(21,054)
Increase (Decrease) in net assets from contract owner transactions	$(4,571,176)	$(51,871)	$(161,346)	$(221,592)	$(961,318)	$(2,538,883)
Increase (Decrease) in net assets.	$(3,828,543)	$1,358,715	$(502,134)	$(184,089)	$(901,980)	$(3,675,107)
Net Assets:
Beginning of year	15,517,004	14,158,289	4,485,592	4,669,681	12,741,233	16,416,340
End of year	$11,688,461	$15,517,004	$3,983,458	$4,485,592	$11,839,253	$12,741,233

See notes to financial statements


Regatta and Regatta Gold Sub-Accounts Included in

Sun Life (N.Y.) Variable Account C

Statements of Changes in Net Assets - continued

MII Sub-Account			MIS Sub-Account		MIT Sub-Account
Year Ended December 31,			Year Ended December 31,		Year Ended December 31,
2001		2000	2001	2000	2001	2000
Operations:
Net investment income (loss)	$18,400	$297,305	$(96,762)	$167,854	$(368,153)	$4,856,425
Net realized gains (losses).	243,202	144,869	559,205	110,391	5,578,051	2,521,139
Net unrealized gains (losses)	(758,290)	(571,679)	(2,792,809)	(1,062,409)	(17,851,783)	(8,479,176)
Increase (Decrease) in net assets from operations	$(496,688)	$(129,505)	$(2,330,366)	$(784,164)	$(12,641,885)	$(1,101,612)

Contract Owner Transactions:
Accumulation Activity:
Purchase payments received	$73,257	$152,805	$906,903	$1,931,389	$964,086	$2,457,740
Net transfers between Sub-Accounts and Fixed Account	(12,740)	(72,736)	1,062,537	3,753,981	(5,079)	(4,016,269)
Withdrawals, surrenders, annuitizations and contract charges	(161,560)	(404,064)	(256,295)	(195,760)	(5,752,583)	(6,259,219)
Net accumulation activity	$(101,043)	$(323,995)	$1,713,145	$5,489,610	$(4,793,576)	$(7,817,748)
Annuitization Activity:
Annuitizations	$-	$-	$-	$61,495	$4,427	$67,579
Annuity payments and account fees	(5,301)	(3,612)	(13,931)	(18,828)	(64,334)	(79,741)
Adjustments to annuity reserve	(1,456)	232	(6,806)	(3,836)	(115,035)	(7,282)
Net annuitization activity	$(6,757)	$(3,380)	$(20,737)	$38,831	$(174,942)	$(19,444)
Increase (Decrease) in net assets from contract owner transactions	$(107,800)	$(327,375)	$1,692,408	$5,528,441	$(4,968,518)	$(7,837,192)
Increase (Decrease) in net assets.	$(604,488)	$(456,880)	$(637,958)	$4,744,277	$(17,610,403)	$(8,938,804)
Net Assets:
Beginning of year	3,201,966	3,658,846	8,350,375	3,606,098	75,090,309	84,029,113
End of year	$2,597,478	$3,201,966	$7,712,417	$8,350,375	$57,479,906	$75,090,309

See notes to financial statements


Regatta and Regatta Gold Sub-Accounts Included in

Sun Life (N.Y.) Variable Account C

Statements of Changes in Net Assets - continued

	MMS Sub-Account		MSS Sub-Account		MVS Sub-Account
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2001	2000	2001	2000	2001	2000
Operations:
Net investment income (loss)	$312,011	$572,283	$(183,865)	$4,383,568	$(25,951)	$(2,469)
Net realized gains (losses).	-	-	1,470,868	1,869,286	91,461	26,958
Net unrealized gains (losses)	-	-	(8,413,072)	(12,536,053)	(204,542)	109,115
Increase (Decrease) in net assets from operations	$312,011	$572,283	$(7,126,069)	$(6,283,199)	$(139,032)	$133,604

Contract Owner Transactions:
Accumulation Activity:
Purchase payments received	$2,166,703	$2,779,898	$111,606	$851,479	$1,241,242	$414,597
Net transfers between Sub-Accounts and Fixed Account	12,360,416	669,976	(447,771)	1,812,759	2,368,589	353,992
Withdrawals, surrenders, annuitizations and contract charges	(9,800,201)	(6,918,180)	(1,577,201)	(1,457,773)	(161,133)	(19,002)
Net accumulation activity	$4,726,918	$(3,471,306)	$(1,913,366)	$1,206,465	$3,448,698	$749,587
Annuitization Activity:
Annuitizations	$315,318	$-	$-	$-	$-	$-
Annuity payments and account fees	(15,797)	(15,819)	(6,555)	(11,299)	-	-
Adjustments to annuity reserve	5,344	(853)	(3,435)	(1,897)	-	-
Net annuitization activity	$304,865	$(16,672)	$(9,990)	$(13,196)	$-	$-
Increase (Decrease) in net assets from contract owner transactions	$5,031,783	$(3,487,978)	$(1,923,356)	$1,193,269	$3,448,698	$749,587
Increase (Decrease) in net assets.	$5,343,794	$(2,915,695)	$(9,049,425)	$(5,089,930)	$3,309,666	$883,191
Net Assets:
Beginning of year	11,532,467	14,448,162	19,895,150	24,985,080	1,118,503	235,312
End of year	$16,876,261	$11,532,467	$10,845,725	$19,895,150	$4,428,169	$1,118,503

See notes to financial statements


Regatta and Regatta Gold Sub-Accounts Included in

Sun Life (N.Y.) Variable Account C

Statements of Changes in Net Assets - continued

	NMD Sub-Account		RES Sub-Account		RGS Sub-Account
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2001	2000	2001	2000	2001	2000
Operations:
Net investment income (loss)	$(42,647)	$97,266	$(450,687)	$4,293,126	$(32,362)	$14,002
Net realized gains (losses).	103,804	134,431	6,122,063	1,770,255	176,909	83,556
Net unrealized gains (losses)	(240,619)	(389,973)	(14,908,387)	(8,411,407)	(619,510)	(25,747)
Increase (Decrease) in net assets from operations	$(179,462)	$(158,276)	$(9,237,011)	$(2,348,026)	$(474,963)	$71,811

Contract Owner Transactions:
Accumulation Activity:
Purchase payments received	$522,210	$518,669	$551,120	$1,192,055	$109,739	$280,491
Net transfers between Sub-Accounts and Fixed Account	878,992	1,285,427	(1,703,970)	642,900	(110,513)	(19,918)
Withdrawals, surrenders, annuitizations and contract charges	(124,487)	(94,291)	(3,726,669)	(3,640,209)	(304,089)	(181,082)
Net accumulation activity	$1,276,715	$1,709,805	$(4,879,519)	$(1,805,254)	$(304,863)	$79,491
Annuitization Activity:
Annuitizations	$-	$51,873	$-	$-	$-	$-
Annuity payments and account fees	(1,873)	(1,656)	(1,100)	(1,455)	(1,063)	(1,193)
Adjustments to annuity reserve	(3,002)	(1,725)	(985)	(158)	(931)	(88)
Net annuitization activity	$(4,875)	$48,492	$(2,085)	$(1,613)	$(1,994)	$(1,281)
Increase (Decrease) in net assets from contract owner transactions	$1,271,840	$1,758,297	$(4,881,604)	$(1,806,867)	$(306,857)	$78,210
Increase (Decrease) in net assets.	$1,092,378	$1,600,021	$(14,118,615)	$(4,154,893)	$(781,820)	$150,021
Net Assets:
Beginning of year	2,716,129	1,116,108	41,799,278	45,954,171	4,080,925	3,930,904
End of year	$3,808,507	$2,716,129	$27,680,663	$41,799,278	$3,299,105	$4,080,925

See notes to financial statements


Regatta and Regatta Gold Sub-Accounts Included in

Sun Life (N.Y.) Variable Account C

Statements of Changes in Net Assets - continued

	RSS Sub-Account		SGS Sub-Account		SIS Sub-Account
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2001	2000	2001	2000(a)	2001	2000
Operations:
Net investment income (loss)	$(4,922)	$25,853	$(3,821)	$(407)	$7,474	$6,435
Net realized gains (losses)	(10,313)	20,668	(7,783)	(6)	1,101	(85)
Net unrealized gains (losses)	(163,020)	(107,186)	(32,065)	(11,553)	(680)	(1,634)
Increase (Decrease) in net assets from operations.	$(178,255)	$(60,665)	$(43,669)	$(11,966)	$7,895	$4,716

Contract Owner Transactions:
Accumulation Activity:
Purchase payments received	$80,925	$257,444	$260,123	$88,979	$37,235	$25,314
Net transfers between Sub-Accounts and Fixed Account	61,699	405,633	270,903	20,004	117,378	79,040
Withdrawals, surrenders, annuitizations and contract charges	(19,772)	(16,077)	(8,197)	(329)	(4,174)	(2,431)
Net accumulation activity	$122,852	$647,000	$522,829	$108,654	$150,439	$101,923
Annuitization Activity:
Annuitizations	$-	$-	$-	$-	$-	$-
Annuity payments and account fees	-	-	-	-	-	-
Adjustments to annuity reserve	-	-	-	-	-	-
Net annuitization activity	$-	$-	$-	$-	$-	$-
Increase (Decrease) in net assets from contract owner
transactions	$122,852	$647,000	$522,829	$108,654	$150,439	$101,923
Increase (Decrease) in net assets	$(55,403)	$586,335	$479,160	$96,688	$158,334	$106,639
Net Assets:
Beginning of year.	896,416	310,081	96,688	-	349,750	243,111
End of year	$841,013	$896,416	$575,848	$96,688	$508,084	$349,750

(a) For the period January 1, 2000 (commencement of operations) through December 31, 2000.

See notes to financial statements


Regatta and Regatta Gold Sub-Accounts Included in

Sun Life (N.Y.) Variable Account C

Statements of Changes in Net Assets - continued

	TRS Sub-Account		UTS Sub-Account
	Year Ended December 31,		Year Ended December 31,
	2001	2000	2001	2000
Operations:
Net investment income (loss)	$1,110,657	$4,523,676	$410,046	$1,555,338
Net realized gains (losses)	2,856,943	(659,563)	1,556,052	464,120
Net unrealized gains (losses)	(4,495,136)	3,579,499	(6,798,918)	(1,106,163)
Increase (Decrease) in net assets from operations .	$(527,536)	$7,443,612	$(4,832,820)	$913,295

Contract Owner Transactions:
Accumulation Activity:
Purchase payments received	$2,384,411	$882,479	$579,110	$1,156,952
Net transfers between Sub-Accounts and Fixed Account	3,458,887	(2,379,578)	(816,990)	1,819,300
Withdrawals, surrenders, annuitizations and contract charges	(8,699,210)	(5,581,400)	(1,017,768)	(768,424)
Net accumulation activity	$(2,855,912)	$(7,078,499)	$(1,255,648)	$2,207,828
Annuitization Activity:
Annuitizations	$4,141	$-	$-	$-
Annuity payments and account fees	(151,038)	(141,943)	(18,706)	(20,625)
Adjustments to annuity reserve	(35,605)	(27,400)	5,836	(2,241)
Net annuitization activity	$(182,502)	$(169,343)	$(12,870)	$(22,866)
Increase (Decrease) in net assets from contract owner
transactions	$(3,038,414)	$(7,247,842)	$(1,268,518)	$2,184,962
Increase (Decrease) in net assets	$(3,565,950)	$195,770	$(6,101,338)	$3,098,257
Net Assets:
Beginning of year	56,609,956	56,414,186	19,682,739	16,584,482
End of year	$53,044,006	$56,609,956	$13,581,401	$19,682,739

See notes to financial statements


Regatta and Regatta Gold Sub-Accounts Included in

Sun Life (N.Y.) Variable Account C

Notes to Financial Statements

(1) Organization

Sun Life (N.Y.) Variable Account C (the ''Variable Account''), a separate account of Sun Life Insurance and Annuity Company of New York, the (''Sponsor'') (a wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.)), was established on October 18, 1985 as a funding vehicle for the variable portion of certain individual combination fixed/variable annuity contracts. Sale of the Regatta-NY and Regatta Gold-NY contracts commenced on April 1, 1993 and August 1, 1996, respectively. The Variable Account is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as a unit investment trust and exists in accordance with the regulations of the Delaware insurance department.

The assets of the Variable Account are divided into Sub-Accounts. Each Sub-Account is invested in shares of a specific series of MFS/Sun Life Series Trust (the ''Series Trust'') as selected by contract owners. The Series Trust is an open-end management investment company registered under the Investment Company Act of 1940. Massachusetts Financial Services Company (''MFS''), an affiliate of Sun Life Assurance Company of Canada (U.S.), is the investment adviser to the Series Trust.

Under applicable insurance law, the assets and liabilities of Separate Account C are clearly identified and distinguished from the Sponsor's other assets and liabilities. The portion of Separate Account C's assets applicable to the variable annuity contracts is not chargeable with liabilities arising out of any other business the Sponsor may conduct.

(2) Significant Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain prior year amounts have been reclassified to conform to the current year's presentation.

Investment Valuations

Investments in shares of the Series Trust are recorded at their net asset value. The Series Trust values their investment securities at fair value. Transactions are recorded on a trade date basis. Realized gains and losses on sales of shares of the Series Trust are determined on the identified cost basis. Dividend income and capital gain distributions received by the Sub-Accounts are reinvested in additional Series Trust shares and are recognized on the ex-dividend date.


Regatta and Regatta Gold Sub-Accounts Included in

Sun Life (N.Y.) Variable Account C

Notes to Financial Statements - continued

(2) Significant Accounting Policies- continued

Exchanges between Sub-Accounts requested by contract owners are recorded in the new Sub-Account upon receipt of the redemption proceeds.

Federal Income Tax Status

The operations of the Variable Account are part of the operations of the Sponsor and are not taxed separately. The Variable Account is not taxed as a regulated investment company. The Sponsor qualifies for the federal income tax treatment granted to life insurance companies under Subchapter L of the Internal Revenue Code. Under existing federal income tax law, investment income and capital gains earned by the Variable Account on contract owner reserves are not taxable, and therefore, no provision has been made for federal income taxes.

(3) Contract Charges and Related Party Transactions

A mortality and expense risk charge based on the value of the Variable Account is deducted from the Variable Account at the end of each valuation period for the mortality and expense risks assumed by the Sponsor. These deductions are transferred periodically to the Sponsor. Currently, the deduction is at an effective annual rate of 1.25%.

Each year on the contract anniversary, an account administration fee (''Account Fee'') of $30 is deducted from each contract's accumulation account. After the annuity commencement date the Account Fee is deducted pro rata from each variable annuity payment made during the year. In addition, a deduction is made from the Variable Account at the end of each valuation period (during both the accumulation period and after annuity payments begin) at an effective annual rate of 0.15% of the daily net assets of the Variable Account. These charges are paid to the Sponsor to reimburse it for administrative expenses which exceed the revenues received from the Account Fee.

Massachusetts Financial Services Company, an affiliate of Sun Life Assurance Company of Canada (U.S.), is the investment advisor to the Series Trust and charges a management fee at an effective annual rate ranging from .58% to 1.57% of the Series Trust's net assets.

The Sponsor does not deduct a sales charge from the purchase payments. However, a withdrawal charge (contingent deferred sales charge) of up to 6% of certain amounts withdrawn, when applicable, will be deducted to cover certain expenses relating to the sale of the contracts. In no event shall the aggregate withdrawal charges assessed exceed 9% of the purchase payment made under a Regatta-NY contract or 6% of the aggregate purchase payments made under a Regatta Gold-NY contract.


Regatta and Regatta Gold Sub-Accounts Included in

Sun Life (N.Y.) Variable Account C

Notes to Financial Statements - continued

(3) Contract Charges and Related Party Transactions - continued

For the year ended December 31, 2001, the Sponsor received the following amount related to the above mentioned contract and surrender charges. These charges are reflected in the ''Withdrawals, surrenders, annuitizations and contract charges'' line of the Statement of Changes in Net Assets.

Contract Charges		Surrender Charges
Bond Series	$129	$-
Capital Appreciation Series	16,286	51,608
Capital Opportunities Series	2,862	8,388
Emerging Growth Series	9,968	13,577
Emerging Markets Equity Series	198	355
International Growth Series	511	4
Global Asset Allocation Series	1,394	3,828
Global Growth Series	4,819	10,973
Global Governments Series	1,092	3,085
Government Securities Series	3,964	54,910
Global Total Return Series	1,390	1,337
High Yield Series	4,245	29,000
International Investors Trust Series	1,177	544
Massachusetts Investors Growth Stock Series	2,728	3,369
Massachusetts Investors Trust Series	19,110	63,875
Money Market Series	4,634	103,245
Managed Sectors Series	6,018	26,826
Value Series	429	2,451
New Discovery Series	908	2,534
Research Series	12,660	63,998
Research Growth and Income Series	1,205	6,744
Research International Series	242	141
Strategic Growth Series	14	-
Strategic Income Series	18	8
Total Return Series	17,264	125,588
Utilities Series	4,323	17,317


Regatta and Regatta Gold Sub-Accounts Included in

Sun Life (N.Y.) Variable Account C

Notes to Financial Statements - continued

(4) Annuity Reserves

Annuity reserves are calculated using the 1983 Individual Annuitant Mortality Table and an assumed interest rate of 4% for Regatta-NY contracts and 3% for Regatta Gold-NY contracts. Required adjustments to the reserves are accomplished by transfers to or from the Sponsor.

(5) Units Activity from Contract Owner Transactions

	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub-Accounts and Fixed Account		Units Withdrawn, Surrendered and Annuitized		Units Outstanding End of Year

	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,		Year Ended December 31,		Year Ended December 31,

	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
MFS Regatta Contracts:
CAS	878,308	952,236	1,370	577	41,618	11,475	(137,481)	(85,980)	783,815	878,308
GGR	312,693	326,782	-	-	(18,467)	(125)	(40,893)	(13,964)	253,333	312,693
GGS	170,907	186,528	2,521	-	(16,766)	(304)	(30,977)	(15,317)	125,685	170,907
GSS	543,141	602,006	1,599	-	(53,558)	18,991	(169,146)	(77,856)	322,036	543,141
HYS	209,754	258,754	504	-	338	(19,233)	(29,030)	(29,767)	181,566	209,754
MIT	684,415	751,259	1,422	1,183	(7,497)	(1,595)	(102,088)	(66,432)	576,252	684,415
MMS	443,137	471,149	8,832	9,895	513,165	243,615	(477,409)	(281,522)	487,725	443,137
MSS	268,401	281,981	897	356	(10,083)	4,948	(36,320)	(18,884)	222,895	268,401
TRS	1,053,465	1,226,124	9,922	2,143	18,800	(11,779)	(225,408)	(163,023)	856,779	1,053,465
UTS	97,977	95,916	-	-	(3,068)	7,895	(5,419)	(5,834)	89,490	97,977
MFS Regatta Gold Contracts:
BDS	14,630	2,344	5,720	5,576	86,238	6,783	(1,851)	(73)	104,737	14,630
CAS	1,492,787	1,596,747	44,533	76,764	(27,815)	(61,228)	(143,521)	(119,496)	1,365,984	1,492,787
COS	530,934	423,782	30,392	52,818	(8,865)	74,369	(46,232)	(20,035)	506,229	530,934
EGS	1,714,685	1,674,168	25,104	75,225	(76,570)	204,375	(126,617)	(239,083)	1,536,602	1,714,685
FCE	24,973	28,793	1,405	1,687	5,204	(883)	(1,508)	(4,624)	30,074	24,973
FCG	121,359	53,996	1,651	34,134	23,044	37,270	(3,859)	(4,041)	142,195	121,359
GAA	241,078	259,810	2,733	4,419	(3,570)	(2,637)	(21,360)	(20,514)	218,881	241,078
GGR	489,355	509,687	5,559	26,533	(28,803)	(12,122)	(18,050)	(34,743)	448,061	489,355
GGS	76,984	89,314	95	2,689	(1,237)	(12,252)	(6,738)	(2,767)	69,104	76,984
GSS	610,154	553,951	32,469	13,737	11,745	101,518	(149,879)	(59,052)	504,489	610,154
GTR	295,796	310,409	9,721	7,318	(6,541)	(11,925)	(14,487)	(10,006)	284,489	295,796
HYS	848,963	988,547	12,943	51,222	49,156	(95,367)	(107,671)	(95,439)	803,391	848,963
MII	220,666	246,036	5,727	10,637	(1,170)	(8,723)	(12,326)	(27,284)	212,897	220,666
MIS	703,237	275,481	98,003	150,004	110,139	292,715	(28,686)	(14,963)	882,693	703,237
MIT	2,982,000	3,305,098	56,036	130,426	5,672	(219,418)	(208,911)	(234,106)	2,834,797	2,982,000
MMS	487,950	760,178	172,650	231,802	474,381	(209,680)	(298,328)	(294,350)	836,653	487,950
MSS	515,612	478,856	4,962	31,032	(18,525)	35,992	(49,797)	(30,268)	452,252	515,612
MVS	88,109	23,813	104,775	34,635	203,932	32,161	(14,464)	(2,500)	382,352	88,109
NWD	168,713	69,746	35,021	30,714	58,938	73,647	(8,177)	(5,394)	254,495	168,713
RES	2,232,305	2,320,814	32,742	58,618	(118,438)	29,806	(239,668)	(176,933)	1,906,941	2,232,305
RGS	289,277	283,227	8,875	20,875	(8,582)	(1,220)	(23,454)	(13,605)	266,116	289,277
RSS	73,754	23,159	7,845	19,745	5,666	32,104	(1,946)	(1,254)	85,319	73,754
SGS (a)	11,374	-	39,932	9,441	41,137	1,971	(1,288)	(38)	91,155	11,374
SIS	33,990	23,978	3,665	2,490	11,259	7,761	(466)	(239)	48,448	33,990
TRS	1,932,406	2,196,447	132,381	57,394	185,748	(171,004)	(232,645)	(150,431)	2,017,890	1,932,406
UTS	709,257	616,993	27,941	50,212	(37,675)	67,328	(42,431)	(25,276)	657,092	709,257

(a) For the period January 1, 2000 (commencement of operations) through December 31, 2000.


Regatta and Regatta Gold Sub-Accounts Included in

Sun Life (N.Y.) Variable Account C

Notes to Financial Statements - continued

(6) Investment Purchases and Sales.

The following table shows the aggregate cost of shares purchased and proceeds from the sales of shares for each Sub-account for the year ended December 31, 2001:

	Purchases	Sales
Bond Series	$1,154,929	$148,857
Capital Appreciation Series	22,208,147	9,594,361
Capital Opportunities Series	3,032,458	2,147,223
Emerging Growth Series	6,346,642	4,621,126
Emerging Markets Equity Series	109,285	72,877
International Growth Series	456,031	214,373
Global Asset Allocation Series	517,770	408,628
Global Growth Series	5,340,560	2,539,510
Global Governments Series	190,392	885,459
Government Securities Series	4,442,153	8,512,575
Global Total Return Series	892,907	678,657
High Yield Series	3,620,150	3,566,873
International Investors Trust Series	653,564	460,149
Massachusetts Investors Growth Stock Series	3,475,877	993,127
Massachusetts Investors Trust Series	9,586,047	9,200,026
Money Market Series	20,307,225	14,968,775
Managed Sectors Series	3,797,426	3,491,026
Value Series	3,725,682	232,582
New Discovery Series	2,067,940	628,764
Research Series	8,233,510	6,466,595
Research Growth and Income Series	686,768	946,519
Research International Series	254,310	124,637
Strategic Growth Series	542,005	19,439
Strategic Income Series	191,369	32,007
Total Return Series	12,374,240	10,917,478
Utilities Series	4,284,452	3,392,138


Regatta and Regatta Gold Sub-Accounts Included in

Sun Life (N.Y.) Variable Account C

Notes to Financial Statements - continued

(7) Financial Highlights

The summary of unit values and units outstanding for variable annuity contracts and the expense ratios, excluding expenses of the underlying funds, for the year ended December 31, 2001, follows.

	At December 31,			For the year ended December 31,
	Units	Unit Fair Value lowest to highest (if applicable)	Net Assets	Investment Income Ratio	Expense Ratio lowest to highest	Total Return

Bond Series
December 31, 2001	104,737	$11.3517	$1,188,892	2.59%	1.40%	6.30%
Capital Appreciation Series
December 31, 2001	2,149,799	14.5540 to 21.8936	37,055,148	0.36	1.40	(26.35)
Capital Opportunities Series
December 31, 2001	506,229	13.7322	6,950,523	-	1.40	(26.00)
Emerging Growth Series
December 31, 2001	1,536,602	14.9457	23,049,534	-	1.40	(35.49)
Emerging Markets Equity Series
December 31, 2001	30,074	6.7371	202,679	-	1.40	(2.41)
International Growth Series
December 31, 2001	142,195	9.4694	1,353,948	0.70	1.40	(17.06)
Global Asset Allocation Series
December 31, 2001	218,881	12.3712	2,711,576	4.89	1.40	(10.18)
Global Growth Series
December 31, 2001	701,394	14.9862 to 17.5974	11,227,056	0.70	1.40	(20.80)
Global Governments Series
December 31, 2001	194,789	10.2875 to 12.5661	2,293,608	-	1.40	(3.50)
Government Securities Series
December 31, 2001	826,525	13.3313 to 15.1499	11,688,461	5.48	1.40	5.96
Global Total Return Series
December 31, 2001	284,489	13.8673	3,983,458	4.12	1.40	(7.49)
High Yield Series
December 31, 2001	984,957	11.4032 to 14.4223	11,839,253	9.68	1.40	0.34
International Investors Trust Series
December 31, 2001	212,897	12.0613	2,597,478	0.31	1.40	(15.77)
Massachusetts Investors Growth
Stock Series
December 31, 2001	882,693	8.6184	7,712,417	0.11	1.40	(25.94)
Massachusetts Investors Trust
Series
December 31, 2001	3,411,049	15.4765 to 22.8749	57,479,906	0.81	1.40	(16.90)
Money Market Series
December 31, 2001	1,324,378	11.9911 to 13.1582	16,876,261	3.55	1.40	2.34
Managed Sectors Series
December 31, 2001	675,147	14.1506 to 19.7902	10,845,725	-	1.40	(36.41)
Value Series
December 31, 2001	382,352	11.5813	4,428,169	0.44	1.40	(8.77)
New Discovery Series
December 31, 2001	254,495	14.8233	3,808,507	-	1.40	(6.43)
Research Series
December 31, 2001	1,906,941	14.5082	27,680,663	0.03	1.40	(22.48)


Regatta and Regatta Gold Sub-Accounts Included in

Sun Life (N.Y.) Variable Account C

Notes to Financial Statements - continued

(7) Financial Highlights - continued
	At December 31,			For the year ended December 31,
	Units	Unit Fair Value lowest to highest (if applicable)	Net Assets	Investment Income Ratio	Expense Ratio lowest to highest	Total Return
Research Growth and Income
Series
December 31, 2001	266,116	$12.3124	$3,299,105	0.45%	1.40%	(12.13)%
Research International Series
December 31, 2001	85,319	9.8579	841,013	0.81	1.40	(18.90)
Strategic Growth Series
December 31, 2001	91,155	6.3172	575,848	-	1.40	(25.68)
Strategic Income Series
December 31, 2001	48,448	10.4868	508,084	3.11	1.40	1.92
Total Return Series
December 31, 2001	2,874,669	16.5156 to 21.9054	53,044,006	3.48	1.40	(0.88)
Utilities Series
December 31, 2001	746,582	17.3147 to 23.2179	13,581,401	3.86	1.40	(25.36)


Independent Auditors' Report

To the Contract Owners in Sun Life (N.Y.) Variable Account C

and the Board of Directors of Sun Life Insurance and Annuity Company of New York:

We have audited the accompanying statement of condition of Bond Sub-Account, Capital Appreciation Sub-Account, Capital Opportunities Sub-Account, Emerging Growth Sub-Account, Emerging Markets Equity Sub-Account, International Growth Sub-Account, Global Asset Allocation Sub-Account, Global Growth Sub-Account, Global Governments Sub-Account, Government Securities Sub-Account, Global Total Return Sub-Account, High Yield Sub-Account, International Investors Trust Sub-Account, Massachusetts Investors Growth Stock Sub-Account, Massachusetts Investors Trust Sub-Account, Money Market Sub-Account, Managed Sectors Sub-Account, Value Sub-Account, New Discovery Sub-Account, Research Sub-Account, Research Growth and Income Sub-Account, Research International Sub-Account, Strategic Growth Sub-Account, Strategic Income Sub-Account, Total Return Sub-Account, and Utilities Sub-Account of Sun Life (N.Y.) Variable Account C (the ''Sub-Accounts'') as of December 31, 2001, the related statement of operations for the year then ended and the statements of changes in net assets for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities held at December 31, 2001 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Sub-Accounts as of December 31, 2001 and the results of their operations and the changes in their net assets for the respective stated periods in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Boston, Massachusetts

February 15, 2002

This report is prepared for the general information of contract owners. It is authorized for distribution to prospective purchasers only when preceded or accompanied by an effective prospectus.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENTS OF INCOME

(in thousands)

For the years ended December 31, 2001, 2000 and 1999
	2001	2000	1999

Revenues

Premiums and annuity considerations	$ 19,187	$ 17,810	$ 17,849
Net investment income	10,829	11,821	11,906
Net realized investment gains (losses)	648	(3,079)	497
Fee and other income	7,327	9,753	8,387

Total revenues	37,991	36,305	38,639

Benefits and Expenses

Policyowner benefits	19,525	19,381	20,153
Other operating expenses	9,198	8,383	9,181
Amortization of deferred policy acquisition costs	4,898	5,844	2,670

Total benefits and expenses	33,621	33,608	32,004

Income before income tax expense	4,370	2,697	6,635

Income tax expense	1,534	958	2,180

Net Income	$ 2,836	$ 1,739	$ 4,455

The accompanying notes are an integral part of the financial statements.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

BALANCE SHEETS

(in thousands )

December 31, 2001 and 2000
       ASSETS	2001	2000
Investments
Available-for-sale fixed maturities at fair value (amortized cost of
$106,939 and $110,526 in 2001 and 2000, respectively)	$ 109,097	$ 110,843
Mortgage loans	24,253	26,876
Policy loans	413	541
Short-term investments	17,757	16,001

Total investments	151,520	154,261

Cash and cash equivalents	9,107	7,292
Accrued investment income	1,692	1,765
Deferred policy acquisition costs	19,312	23,799
Other assets	7,976	9,413
Separate account assets	434,263	556,842

Total assets	$ 623,870	$ 753,372

LIABILITIES

Future contract and policy benefits	$ 39,919	$ 37,082
Contractholder deposit funds and other policy liabilities	83,462	98,307
Deferred federal income taxes	4,680	1,561
Other liabilities and accrued expenses	2,765	4,160
Separate account liabilities	434,263	556,842

Total liabilities	$ 565,089	$ 697,952

Commitments and contingencies - Note 15

STOCKHOLDER'S EQUITY

Common stock, $1 par value - 2,000 shares authorized;
2,000 shares issued and outstanding	$ 2,000	$ 2,000
Additional paid-in capital	29,500	29,500
Accumulated other comprehensive income	1,186	661
Retained earnings	26,095	23,259
Total stockholder's equity	$ 58,781	$ 55,420

Total liabilities and stockholder's equity	$ 623,870	$ 753,372

The accompanying notes are an integral part of the financial statements.

6


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

For the years ended December 31, 2001, 2000 and 1999

	2001	2000	1999

Net income	$ 2,836	$ 1,739
$   4,455

Other comprehensive income
Net unrealized holding gains (losses) on available-for-sale
securities, net of tax	525	1,933	(2,443)

Comprehensive income	$ 3,361	$ 3,672	$ 2,012

The accompanying notes are an integral part of the financial statements.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENTS OF STOCKHOLDER'S EQUITY

(in thousands)

For the years ended December 31, 2001, 2000 and 1999
			Accumulated
		Additional	Other		Total
	Common	Paid-In	Comprehensive	Retained	Stockholder's
	Stock	Capital	Income	Earnings	Equity

Balance at December 31, 1998	$ 2,000	$ 29,500	$ 1,171	$ 28,265	$ 60,936

Net income				4,455	4,455
Other comprehensive income
(loss)			(2,443)		(2,443)
Dividends to stockholder				(6,500)	(6,500)

Balance at December 31, 1999	2,000	29,500	(1,272)	26,220	56,448

Net income				1,739	1,739
Other comprehensive income			1,933		1,933
Dividends to stockholder				(4,700)	(4,700)

Balance at December 31, 2000	2,000	29,500
661
				23,259	55,420

Net income				2,836	2,836
Other comprehensive income			525		525

Balance at December 31, 2001	$ 2,000	$ 29,500	$ 1,186	$ 26,095	$ 58,781

The accompanying notes are an integral part of the financial statements.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENTS OF CASH FLOWS

(in thousands)

For the years ended December 31, 2001, 2000 and 1999
	2001	2000	1999

Cash Flows From Operating Activities:
Net income	$ 2,836	$ 1,739	$ 4,455
Adjustments to reconcile net income to net cash provided by
operating activities:
Amortization of discount and premiums	47	7	170
Depreciation and amortization	-	-	122
Net realized gains (losses) on investments	(648)	3,079	(497)
Interest credited to contractholder deposit funds	5,015	5,751	5,974
Deferred federal income taxes	2,837	(1,154)	879
Changes in assets and liabilities:

Deferred acquisition costs	3,459	3,943	19
Accrued investment income	72	106	54
Other assets	1,438	(2,403)	(1,924)
Future contract and policy benefits	2,837	2,698	2,342
Other, net	(1,035)	3,611	(2,554)

Net cash provided by operating activities	16,858	17,377	9,040

Cash Flows From Investing Activities:
Sales, maturities and repayments of:
Available-for-sale fixed maturities	53,133	51,688	78,076
Real estate	-	-	2,009
Mortgage loans	7,172	3,177	11,852
Purchases of:
Available-for-sale fixed maturities	(48,872)	(42,546)	(70,547)
Mortgage loans	(4,630)	(3,809)	(3,675)
Net change in policy loans	128	(3)	87
Net change in short-term investments	(1,756)	(8,706)	(3,404)
Changes in other investing activities, net	-	-	(222)

Net cash provided by (used in) investing activities	5,175	(199)	14,176

The accompanying notes are an integral part of the financial statements.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENTS OF CASH FLOWS (Continued)

(in thousands)

For the years ended December 31, 2001, 2000 and 1999

	2001	2000	1999

Cash Flows From Financing Activities:
Deposits to contractholder deposit funds	$ 12,290	$ 11,301	$ 8,362
Withdrawals from contractholder deposit funds	(32,508)	(27,945)	(23,004)
Dividends paid to stockholder	-	(4,700)	(6,500)

Net cash used in financing activities	(20,218)	(21,344)	(21,142)

Net change in cash and cash equivalents	1,815	(4,166)	2,074

Cash and cash equivalents, beginning of year	7,292	11,458	9,384

Cash and cash equivalents, end of year	$ 9,107	$ 7,292	$ 11,458

Supplemental Cash Flow Information
Income taxes paid	$ 339	$ 701	$ 2,521

The accompanying notes are an integral part of the financial statements.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Sun Life Insurance and Annuity Company of New York (the "Company") is incorporated as a life insurance company and is currently engaged in the sale of individual variable and fixed annuity contracts, and group life and disability insurance contracts in its state of domicile, New York. The Company's parent, Sun Life Assurance Company of Canada (U.S.), is ultimately a wholly-owned subsidiary of Sun Life Financial Services of Canada Inc. Sun Life Financial Services of Canada Inc. was formed as a result of the demutualization on March 22, 2000 of Sun Life Assurance Company of Canada, which was the Company's ultimate parent at December 31, 1999.

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for stock life insurance companies.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The most significant estimates are those used in determining deferred policy acquisition costs, investment allowances and the liabilities for future policyholder benefits. Actual results could differ from those estimates.

Financial Instruments

In the normal course of business, the Company may enter into transactions involving various types of financial instruments, including cash and cash equivalents, investments such as fixed maturities, mortgage loans and equity securities, debt, loan commitments and financial guarantees. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses. Financial instruments are more fully described in Note 6.

Cash and Cash Equivalents

Cash and cash equivalents primarily include cash, commercial paper, money market investments, and short term bank participations. All such investments have been purchased with maturities of three months or less and are considered cash equivalents for purposes of reporting cash flows.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments

The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At the time of purchase, fixed maturity securities are classified based on intent, as held-to-maturity or available-for-sale. In order for the securities to be classified as held-to-maturity, the Company must have positive intent and ability to hold the securities to maturity. Securities held-to-maturity are stated at cost, adjusted for amortization of premiums, and accretion of discounts. Securities that do not meet this criteria are classified as available-for-sale. Available-for-sale securities are carried at estimated fair value with changes in unrealized gains or losses reported net of policyholder related amounts and deferred income taxes in a separate component of other comprehensive income. Fair values for publicly traded securities are obtained from external market quotations. For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturities repayment, and liquidity characteristics. The Company does not engage in trading activities. All of the Company's fixed maturity securities are available-for-sale. All security transactions are recorded on a trade-date basis.

The Company's accounting policy for impairment requires recognition of an other-than-temporary impairment charge on a security if it is determined that the Company is unable to recover all amounts due under the contractual obligations of the security. In addition, for securities expected to be sold, an other-than-temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover to cost or amortized cost prior to the expected date of sale. Once an impairment charge has been recorded, the Company then continues to review the other-than-temporarily impaired securities for additional impairment, if necessary.

Mortgage loans are stated at unpaid principle balances, net of provisions for estimated losses. Mortgage loans acquired at a premium or discount are carried at amortized values net of provisions for estimated losses. Loans include commercial first mortgage loans and are diversified by property type and geographic area throughout the United States. Mortgage loans are collateralized by the related properties and generally are no more than 70% of the properties' value at the time that the original loan is made.

A loan is recognized as impaired when it is probable that the principal or interest is not collectible in accordance with the contractual terms of the loan. Measurement of impairment is based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price. A specific valuation allowance is established if the fair value of the impaired loan is less than the recorded amount. Loans are also charged against the allowance when determined to be uncollectible. The allowance is based on a continuing review of the loan portfolio, past loss experience and current economic conditions, which may affect the borrower's ability to pay. While management believes that it uses the best information available to establish the allowance, future adjustments to the allowance may become necessary if economic conditions differ from the assumptions used in making the evaluation.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Policy loans are carried at the amount of outstanding principal balance not in excess of net cash surrender values of the related insurance policies.

Investment income is recognized on an accrual basis. Realized gains and losses on the sales of investments are recognized in operations at the date of sale and are determined using the specific cost identification method. When an impairment of a specific investment or a group of investments is determined to be other-than-temporary, a realized investment loss is recorded. Changes in the provision for estimated losses on mortgage loans and real estate are included in net realized investment gains and losses.

Interest income on loans is recorded on the accrual basis. Loans are placed in a non-accrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of principal and interest is doubtful. When a loan is placed in non-accrual status, all interest previously accrued is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to principle and interest, have performed on a sustained basis for a reasonable period of time, and when, in the judgement of management, the loans are estimated to be fully collectible as to both principal and interest.

Deferred Policy Acquisition Costs

Acquisition costs consist of commissions, underwriting and other costs that vary with and are primarily related to the production of new business. Acquisition costs related to investment-type contracts, primarily deferred annuity and guaranteed investment contracts, are deferred and amortized with interest in proportion to the present value of estimated gross profits to be realized over the estimated lives of the contracts. Estimated gross profits are composed of net investment income, net realized investment gains and losses, life and variable annuity fees, surrender charges and direct variable administrative expenses. This amortization is reviewed quarterly and adjusted retrospectively by a cumulative charge or credit to current operations when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments.

Deferred acquisition costs for each product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits discussed above are reduced.

Other Assets

Property, equipment, and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line or accelerated method over the estimated useful lives of the related assets, which generally range from 3 to 10 years.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements. Reinsurance receivables from reinsurance ceded are also included in other assets.

Policy liabilities and accruals

Future contract and policy benefits are liabilities for traditional life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. The liabilities associated with traditional life insurance, annuity and disability insurance products are computed using the net level premium method based on assumptions about future investment yields, mortality, morbidity and persistency. The assumptions used are based upon the Company's experience and industry standards.

Contractholder deposit funds consist of policy values that accrue to the holders of investment-related products such as deferred annuities and guaranteed investment contracts. The liabilities are determined using the retrospective deposit method and consist of net deposits and investment earnings less administrative charges. The liability is before the deduction of any applicable surrender charges.

Other policy liabilities include liabilities for policy and contract claims. These amounts consist of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported. The amount reported is based upon historical experience, adjusted for trends and current circumstances. Management believes that the recorded liability is sufficient to provide for the associated claims adjustment expenses. Revisions of these estimates are included in operations in the year such refinements are made.

Revenue and Expenses

Premiums for traditional individual life and annuity products are considered revenue when due. Premiums related to group disability insurance are recognized as revenue pro-rata over the contract period. The unexpired portion of these premiums is recorded as unearned premiums. Revenue from investment-related products includes charges for cost of insurance (mortality), initiation and administration of the policy and surrender charges. Revenue is recognized when the charges are assessed, except that any portion of an assessment that relates to services to be provided in future years is deferred and recognized over the period during which the services are provided.

Other than deferred policy acquisition costs, benefits and expenses related to traditional life, annuity, and disability contracts, including group policies, are recognized when incurred in a manner designed to match them with related premium revenue and spread income recognition over expected policy lives. For investment-type contracts, benefits include interest credited to policyholders' accounts and death benefits in excess of account values, which are recognized as incurred.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company files a consolidated federal income tax return with its parent, Sun Life Assurance Company of Canada (U.S.), and other affiliates. Deferred income taxes are generally recognized when assets and liabilities have different value for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." These differences result primarily from policy reserves, policy acquisition expenses and unrealized gains or losses on investments.

Separate Accounts

The Company has established separate accounts applicable to various classes of contracts providing for variable benefits and they are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Contracts for which funds are invested in separate accounts include individual qualified and non-qualified variable annuity contracts. Assets and liabilities of the separate accounts, representing net deposits and accumulated net investment earnings, less fees, held primarily for the benefit of contractholders, are shown as separate captions in the financial statements. Assets held in the separate accounts are carried at market value and the investment risk of such securities is retained by the policyholder.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities including fair value hedges and cash flow hedges. All derivatives, whether designated in hedging relationships or not, will be required to be recorded on the balance sheet at fair value. For a derivative that does not qualify as a hedge, changes in fair value will be recognized in earnings.

The Company adopted SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, on January 1, 2001. The Company did not use derivative contracts during the years ended December 31, 2001, 2000 and 1999, therefore, adoption had no material effect on the Company's financial position or results of operations.

During 2001, the Company adopted the requirements of Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 102, "Selected Loan Loss Allowance and Documentation Issues". The adoption had no material effect on the Company's financial position or results of operations.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In July 2000, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 99-20, "Recognition of Interest Income and Impairment on Certain Investments". This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to evaluate these securities for an other-than-temporary decline in value. This consensus is effective for financial statements with fiscal quarters beginning after December 15, 2000. On January 1, 2001, the Company adopted EITF No. 99-20. The adoption did not have a material impact on the Company's financial position or results of operations.

In September 2000, the FASB issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which replaces SFAS No. 125, "Accounting for Transfers and Services of Financial Assets and Extinguishments of Liabilities". This standard revises the methods for accounting for securitizations and other transfers of financial assets and collateral as outlined in SFAS No. 125, and requires certain additional disclosures. The adoption of this standard did not have a material effect on the Company's financial position or results of operations.

In July 2001, the FASB issued SFAS No. 141 "Business Combinations", SFAS No. 142 "Goodwill and Other Intangible Assets", and SFAS 143 "Accounting for Asset Retirement Obligations." These Statements are not applicable to the Company.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived assets and for Long-Lived Assets to Be Disposed Of." This statement is not applicable to the Company.

In September 2001, the EITF discussed Issue No. 01-10 "Accounting for the Impact of the Terrorist Attacks of September 11, 2001" which gives accounting guidance and recommended disclosures. Following this guidance, the Company has reviewed its insurance contracts to quantify potential losses, if any, as a result of the tragedy and has determined that there were no material claims exposure to the Company. The national tragedy of September 11, 2001 has also had an adverse impact on the airline, hotel and hospitality businesses. Although the Company has investments associated with these industries, it has determined that there are no current recoverability issues. The Company will continue to monitor these investments to determine if any adjustments for other-than-temporary declines due to the decrease in market value are necessary.

2. SIGNIFICANT TRANSACTIONS WITH AFFILIATES

The Company has an agreement with Sun Life Assurance Company of Canada, which provides that Sun Life Assurance Company of Canada will furnish, as requested, personnel as well as certain services and facilities on a cost-reimbursement basis.  Expenses under this agreement amounted to approximately $2,046,000, $1,367,000, and $2,045,000 in 2001, 2000, and 1999, respectively.  The Company also has an agreement with Sun life Assurance Company of Canada (U.S.), its parent, whereby its parent will furnish, as requested, personnel as well as certain services and facilities on a cost-reimbursement basis.  Expenses under this agreement totaled $1,750,000, $1,918,000, and $3,507,000 in 2001, 2000, and 1999, respectively.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

2. SIGNIFICANT TRANSACTIONS WITH AFFILIATES (Continued)

The Company declared and paid dividends in the amounts of $4,700,000 and $6,500,000 to Sun Life Assurance Company of Canada (U.S.) during 2000 and 1999, respectively.  No dividends were declared or paid during 2001.  See Note 14 for dividend restrictions information.

As more fully described in Note 7, the Company has been involved in several reinsurance transactions with Sun Life Assurance Company of Canada.

3. INVESTMENTS

Fixed Maturities

The amortized cost and fair value of fixed maturities were as follows (in 000's):

December 31, 2001

Gross

Gross

Estimated

Amortized

Unrealized

Unrealized

Fair

Cost

Gains

(Losses)

Value

Fixed maturities available-for-sale:

United States treasury securities, U.S. Government

and agency securities

$ 5,239

$ 115

$ (57)

$ 5,297

Mortgage-backed securities

11,823

234

(24)

12,033

Public utilities

15,846

393

(201)

16,038

Transportation

5,003

183

(25)

5,161

Finance

19,523

477

(196)

19,804

Corporate

49,505

2,177

(918)

50,764

Total fixed maturities available-for-sale

$ 106,939

$ 3,579

$ (1,421)

$ 109,097

December 31, 2000

Gross

Gross

Estimated

Amortized

Unrealized

Unrealized

Fair

Cost

Gains

(Losses)

Value

Fixed maturities available-for-sale:

United States treasury securities, U.S. Government

and agency securities

$ 7,269

$ 62

$ -

$ 7,331

Mortgage-backed securities

5,929

46

(4)

5,971

Public utilities

16,185

130

(173)

16,142

Transportation

7,572

97

(46)

7,623

Finance

15,630

397

(76)

15,951

Corporate fixed maturities

57,941

2,275

(2,391)

57,825

Total fixed maturities available-for-sale

$ 110,526

$ 3,007

$ (2,690)

$ 110,843


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

3. INVESTMENTS (Continued)

The amortized cost and estimated fair value by maturity periods for fixed maturities are shown below (in 000's). Actual maturities may differ from contractual maturities on asset-backed securities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers.

December 31, 2001

Amortized Cost

Fair Value

Maturities of available-for-sale fixed securities:

Due in one year or less

$ 16,742

$ 16,350

Due after one year through five years

33,555

34,415

Due after five years through ten years

25,865

26,600

Due after ten years

11,392

12,040

Subtotal

87,554

89,405

Asset-backed securities

19,385

19,692

Total

$ 106,939

$ 109,097

Gross gains of $788,000, and $137,000 and gross losses of $135,000, and $1,742,000 were realized on the voluntary sale of fixed maturities for the years ended December 31, 2001 and 2000, respectively.

Fixed maturities with an amortized cost of approximately $403,000 and $404,000 at December 31, 2001 and 2000, respectively, were on deposit with governmental authorities as required by law.

As of December 31, 2001, 95% of the Company's fixed maturities were investment grade and there were no significant concentrations by issuer or by industry, other than U.S. Treasury securities.  Investment grade securities are those that are rated "BBB" or better by nationally recognized rating agencies.  During 2001 and 2000, the Company incurred realized losses totaling $550,000 and $1,468,000, respectively, for other-than-temporary impairment of value of some of its fixed maturities after determining that not all of the unrealized losses were temporary in nature.  During 2001, $617,000 of the 2000 losses were recovered and are included in realized gains.

Mortgage loans

The Company invests in commercial first mortgage loans throughout the United States. Investments are diversified by property type and geographic area. Mortgage loans are collateralized by the related properties and generally are no more than 70% of the properties' value at the time that the original loan is made.

The Company monitors the condition of the mortgage loans in its portfolio.  In those cases where mortgages have been restructured, appropriate allowances for losses have been made.  In those cases where, in management's judgement, the mortgage loan's value has been impaired, appropriate losses are recorded.   The Company had no restructured or impaired mortgage loans at December 31, 2001 and 2000, respectively, nor any allowances for losses or reserves for impaired loans.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

3. INVESTMENTS (Continued)

Mortgage loans comprise the following property types and geographic regions in (000's):

December 31,

Property Type:

2001

2000

Office building

$ 6,508

$ 6,581

Residential

1,060

1,099

Retail

9,865

9,909

Industrial/warehouse

3,600

5,799

Other

3,220

3,488

Total

$ 24,253

$ 26,876

December 31,

Geographic region:

2001

2000

Arizona

$ 2,524

$ 2,600

California

1,550

1,564

Florida

1,003

1,754

Georgia

1,060

1,099

Indiana

1,894

2,001

Maryland

3,301

3,488

Michigan

549

583

Nevada

-

1,177

New Jersey

-

865

New York

2,951

3,384

Ohio

1,217

1,262

Pennsylvania

1,986

3,119

Texas

668

694

Utah

1,538

1,588

Virginia

1,200

-

Wisconsin

1,610

-

Other

1,202

1,698

Total

$ 24,253

$ 26,876


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

3. INVESTMENTS (Continued)

At December 31, 2001, scheduled mortgage loan maturities were as follows (in 000's):

2002

$ 1,590

2003

1,291

2004

4,090

2005

4,593

2006

-

Thereafter

12,689

Total

$ 24,253

Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations, with or without prepayment penalties, and loans may be refinanced.

The Company has made commitments of mortgage loans on real estate and other loans into the future.  The outstanding commitments for these mortgages amount to $500,000 and $3,809,000 at December 31, 2001 and 2000, respectively.  The fair value of the outstanding commitments is not material to the Company.

4. NET REALIZED INVESTMENT GAINS AND LOSSES

Net realized investment gains (losses) consisted of the following (in 000's):

2001

2000

1999

Fixed maturities

$ 1,270

$ (1,611)

$ 236

Mortgage loans

(81)

-

8

Real estate

-

-

253

Short-term investments

9

-

-

Write-down of fixed maturities

(550)

(1,468)

-

Total

$ 648

$ (3,079)

$ 497

5. NET INVESTMENT INCOME

Net investment income consisted of the following (in 000's):

2001

2000

1999

Fixed maturities

$ 8,501

$ 9,490

$ 9,059

Mortgage loans

2,373

2,432

3,121

Real estate

-

-

(156)

Policy loans

33

43

54

Other

33

45

45

Gross investment income

10,940

12,010

12,123

Less: Investment expenses

111

189

217

Net investment income

$ 10,829

$ 11,821

$ 11,906


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000 (in 000's):

December 31, 2001

December 31, 2000

Carrying

Estimated

Carrying

Estimated

Amount

Fair Value

Amount

Fair Value

Financial assets:

Cash and cash equivalents

$ 9,107

$ 9,107

$ 7,292

$ 7,292

Fixed maturities

109,097

109,097

110,843

110,843

Mortgages

24,253

25,743

26,876

27,890

Policy loans

413

413

541

541

Short-term investments

17,757

17,757

16,001

16,001

Financial liabilities:

Contractholder deposit funds

$ 79,761

$ 80,163

$ 95,508

$ 94,447

Fixed annuity contracts

7,539

7,503

8,530

8,219

The fair values of cash and cash equivalents are estimated to be cost plus accrued interest which approximates fair value. The fair values of short-term bonds are estimated to be the amortized cost.  The fair values of publicly traded fixed maturities are based upon market prices or dealer quotes.  For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturity, repayment and liquidity characteristics.  The fair values of mortgage loans are estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Policy loans are stated at unpaid principal balances, which approximate fair value.

The fair values of the Company's general account insurance reserves and contractholder deposits under investment-type contracts (insurance, annuity and pension contracts that do not involve mortality or morbidity risks) are estimated using discounted cash flow analyses or surrender values based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for all contracts being valued.  Those contracts that are deemed to have short-term guarantees have a carrying amount equal to the estimated market value.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

7. REINSURANCE

The Company has an agreement with Sun Life Assurance Company of Canada whereby Sun Life Assurance Company of Canada reinsures the mortality risks of the group life insurance contracts.  Under this agreement, certain death benefits are reinsured on a yearly renewable term basis.  The agreement provides that Sun Life Assurance Company of Canada will reinsure the mortality risks in excess of $50,000 per policy for group life contracts ceded by the Company.

The Company has an agreement with an unrelated company whereby the unrelated company reinsures the morbidity risks of the group long-term disability contracts.  Under this agreement, certain long-term disability benefits are reinsured on a yearly renewable term basis. The agreement provides that the unrelated company will reinsure $4,000 per policy per month for long-term disability contracts ceded by the Company.

The effects of reinsurance were as follows (in 000's):

For the Years Ended December 31,

2001

2000

1999

Insurance premiums:

Direct

$ 22,158

$ 21,484

$ 21,629

Ceded

2,971

3,674

3,780

Net Premiums

$ 19,187

$ 17,810

$ 17,849

Insurance and other individual policy benefits, and claims:

Direct

$ 24,487

$ 23,654

$ 23,764

Ceded

4,962

4,273

3,611

Net policy benefits and claims

$ 19,525

$ 19,381

$ 20,153

The Company is contingently liable for the portion of the policies reinsured under each of its existing reinsurance agreements in the event the reinsurance companies are unable to pay their portion of any reinsured claim.  Management believes that any liability from this contingency is unlikely.  However, to limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

8.  RETIREMENT PLANS

PENSION PLAN

The Company and certain affiliates participate with Sun Life Assurance Company of Canada in a non-contributory defined benefit pension plan covering essentially all employees.  Benefits under all plans are based on years of service and employees' average compensation.  The Company's funding policies for the pension plans are to contribute amounts which at least satisfy the minimum amount required by the Employee Retirement Income Security Act of 1974 ("ERISA"); currently the plans are fully funded.  Most pension plan assets consist of separate accounts of Sun Life Assurance Company of Canada or other insurance company contracts.

The following table sets forth the change in the pension plan's projected benefit obligations and assets, as well as the plan's funded status at December 31, 2001, 2000, and 1999 (in 000's):

Year ended December 31,

2001

2000

1999

Change in projected benefit obligation:

Projected benefit obligation at beginning of year

$ 109,675

$ 99,520

$ 110,792

Service cost

5,968

5,242

5,632

Interest cost

8,698

7,399

6,952

Actuarial loss (gain)

20,089

579

(21,480)

Benefits paid

(3,825)

(3,065)

(2,376)

Projected benefit obligation at end of year

$ 140,605

$ 109,675

$ 99,520

Change in fair value of plan assets:

Fair value of plan assets at beginning of year

$ 163,204

$ 158,271

$ 151,575

Actual return on plan assets

17,888

8,218

9,072

Benefits paid

(3,825)

(3,285)

(2,376)

Fair value of plan assets at end of year

$ 177,267

$ 163,204

$ 158,271

Funded status

$ 36,662

$ 53,529

$ 58,752

Unrecognized net actuarial loss

5,341

(12,620)

(20,071)

Unrecognized transition obligation

(18,766)

(20,561)

(22,617)

Unrecognized prior service cost

5,922

6,501

7,081

Prepaid benefit cost

$ 29,159

$ 26,849

$ 23,145


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

8.  RETIREMENT PLANS (Continued)

The following table sets forth the components of the net periodic pension cost for the years ended December 31, 2001, 2000 and 1999 (in 000's).

Year Ended December 31,

2001

2000

1999

Components of net periodic benefit cost:

Service cost

$ 5,968

$ 5,242

$ 5,632

Interest cost

8,698

7,399

6,952

Expected return on plan assets

(14,502)

(13,723)

(12,041)

Amortization of transition obligation asset

(2,093)

(2,056)

(2,056)

Amortization of prior service cost

580

580

580

Recognized net actuarial gain

(492)

(1,146)

(554)

Net periodic benefit cost

$ (1,841)

$ (3,704)

$ (1,487)

The Company's share of net periodic benefit cost

$ 13

$ 52

$ 63

The projected benefit obligations were based on calculations that utilize certain assumptions. The assumed weighted average discount rate was 7.0% for the year ended December 31, 2001, 7.5% for the years ended December 31, 2000 and 1999.  The expected return on plan assets for 2001, 2000 and 1999 was 8.75% and the assumed rate of compensation increase for 2001, 2000 and 1999 was 4.50%.

The Company and certain affiliates also participate with Sun Life Assurance Company of Canada and certain affiliates in a 401(k) savings plan for which substantially all employees are eligible.  Under the various plans the Company matches, up to specified amounts, employees' contributions to the plan.  The Company's contributions were $6,200, $8,000 and $26,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

OTHER POST-RETIREMENT BENEFIT PLANS

In addition to pension benefits, the Company and certain affiliates provide certain health, dental, and life insurance benefits ("postretirement benefits") for retired employees and dependents. Substantially all employees of the participating companies may become eligible for these benefits if they reach normal retirement age while working for the Company and certain affiliates, or retire early upon satisfying an alternate age plus service condition.  Life insurance benefits are generally set at a fixed amount.  The following table sets forth the change in other postretirement benefit plans' obligations and assets, as well as the plans' funded status at December 31, 2001, 2000 and 1999 (in 000's).


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

8.  RETIREMENT PLANS (Continued)

2001

2000

1999

Change in benefit obligation:

Benefit obligation at beginning of year

$ 17,085

$ 12,217

$ 10,419

Service cost

624

529

413

Interest cost

1,296

1,139

845

Actuarial loss

10,956

3,665

1,048

Benefits paid

(792)

(465)

(508)

Benefit obligation at end of year

$ 29,169

$ 17,085

$ 12,217

Change in fair value of plan assets:

Fair value of plan assets at beginning of year

$ -

$ -

$ -

Employer contributions

792

465

508

Benefits paid

(792)

(465)

(508)

Fair value of plan assets at end of year

$ -

$ -

$ -

Funded Status

$ (29,169)

$ (17,085)

$ (12,217)

Unrecognized net actuarial loss

15,738

4,914

1,469

Unrecognized transition obligation

50

95

140

Prepaid (accrued) benefit cost

$ (13,381)

$ (12,076)

$ (10,608)


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

8.  RETIREMENT PLANS (Continued)

The following table sets forth the components of the net periodic postretirement benefit costs for the years ended December 31, 2001, 2000 and 1999 (in 000's).

2001

2000

1999

Components of net periodic benefit cost

Service cost

$ 624

$ 529

$ 413

Interest cost

1,296

1,139

845

Amortization of transition obligation

45

45

45

Recognized net actuarial loss

381

219

164

Net periodic benefit cost

$ 2,346

$ 1,932

$ 1,467

The Company's share of net periodic benefit cost

$ 10

$ 11

$ 9

In order to measure the postretirement benefit obligation at December 31, 2001 the Company assumed a 16.0% annual rate of increase in the per capita cost of covered health care benefits (5.5% for dental benefits).  In addition, medical cost inflation is assumed to be 12% in 2002 and assumed to decrease gradually to 5.5% for 2013 and remain at that level thereafter.  Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. For example, increasing the health care cost trend rate assumptions by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 2001 by $6.1 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 2001 by $465 thousand. Conversely, decreasing assumed rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation at December 31, 2001 by $5.0 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 2001 by $369 thousand.  The  assumed weighted average discount rate used in determining the postretirement benefit obligation was 7.0% for 2001 and 7.5% for both 2000 and 1999.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

9. FEDERAL INCOME TAXES

The Company files a consolidated federal income tax return with Sun Life Assurance Company of Canada (U.S.) and other affiliates as previously described in Note 1.  Federal income taxes are calculated as if the Company was filing a separate federal income tax return.  A summary of the components of federal income tax expense in the statements of income for the years ended December 31, was as follows (in 000's):

2001

2000

1999

Federal income tax expense:

Current

$   (1,303)

$ 2,112

$ 1,301

Deferred

2,837

(1,154)

879

Total

$ 1,534

$ 958

$ 2,180

Federal income taxes attributable to the operations are different from the amounts determined by multiplying income before federal income taxes by the expected federal income tax rate of 35%. The Company's effective rate differs from the federal income tax rate as follows:

2001

2000

1999

Expected federal income tax expense

$ 1,529

$ 944

$ 2,322

Other

5

14

(142)

Federal income tax expense

$ 1,534

$ 958

$ 2,180

The net deferred income tax liability represents the tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes.  The components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

2001

2000

Deferred tax assets:

Investments, net

$ (619)

$ 650

Actuarial liabilities

3,122

4,442

Total deferred tax assets

2,503

5,092

Deferred tax liabilities:

Deferred policy acquisition costs

(4,885)

(6,418)

Other

(2,298)

(235)

Total deferred tax liabilities

(7,183)

(6,653)

Net deferred tax liabilities

$ (4,680)

$ (1,561)

27


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

9. FEDERAL INCOME TAXES (Continued)

The Company makes payments under the tax sharing agreements as if it were filing as a separate company.  Cash payments to the Company's parent, Sun Life Assurance Company of Canada (U.S.) for federal income taxes were approximately $339,000 and $701,000, for the years ended December 31, 2001 and 2000, respectively.

The Company's federal income tax returns are routinely audited by the Internal Revenue Service ("IRS"), and provisions are made in the consolidated financial statements in anticipation of the results of these audits.  The Company is currently under audit by the IRS for the years 1994 and 1995.  In the Company's opinion, adequate tax liabilities have been established for all years and any adjustments that might be required for the years under audit will not have a material effect on the Company's financial statements.  However, the amounts of these tax liabilities could be revised in the future if estimates of the Company's ultimate liability are revised.

10. LIABILITY FOR UNPAID CLAIMS AND CLAIMS ADJUSTMENT EXPENSES

Activity in the liability for unpaid claims and claims adjustment expenses related to the group life and group disability products is summarized below (in 000's):

2001

2000

Balance at January 1

$ 20,574

$ 17,755

Less reinsurance recoverable

(5,067)

(4,036)

Net balance at January 1

15,507

13,719

Incurred related to:

Current year

11,354

10,670

Prior years

(786)

(14)

Total incurred

10,568

10,656

Paid losses related to:

Current year

(5,446)

(5,473)

Prior years

(3,092)

(3,395)

Total paid

(8,538)

(8,868)

Balance at December 31

23,615

20,574

Less reinsurance recoverable

(6,078)

(5,067)

Net balance at December 31

$ 17,537

$ 15,507

The Company regularly updates its estimates of liabilities for unpaid claims and claims adjustments expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims for its individual and group disability lines of business.  Changes in prior estimates are recorded in results of operations in the year such changes are determined to be needed.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

11. DEFERRED POLICY ACQUISITION COSTS

The following illustrates the changes to the deferred policy acquisition cost asset (in 000's):

2001

2000

Balance at January 1

$ 23,799

$ 27,893

Acquisition costs deferred

1,439

1,901

Amortized to expense during year

(4,898)

(5,844)

Adjustment for unrealized investment gains (losses)

during year

(1,028)

(151)

Balance at December 31

$ 19,312

$ 23,799

12. SEGMENT INFORMATION

The Company conducts business principally in three operating segments and maintains a corporate segment to provide for the capital needs of the various operating segments and to engage in other financing-related activities.  Each segment was defined consistent with the way results are evaluated by the chief operating decision-maker.  Net investment income is allocated based on segmented assets by line of business.

Wealth Management

The Wealth Management segment markets and administers both individual variable and fixed annuity products.

Group Protection

The Group Protection segment markets and administers group life insurance, long-term disability and short-term disability products.  These products are sold to employers that provide group benefits for their employees.

Individual Protection

The only individual products offered are conversions from the group life products.

Corporate

The Corporate segment includes the unallocated capital of the Company and items not otherwise attributable to the other segments.  Management evaluates the results of the operating segments on an after-tax basis. The Company does not materially depend on one or a few customers, brokers or agents.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

12. SEGMENT INFORMATION  (Continued)

The following amounts pertain to the various business segments (in 000's):

Year ended December 31, 2001

Pretax

Total

Total

Income

Net Operating

Total

Revenues

Expenditures

(Loss)

Income(Loss)

Assets

Wealth Management

$ 16,491

$ 16,638

$ (147)

$ 194

$ 571,282

Group Protection

19,407

15,930

3,477

2,641

38,105

Individual Protection

229

898

(669)

(489)

1,284

Corporate

1,864

155

1,709

490

13,199

Total

$ 37,991

$ 33,621

$ 4,370

$ 2,836

$ 623,870

Year ended December 31, 2000

Wealth Management

$ 20,066

$ 18,033

$ 2,033

$ 1,307

$ 711,141

Group Protection

17,194

15,350

1,844

1,199

30,514

Individual Protection

224

301

(77)

(50)

1,040

Corporate

(1,179)

(76)

(1,103)

(717)

10,677

Total

$ 36,305

$ 33,608

$ 2,697

$ 1,739

$ 753,372

Year ended December 31, 1999

Wealth Management

$ 20,565

$ 16,234

$ 4,331

$ 2,958

$ 804,824

Group Protection

16,415

15,541

874

568

25,172

Individual Protection

391

56

335

218

483

Corporate

1,268

173

1,095

711

4,121

Total

$ 38,639

$ 32,004

$ 6,635

$ 4,455

$ 834,600


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

13. REGULATORY FINANCIAL INFORMATION

The Company is required to file quarterly and annual statements with the Insurance Department of the State of New York prepared on an accounting basis prescribed or permitted by the State of New York (statutory basis).  Statutory net income and capital stock and surplus differ from net income and shareholder's equity reported in accordance with GAAP for stock life insurance companies primarily because, under statutory basis accounting, policy acquisition costs are expensed when incurred, reserves are based on different assumptions, investments are valued differently, post-retirement benefit costs are based on different assumptions and reflect a different method of adoption, and income tax expense reflects only taxes paid or currently payable.

The Company's statutory surplus and net income (loss) are as follows (in thousands):

Year ended December 31,

2001

2000

1999

Statutory surplus and capital

$ 40,434

$ 39,560

$ 41,346

Statutory net (loss) income

333

2,589

4,710

Effective January 1, 2001, the State of New York required that insurance companies domiciled in the State of New York prepare their statutory financial statements in accordance with the National Association of Insurance Commissioners' ("NAIC") Accounting Practices and Procedures manual, version effective January 1, 2001, subject to any deviation prescribed or permitted by the State of New York Superintendent of Insurance.

The State of New York has adopted certain prescribed accounting practices that differ from those found in the NAIC Accounting Practices and Procedures manual, version effective January 1, 2001.  Specifically, paragraphs 5 through 11 and paragraphs 17 through 19 of Statement of Statutory Accounting Principle ("SSAP") No. 10, Income Taxes, were not adopted.  In addition, all requirements related to deferred tax assets and deferred tax liabilities in paragraphs 20 and 21 of SSAP No. 10 were not adopted.  The impact of not applying SSAP No. 10 in its entirety was a decrease in statutory surplus of $587,279 for the year ended December 31, 2001.

Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures manual, version effective January 1, 2001, are reported as changes in accounting principles in the statutory financial statements. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned funds (surplus) in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods.  As a result of these changes, the Company reported a change in accounting principle in its statutory financial statements, as an adjustment that increased unassigned funds (surplus), of $62,400 as of January 1, 2001.  This adjustment is due to the valuation of the Company's obligation for postretirement benefits other than pensions ("PBOP") on a NAIC basis as of January 1, 2001.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

14. DIVIDEND RESTRICTIONS

The Company's ability to pay dividends is subject to certain restrictions.  New York has enacted laws governing the payment of dividends to stockholders by insurers.  These laws affect the dividend paying ability of the Company.

On September 20, 2000, New York insurance law was amended to permit a domestic stock life insurance company to distribute a dividend to its shareholders, without notice to the Superintendent of Insurance of the State of New York, where the aggregate amount of such dividend in any calendar year does not exceed the lesser of:  (1) ten percent of its surplus to policyholders as of the immediately preceding calendar year; or (2) its net gain from operations for the immediately preceding calendar year, not including realized capital gains.  Under the previous law, domestic stock life insurers were prohibited from distributing any dividends to shareholders unless the insurer filed a notice of its intention to declare a dividend and its amount with the Superintendent at least 30 days in advance of the proposed declaration, and such proposed distribution was not disapproved by the Superintendent.  Dividends in the amount of $4,700,000 and $6,500,000 were declared and paid during 2000 and 1999, respectively, by the Company to its parent, Sun Life Assurance Company of Canada (U.S.).  These dividends were approved by the Board of Directors and the State of New York Insurance Department.  There were no dividends declared or paid during 2001.

15. COMMITMENTS AND CONTINGENCIES

Regulatory and Industry Developments

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision.  This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies.  Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states.  The Company is not able to reasonably estimate the potential effect on it of any such future assessments.

Litigation

The Company is not aware of any contingent liabilities arising from litigation, income taxes and other matters beyond the ordinary course of business that could have a material effect upon the financial condition of the Company.

Lease Commitments

The Company leases various facilities and equipment under operating leases with terms of up to 10 years.  As of December 31, 2001, minimum future lease payments under such leases are as follows (in 000's):

2002

$ 286,264

2003

294,072

2004

196,048

Total

$ 776,384

Total rental expense for the years ended December 31, 2001, 2000 and 1999 was $438,000, $419,000, and $565,000, respectively.


INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Sun Life Insurance and Annuity Company of New York:

We have audited the accompanying balance sheets of Sun Life Insurance and Annuity Company of New York (the "Company") as of December 31, 2001 and 2000, and the related statements of income, stockholder's equity, comprehensive income and of cash flows for each of the three years in the period ended December 31, 2001.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Sun Life Insurance and Annuity Company of New York as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Boston, Massachusetts

February 15, 2002


PART C

OTHER INFORMATION

Item 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)

The following Financial Statements are included in the Registration Statement:

A.

Condensed Financial Information - Accumulation Unit Values (Part A)

B.

Financial Statements of the Depositor (Part B)

Audited:

1.

Consolidated Statements of Income, Years Ended December 31, 2001, 2000 and 1999;

2.

Consolidated Balance Sheets, December 31, 2001 and 2000;

3.

Consolidated Statements of Comprehensive Income, Years Ended December 31, 2001, 2000 and 1999;

4.

Consolidated Statements of Stockholder's Equity, Years Ended December 31, 2001, 2000 and 1999;

5.

Consolidated Statements of Cash Flows, Years Ended December 31, 2001, 2000 and 1999;

6.

Notes to Consolidated Financial Statements; and

7.

Independent Auditors' Report.

C.

Financial Statements of the Registrant (Part B)

1.

Statement of Condition, December 31, 2001;

2.

Statement of Operations, Year Ended December 31, 2001;

3.

Statements of Changes in Net Assets, Years Ended December 31, 2001 and December 31, 2000;

4.

Notes to Financial Statements; and

5.

Independent Auditors' Report.

(b)

The following Exhibits are incorporated in the Registration Statement by reference unless otherwise indicated:

(1)

Resolution of the Board of Directors of the depositor dated December 3, 1984, authorizing the establishment of the Registrant (Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement of the Registrant on Form N-4, File No. 333-05037, filed March 29, 2000);

(2)

Not applicable;

(3)(a)

Marketing Coordination Agreement between the Depositor, MFS Fund Distributors, Inc. and Clarendon Insurance Agency, Inc. (Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement of the Registrant on Form N-4, File No. 333-05037, filed March 29, 2000);

(3)(b)(i)

Specimen Sales Operations and General Agent Agreement (Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement of the Registrant on Form N-4, File No. 333-05037, filed March 29, 2000);

(3)(b)(ii)

Specimen Broker-Dealer Supervisory and Service Agent Agreement (Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement of the Registrant on Form N-4, File No. 333-05037, filed March 29, 2000);

(3)(b)(iii)

Specimen Broker-Dealer Supervisory and Service Agent Agreement (Type 4) (Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement of the Registrant on Form N-4, File No. 333-05037, filed March 29, 2000);

(4)

Form of Flexible Payment Deferred Combination Variable and Fixed Individual Annuity Contract*;

(5)

Form of Application used with the variable annuity contract filed as Exhibit (4)*;

(6)

Declaration of Intent and Charter and By-Laws of the Depositor (Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement of the Registrant on Form N-4, File No. 333-05037, filed March 29, 2000);

(7)

Not Applicable;


(8)(a)(i)

Form of Participation Agreement by and between The Alger American Fund, Sun Life Assurance Company of Canada (U.S.), and Fred Alger and Company, Incorporated (Incorporated by reference to Post-Effective Amendment No. 13 to the Registration Statement on Form N-4, File No. 33-41628, filed April 26, 1999);

(8)(a)(ii)

Amendment No. 1 dated April 17, 2000 to Participation Agreement (Incorporated by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4, File No. 333-67864, filed November 6, 2002);

(8)(b)(i)

Form of Participation Agreement dated February 17, 1998 by and between Goldman Sachs Variable, Insurance Trust, Goldman Sachs & Co. and Sun Life Assurance Company of Canada (U.S.) (Incorporated by reference to Post-Effective Amendment No. 13 to Registration Statement on Form N-4, File No. 33-41628, filed April 26, 1999);

(8)(b)(ii)

Amendment No. 3 dated April 17, 2000 to Participation Agreement (Incorporated by referenceto Post-Effective Amendment No. 23 to Registration Statement on Form N-4, File No. 333-67864, filed November 6, 2002);

(8)(c)

Form of Participation Agreement dated February 17, 1998 by and among MFS/Sun Life Services Trust, Sun Life Assurance Company of Canada (U.S.) and Massachusetts Financial Services Company (Incorporated by reference to Post-Effective Amendment No. 13 to Registration Statement on Form N-4, File No. 33-41628, filed April 26, 1999);

(8)(d)

Participation Agreement dated April 17, 2000 by and among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., Sun Life Insurance and Annuity Company of New York on behalf of itself and its separate accounts, and Clarendon Insurance Agency, Inc. (Incorporated by reference to Post-Effective Amendment No. 23 to Registration Statement on Form N-4, File No. 333-67864, filed November 6, 2002);

(8)(e)

Form of Participation Agreement dated August 18, 1999 by and among Sun Life Assurance Company of Canada (U.S.), Sun Capital Advisers Trust and Sun Capital Advisers, Inc. (Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4, File No. 333-82957, filed February 3, 2000);

(8)(f)(i)

Form of Participation Agreement dated April 30, 2001 by and among Rydex Variable Trust, Rydex Distributors, Inc., and Sun Life Assurance Company of Canada (U.S.). (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-82957, filed July 27, 2001.)

(8)(f)(ii)

Amendment No. 3 dated September 1, 2001 to Participation Agreement (Incorporated by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4, File No. 333-67864, filed November 6, 2002)

(8)(g)(i)

Participation Agreement dated April 15, 2001 by and among Sun Life Assurance Company of Canada (U.S.), INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc., and INVESCO Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-82957, filed July 27, 2001.)

(8)(g)(ii)

Amendment No. 1 dated September 1, 2001 to Participation Agreement (Incorporated by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4, File No. 333-67864, filed November 6, 2002)

(8)(h)

Participation Agreement dated February 15, 2002 among Variable Insurance Products Funds, Fidelity Distributors Corporation and Sun Life Insurance and Annuity Company of New York (Incorporated by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4, File No. 333-67864, filed November 6, 2002)

(8)(i)

Participation Agreement dated September 1, 2001 by and among Sun Life Insurance and Annuity Company of New York, Clarendon Insurance Agency, Inc., Alliance Capital Management L.P., and Alliance Fund Distributors, Inc. (Incorporated by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4, File No. 333-67864, filed November 6, 2002)

(8)(j)(i)

Participation Agreement dated February 17, 1998 by and among Lord Abbett Series Fund Inc., Lord Abbett & Co., and Sun Life Assurance Company of Canada (U.S.) (Incorporated by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4, File No. 333-67864, filed November 6, 2002)

(8)(j)(ii)

Amendment No. 1 dated April 17, 2000 to Participation Agreement (Incorporated by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4, File No. 333-67864, filed November 6, 2002)

(9)

Opinion and Consent of Counsel as to legality of securities being registered (Incorporated by reference to Registration statement of the Registrant on Form N-4, File No. 333-100474, filed on October 10, 2002


(10)

Consent of Auditors*;

(11)

None;

(12)

Not Applicable;

(13)

Schedule for Computation of Performance Quotations Incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement of the Registrant on Form N-4, File No. 333-05037;

(14)

Not Applicable

(15)

Powers of Attorney--Incorporated by reference to Post-Effective Amendment No. 8 to the Registration Statement of the Registrant on Form N-4, File No. 33-41629 filed April 9, 2001.

(16)

Organizational Chart (Incorporated by reference to Exhibit 16 to Pre-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-4, File No. 333-74844 filed on February 14, 2002).

* Filed herewith

Item 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name and

Principal Positions and Officers

Business Address

With Depositor

Donald A. Stewart

Chairman and Director

150 King Street West

Toronto, Ontario

Canada M5H 1J9

C. James Prieur

Vice Chairman and Director

150 King Street West

Toronto, Ontario

Canada M5H 1J9

James A. McNulty, III

President and Director

One Sun Life Executive Park

Wellesley Hills, MA 02481

David D. Horn

Director

257 Lake Street

P.O. Box 24

New Vineyard, ME 04956

Donald B. Henderson, Jr.

Director

125 West 55th Street

New York, NY 10019

Angus A. MacNaughton

Director

481 Kingswood Lane

Danville, CA 94506

Peter R. O'Flinn

Director

125 West 55th Street

New York, NY 10019

Fioravante G. Perrotta

Director

4231 Crayton Road

Naples, FL 34103

S. Caesar Raboy

Director

220 Boylston Street

Boston, MA 02110

William W. Stinson

Director

1001 13th Avenue S.W.

Calgary, Alberta

Canada T2R 0L5

David K. Stevenson

Director

359 Grove Street

Needham, MA 02492

Frederick B. Whittemore

Director

1221 Avenue of the Americas

New York, NY 10020

James C. Baillie

Director

Torys

Suite 300, Maritime Life Tower

Toronto, Ontario MSK 1N2

Michael E. Shunney

Vice President, Group Insurance

One Sun Life Executive Park

Wellesley Hills, MA 02481

James M.A. Anderson

Vice President, Investments

One Sun Life Executive Park

Wellesley Hills, MA 02481

Peter F. Demuth

Vice President and Chief Strategy and

One Sun Life Executive Park

Business Development Officer

Wellesley Hills, MA 02481

Ellen B. King

Assistant Vice President and Senior Counsel and

One Sun Life Executive Park

Secretary

Wellesley Hills, MA 02481

Davey S. Scoon

Vice President & Chief Administrative and

One Sun Life Executive Park

Financial Officer & Treasurer

Wellesley Hills, MA 02481

Philip K. Polkinghorn

Vice President, Retirement Products and Services

112 Worcester Street

Wellesley Hills, MA 02481

Robert P. Vrolyk

Vice President and Actuary

One Sun Life Executive Park

Wellesley Hills, MA 02481

Nancy L. Conlin

Vice President and Chief Counsel

One Sun Life Executive Park

Wellesley Hills, MA 02481

Item 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of Sun Life Insurance and Annuity Company of New York, a wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc., a wholly-owned subsidiary of Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., which is in turn a wholly-owned subsidiary of Sun Life Assurance Company of Canada.

The organization chart of Sun Life Assurance Company of Canada is incorporated by reference to Exhibit 16 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, file No. 333-74844, filed February 14, 2002.

None of the companies listed is a subsidiary of the Registrant, therefore the only financial statements being filed are those of Sun Life Insurance and Annuity Company of New York.

Item 27. NUMBER OF CONTRACT OWNERS

There are no Contract owners because sales of the Contracts have not commenced.

Item 28. INDEMNIFICATION

Article 5, Section 5.6 of the By-laws of Sun Life Insurance and Annuity Company of New York, a copy of which was filed as Exhibit A.(6)(b) to the Registration Statement of the Registrant on Form N-8B-2 (File No. 811-4440), provides for indemnification of directors, officers and employees of Sun Life Insurance and Annuity Company of New York.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Sun Life Insurance and Annuity Company of New York pursuant to the certificate of incorporation, by-laws, or otherwise, Sun Life (N.Y.) has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Sun Life (N.Y.) of expenses incurred or paid by a director, officer, or controlling person of Sun Life (N.Y.) in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Sun Life (N.Y.) will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. PRINCIPAL UNDERWRITERS

(a) Clarendon Insurance Agency, Inc., which is a wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.), acts as general distributor for the Registrant, Sun Life of Canada (U.S.) Variable Accounts C, D, E, F, G, H and I, Sun Life (N.Y.) Variable Accounts A and B and Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, World Governments Variable Account, Total Return Variable Account and Managed Sectors Variable Account.

Name and Principal

Positions and Officers

Business Address*

with Underwriter

William P. Franca

President

Davey S. Scoon

Treasurer and Director

James M.A. Anderson

Director

James A. McNulty, III

Director

George E. Maden

Secretary and Clerk

William T. Evers

Assistant Secretary and Assistant Clerk

Norton A. Goss, II

Vice President & Chief Compliance Officer

Michael L. Gentile

Vice President

John E. Coleman

Vice President

Nancy C. Atherton

Tax Officer

------------------------------

* The principal business address of all directors and officers of the principal underwriter, except for Mr. Franca, is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. The principal business address of Mr. Franca is 112 Worcester Street, Wellesley Hills, MA 02481.

         (c)  Inapplicable.

Item 30. LOCATION OF ACCOUNTS AND RECORDS

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by Sun Life Insurance and Annuity Company of New York, in whole or in part, at its Home Office at 122 East 42nd Street, Suite 1900, New York, New York 10017, at the offices of Clarendon Insurance Agency, Inc. at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481, or at the offices of Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

Item 31. MANAGEMENT SERVICES

Not Applicable.

Item 32. UNDERTAKINGS

The Registrant hereby undertakes:

(a)

To file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted;

(b)

To include either (1) as part of any application to purchase a Contract offered by the prospectus, a space that an Applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the Applicant can remove to send for a Statement of Additional Information;

(c)

To deliver any Statement of Additional Information and any financial statements required to be made available under SEC Form N-4 promptly upon written or oral request.

(d)

Representation with respect to Section 26(e) of the Investment Company Act of 1940: Sun Life  (N.Y.) represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

The Registrant is relying on the no-action letter issued by the Division of Investment Management of the Securities and Exchange Commission to American Council of Life Insurance, Ref. No. IP-6-88, dated November 28, 1988, the requirements for which have been complied with by the Registrant.


SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf, in the Town of Wellesley Hills, and Commonwealth of Massachusetts on this 30th day of December, 2002.

Sun Life (N.Y.) Variable Account C

(Registrant)

Sun Life Insurance and Annuity Company of New York

(Depositor)

By: /s/ JAMES A. McNULTY, III

James A. McNulty, III

President

Attest:

/s/ Edward M. Shea

Edward M. Shea

Assistant Vice President

and Senior Counsel


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities with the Depositor, Sun Life Insurance and Annuity Company of New York, and on the dates indicated.

SIGNATURE

TITLE

DATE


/s/ JAMES A. McNULTY, III

President and Director

December 30 , 2002

James A. McNulty, III

(Principal Executive Officer)

/s/ DAVEY S. SCOON

Vice President & Chief and

December 30, 2002

Davey S. Scoon

Financial Officer & Treasurer

(Principal Financial and Accounting Officer)

/s/ SANDRA M. DADALT

Attorney-in-Fact for:

December 30, 2002

Sandra M. DaDalt

Donald A. Stewart, Chairman and Director

C. James Prieur, Vice Chairman and Director

Donald B. Henderson, Jr., Director

Peter R. O'Flinn, Director

Fioravante G. Perrotta, Director

David K. Stevenson, Director

Frederick B. Whittemore, Director

James C. Baillie, Director

David D. Horn, Director

Angus A. McNaughton, Director

S. Caesar Raboy, Director

William W. Stinson, Director



EXHIBIT INDEX


(4)

Form of Flexible Payment Deferred Combination Variable and Fixed Individual Annuity Contract

(5)

Form of Application used with the variable annuity contract filed as Exhibit (4)

(10)

Consent of Auditors
